As confidentially submitted with the Securities and Exchange Commission on November 25, 2019.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZoomInfo Technologies Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	84-3721253
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
805 Broadway Street, Suite 900
Vancouver, Washington 98660
Telephone: (800) 914-1220
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Anthony Stark
General Counsel
ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, Washington 98660
Telephone: (800) 914-1220
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard A. Fenyes Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Marc D. Jaffe Jason M. Licht Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares of Class A common stock that are subject to the underwriters’ option to purchase additional shares.

(3)	To be paid in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED               ,
PROSPECTUS
        Shares
ZoomInfo Technologies Inc.
Class A Common Stock
$          per share
This is the initial public offering of shares of Class A common stock of ZoomInfo Technologies Inc. We are selling               shares of our Class A common stock. We currently expect the initial public offering price to be between $              and $             per share of Class A common stock. We intend to apply to list our shares of Class A common stock on the            (the “          ”) under the trading symbol “          .”
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to          vote for each LLC Unit (as defined herein) held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. See “Description of Capital Stock.”
After the completion of this offering, affiliates of each of TA Associates, Carlyle, 22C Capital, and our Founders (each, as defined herein) will be parties to a stockholders agreement and will beneficially own approximately      % of the combined voting power of our Class A and Class B common stock (or       % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the        corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.”
ZoomInfo Technologies Inc. will be a holding company whose sole material asset will be a controlling equity interest in ZoomInfo OpCo (as defined herein). We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from ZoomInfo OpCo that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—Offering Transactions.” We intend to cause ZoomInfo OpCo to use these proceeds to                         . See “Use of Proceeds.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”
Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 19.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to ZoomInfo Technologies Inc.	$	$
________________

(1)	Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.
To the extent that the underwriters sell more than             shares of our Class A common stock, the underwriters have the option, within 30 days from the date of this prospectus, to purchase up to an additional             shares of our Class A common stock from us at the initial public offering price less the underwriting discount.
The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                 ,          .

J.P. Morgan(1)
Morgan Stanley

__________________

(1)	In alphabetical order.
The date of this prospectus is          ,          .

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. The information in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus, as applicable, or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For Investors Outside the United States: We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

About this Prospectus
Financial Statement Presentation
This prospectus includes certain historical combined and consolidated financial and other data for DiscoverOrg Holdings, LLC, a Delaware limited liability company (“ZoomInfo OpCo”). Following this offering, ZoomInfo OpCo will be the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes. Immediately following this offering, ZoomInfo Technologies Inc. will be a holding company, and its sole material asset will be a controlling equity interest in ZoomInfo OpCo. As the sole managing member of ZoomInfo OpCo, ZoomInfo Technologies Inc. will operate and control all of the business and affairs of ZoomInfo OpCo and, through ZoomInfo OpCo and its subsidiaries, conduct our business. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. will consolidate ZoomInfo OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners (as defined below) on its consolidated balance sheet and statement of operations.
On February 1, 2019, we acquired, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, 100% of the stock of Zoom Information, Inc. (“Pre-Acquisition ZI”). Pre-Acquisition ZI was a leading provider of company and contact information to sales and marketing professionals. The Zoom Information Acquisition (as defined below) qualifies as a business combination and was accounted for as such. We included the financial results of Pre-Acquisition ZI in the consolidated financial statements of ZoomInfo OpCo from the date of the Zoom Information Acquisition. Accordingly, the financial statements for the period prior to the Zoom Information Acquisition may not be comparable to those of the period after the Zoom Information Acquisition.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Certain Definitions
As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“22C Capital” refers to investment funds associated with 22C Capital LLC and its predecessor.

•	“Carlyle” refers to investment funds associated with The Carlyle Group.

•
“existing owners” or “pre-IPO owners” refer collectively to the Sponsors and the management and other equity holders who are the owners of ZoomInfo OpCo immediately prior to the Offering Transactions (as defined herein).

•	“Founders” refers to Henry Schuck, our Chief Executive Officer, and Kirk Brown.

•	“Sponsors” refers, collectively, to TA Associates, Carlyle and 22C Capital.

•	“TA Associates” refers to investment funds associated with TA Associates.

•
“ZoomInfo,” the “Company,” “we,” “us,” and “our” refer, (1) prior to the consummation of the Offering Transactions, to ZoomInfo OpCo and its consolidated subsidiaries and, (2) after the Offering Transactions, to ZoomInfo Technologies Inc. and its consolidated subsidiaries.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional                      shares of Class A common stock from us solely to cover over-allotments and that the shares of Class A common stock to be sold in this offering are sold at $           per share, which is the midpoint of the price range indicated on the front cover of this prospectus.

i

SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. Before you decide to invest in shares of our Class A common stock, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This summary contains forward-looking statements that involve risks and uncertainties.
Overview
Our mission is to unlock actionable business information and insights to make organizations more successful.
ZoomInfo is a leading go-to-market intelligence system for sales and marketing teams. Our cloud-based solutions provide highly accurate and comprehensive information on the organizations and professionals they target. This “360-degree view” enables sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time, to hit their number.
Every business needs to sell effectively to thrive. Today, sales and marketing is inherently inefficient. Sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching, curating, and organizing data. Sales and marketing teams often lack scalable and actionable go-to-market intelligence to engage their customers and prospects. All organizations that sell to other businesses can use ZoomInfo to sell more, in a smarter, better, and faster way.
Today, approximately 180,000 paid users leverage our platform to identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle. Our go-to-market intelligence solution delivers comprehensive intelligence and analytics on over 14 million companies, including advanced attributes, technologies used by companies, intent signals, and decision-maker contact information.
We are able to deliver high-quality intelligence at scale by leveraging an artificial intelligence (“AI”) and machine learning (“ML”) powered engine that gathers data from millions of global sources and standardizes, matches to entities, verifies, cleans, and applies the processed data to companies and people. To do this, our engine aggregates and extracts distinct types of data from millions of proprietary and public sources, including our contributory network, which captures data on over 50 million contact record events daily from our free Community Edition users and many of our paying customers.
Our software, insights, and data enable over 13,000 companies to sell and market more effectively and efficiently. Our customers operate in almost every industry vertical, including software, business services, manufacturing, telecommunications, financial services and insurance, retail, media and internet, transportation, education, hospitality, healthcare, and real estate, and range from the largest global enterprises, to mid-market companies, down to small and medium-sized businesses (“SMBs”). Within a given company, our solution can make every sales and marketing professional more effective and efficient. This broad applicability drives our total addressable market (“TAM”) of approximately $23 billion, according to our estimates.
Internally, we use the ZoomInfo platform to drive our own highly effective and efficient go-to-market motion. We have invested in technology, data, and insights, as well as defined processes and specialized roles, resulting in an optimized inside sales motion. Our average new business sales cycle from opportunity creation to close is 32 days, and the average lifetime value (“LTV”) compared to our average customer acquisition cost (“CAC”) is over 10x. Our focus on customer adoption, success, and expansion helps us to deliver continued value and creates opportunities for increased usage. Today, over 500 of our customers spend more than $100,000 in annual contract value (“ACV”).
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. DiscoverOrg achieved significant organic growth since its founding and acquired Zoom Information, Inc. (“Pre-Acquisition ZI”) in February 2019 to further expand the breadth of our go-to-market intelligence, industry coverage, and addressable market opportunity. Subsequently, the combined business has been re-branded as ZoomInfo. We and Pre-Acquisition ZI generated revenue of $144.3 million and $72.5 million in 2018, respectively. We and Pre-Acquisition ZI generated revenue of $103.5 million and $45.7 million for the nine months ended September 30, 2018, respectively, and $203.0 million for the nine months ended September 30, 2019 and $9.7 million for the one month ended January 31, 2019, respectively.
Industry Background
Sales and Marketing is Fundamental to Every Business
For every company, sales and marketing is a fundamental function that defines its success. As a result, businesses typically spend significantly on sales and marketing activities. For example, Forbes Global 2000 companies collectively spent over $2 trillion on sales and marketing activities alone in 2018 according to Capital IQ.
Business-to-Business (“B2B”) Sales and Marketing has Changed
Prior to the advent of sales and marketing technologies, businesses that sold to other businesses operated in an analog world, relying on field sales representatives to gather customer information and navigate sales processes. This process was manual, expensive, and inefficient. The data gathered was limited in depth, breadth and accuracy, and began decaying as soon as it was captured. To address these problems, businesses invested in new technologies such as CRM to digitally transform the way they sell. The CRM market grew from $12 billion in 2009 to $42 billion in 2018, representing a nearly 250% increase, according to a 2019 Global Industry Analysts, Inc. report. CRM systems were adopted primarily to manage the sales process, while marketing automation systems and new forms of customer engagement were developed to automate different go-to-market tasks. Despite these investments, businesses still rely largely on manual processes to gather intelligence to drive these systems. Consequently, the data that supports CRM and sales & marketing automation systems and workflows is frequently stale, inaccurate, incomplete and limited in depth and breadth.
Sales and Marketing is Still Inefficient
According to Salesforce.com, sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching and organizing data. This inefficiency is manifested in three main ways:

1)	It’s hard to find and engage with decision makers. Inaccurate or missing contact information plagues efforts to engage with a broad set of targets quickly and efficiently.

2)	It’s hard to know when to engage. Sales and marketing professionals need to manually gather information across various sources to determine when a potential customer intends to make a purchase.

3)	No data-driven way to prioritize targets. Prioritization decisions for sales and marketing resources are often made based on intuition, random knowledge gathering, or incomplete and inaccurate data.
There is a Need for a Comprehensive Go-to-Market Intelligence Solution
Sales and marketing teams need go-to-market intelligence to engage the right people, at the right companies, with the right message, at the right time. Go-to-market intelligence provides a “360-degree view,” aggregating all the information and intelligence gathered from numerous sources that together paint a comprehensive view of a company and its contacts. This all needs to be updated in real time and integrated into workflows through CRM and sales & marketing automation systems—the systems nearly every company uses to manage their sales and marketing processes.
Today, point solutions exist to aid in go-to-market intelligence efforts, but they only address a fraction of the 360-degree view of the customer, and often lack the accuracy required to be effective. According to a Forrester report we commissioned, only 1.2% of companies have mature B2B intelligence practices and technology. Companies that have implemented some B2B intelligence practices and technology have realized 35% more leads and 45% higher-quality leads, leading to higher revenue and faster growth.

The ZoomInfo Platform
Our cloud-based go-to-market intelligence solutions give sales and marketing professionals highly accurate and comprehensive information and insights on the organizations and professionals they target. Our platform helps users identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle.
We provide a comprehensive 360-degree view on over 14 million companies and 100 million professionals. We combine this with deep insights, such as personnel moves, pain points or planned investments, technologies used by companies, intent signals, advanced attributes (such as time series growth, granular department and location information, and employee trends), organizational charts, news and events, hierarchy information, locations, and funding details. Our intelligence is kept up to date in real time, with a guarantee of 95%+ accuracy, which we believe to be unmatched by any market alternative.
Our Data Engine
Our Machine Learning and Artificial Intelligence Technologies
We are able to deliver high-quality intelligence at scale by leveraging an AI- and ML-powered engine that gathers data from millions of sources and standardizes, matches to entities, verifies, cleans, and applies the processed data to companies and people. To help train our AI and ML technologies and augment our contributory network, we have a team of 300 research analysts with deep expertise in cleaning B2B data.
Our Data Sources
We have a number of data sources, including proprietary sources, that enrich our platform:

•	Contributory Network. Our free users and many of our paying customers contribute data that enhances our platform. Our contributory network captures data on over 50 million contact record events daily.

•
Unstructured Public Information. Our patented and proprietary technologies extract and parse unstructured information found on webpages, newsfeeds, blogs, and other public sources, and then match that information with entities that we have previously identified.

•	Primary Research. We have developed hundreds of processes, largely automated, to gather information from sources, such as PBX directories, website traffic and source code, and proprietary surveys.

•	Generally Available Information. Our technology adds value to public information and a limited amount of purchased third-party data by combining them with our proprietary insights.
Benefits of Our Solution

•
Significant and Measurable Revenue Improvement. Our solution increases revenue for our customers who can easily measure the impact because we integrate with the systems that they use to attribute revenue.

•
Unmatched Accuracy, Depth, and Coverage of Data. We are able to provide a guarantee of 95%+ accuracy as a result of our focus on quality, coupled with proprietary methods to extract, parse, match and clean data. We do not believe that any other solution provides the depth and breadth of data that we provide on over 14 million companies and over 100 million professionals.

•	Unique Data Points Drive Valuable Insights. We integrate unique data points that are proprietary to ZoomInfo with our customers’ data to enrich their information and develop unique insights.

•
Integrated and Automated Platform. Our insights are available on our cloud-based platform and can also be delivered directly into our customers’ workflows and supporting infrastructure, including Salesforce, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud and other platforms. The vast majority of our customers integrate ZoomInfo with their most-used CRM or sales & marketing automation system.

Our Competitive Strengths

•	Market Leader with a Comprehensive Go-to-Market Intelligence Platform. We provide the most accurate and comprehensive go-to-market intelligence solution available.

•	Finely Tuned Go-to-Market Model. We utilize the ZoomInfo platform to power our efficient go-to-market motion. For the nine months ended September 30, 2019, our average LTV to average CAC was over 10x.

•	High-Velocity Software Development. We foster an innovative, fast-paced engineering culture that enabled the release of 112 product features and services in 2019.

•
Viral Enthusiasm Driven by Our Base of “Fanatic Users.” We have approximately 55,000 Fanatic Users, which we define as users with platform use over 200 minutes per week and/or 300 searches per month. We believe our Fanatic Users drive viral adoption of our platform.

•	Powerful and Significant Network Effects. As our user base grows, so does the data we receive, which enables us to provide greater value to our customers.
Our Market Opportunity
We estimate the TAM for our platform to be approximately $23 billion, based on data as of September 30, 2019.
We calculate our TAM by estimating the total number of companies by employee size for companies with 1,000+ employees, companies with 100 to 999 employees, and companies with 10 to 99 employees and applying the ACV to each respective company using internally generated data of actual customer spend by company size. For companies with 1,000+ employees, we have applied the median ACV of our top quartile of customers, who we believe have achieved broader implementation of our solution across their organizations. For companies with 100 to 999 employees and companies with 10 to 99 employees, we have applied an average ACV based on current spend for our customers in these bands. The aggregate calculated value represents our estimated TAM. Data for numbers of companies by employee count is from our ZoomInfo powered by DiscoverOrg platform that we have identified as relevant prospects for our solutions.
Our Growth Strategy
We intend to drive the growth of our business through the following strategies:

•	Continue to Acquire New Customers

•	Deliver Additional High-Value Solutions to Our Existing Customers

•	Drive Incremental Penetration Within Enterprises

•	Leverage our Platform for Adjacent Use Cases such as Recruiting

•	Expand to International Markets

•	Selective Acquisitions to Complement Our Platform
Investment Risks
An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition, and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	larger well-funded companies shifting their existing business models to become more competitive with us;

•	our ability to provide or adapt our platform for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to data privacy;

•	the effects of companies more effectively catering to our customers by offering more tailored products or platforms at lower costs;

•	adverse general economic and market conditions reducing spending on sales and marketing;

•	the effects of declining demand for sales and marketing subscription platforms;

•	our ability to improve our technology and keep up with new processes for data collection, organization, and cleansing;

•	our ability to provide a highly accurate, reliable, and comprehensive platform moving forward;

•	our reliance on third-party systems that we do not control to integrate with our system and our potential inability to continue to support integration;

•	our ability to adequately fund research and development potentially limiting introduction of new features, integrations, and enhancements;

•	our ability to attract new customers and expand the existing subscriptions;

•	a decrease in participation in our contributory network or increased opt-out rates impacting the depth, breadth, and accuracy of our platform;

•	our failure to protect and maintain our brand and our ability to attract and retain customers;

•
our substantial indebtedness, which could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, and our ability to meet our obligations under our outstanding indebtedness, and could divert our cash flow from operations for debt payments;

•	our Sponsors controlling us and their interests conflicting with ours or yours in the future; and

•
our being, upon the listing of our Class A common stock on              , a “controlled company” within the meaning of               rules and, as a result, qualifying for exemptions from certain corporate governance requirements, as a result of which you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.
Organizational Structure
Immediately following this offering, ZoomInfo Technologies Inc. will be a holding company and its sole material asset will be a controlling equity interest in ZoomInfo OpCo. As the sole managing member of ZoomInfo OpCo, ZoomInfo Technologies Inc. will operate and control all of the business and affairs and consolidate the financial results of ZoomInfo OpCo and, through ZoomInfo OpCo and its subsidiaries, conduct our business. Prior to the completion of this offering, (1) certain of our pre-IPO owners (the “Pre-IPO Shareholders”) that are taxable as corporations for U.S. federal income tax purposes (the “Blocker Companies”) will merge with and into a newly formed subsidiary of ZoomInfo Technologies Inc. (and the surviving entity will then be dissolved) (such mergers, the “Blocker Mergers”), through which the Pre-IPO Shareholders will receive shares of Class A common stock of ZoomInfo Technologies Inc. pursuant to the Blocker Mergers (see “Organizational Structure—Blocker Mergers”) and (2) the limited liability company agreement of ZoomInfo OpCo will be amended and restated to, among other things, modify its capital structure by reclassifying the interests held by our remaining pre-IPO owners (the “Pre-IPO LLC Unitholders”) into a single new class of units (the “LLC Units”). We refer to this reclassification, together with the Blocker Mergers, as the “Reorganization Transactions.” We and the Pre-IPO LLC Unitholders will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their LLC Units for shares of our Class A common stock on a          basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the amended and restated

limited liability company agreement of ZoomInfo OpCo and the exchange agreement, please read “Certain Relationships and Related Person Transactions.”
The Pre-IPO LLC Unitholders will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to          the aggregate number of LLC Units of ZoomInfo OpCo held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange LLC Units for shares of Class A common stock of ZoomInfo Technologies Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from          as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Our post-offering organizational structure is commonly referred to as an umbrella partnership-C-corporation (“UP-C”) structure. This organizational structure will allow our Pre-IPO LLC Unitholders to retain their equity ownership in ZoomInfo OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in ZoomInfo Technologies Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO LLC Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C structure will give rise to any significant business or strategic benefit or detriment to us.
The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. will consolidate ZoomInfo OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners on its consolidated balance sheet and statement of operations.

The simplified diagram below depicts our organizational structure immediately following the consummation of the Offering Transactions (as described under “Organizational Structure—Offering Transactions) and the Reorganization Transactions. Unless otherwise stated or the context otherwise requires, the information provided in this prospectus reflects the consummation of the Offering Transactions and the Reorganization Transactions. For additional detail, see “Organizational Structure.”

Pre-IPO Unitholders
Pre-IPO Shareholders
Public Shareholders
Class B common stock
• % of voting power in ZoomInfo Technologies Inc.(1)
• No economic interests in ZoomInfo Technologies Inc.
Class A common stock
• % of voting power in ZoomInfo Technologies Inc.
• % of economic interests in ZoomInfo Technologies Inc.
Class A common stock
• % of voting power in ZoomInfo Technologies Inc.
• % of economic interests in ZoomInfo Technologies Inc.
LLC Units
• No voting rights
• Exchangeable on a 1-for-1 basis for shares of Class A common stock
• % of outstanding LLC Units
ZoomInfo Technologies Inc.
LLC Units
• Sole Managing Member
• 100% of voting power in ZoomInfo OpCo
• % of outstanding LLC Units
DiscoverOrg Holdings, LLC (“ZoomInfo OpCo”)
DiscoverOrg Midco, LLC
DiscoverOrg, LLC(2)
Operating Subsidiaries

________________

(1)
The Class B common stock will provide each of the Pre-IPO LLC Unitholders with a number of votes that is equal to               the aggregate number of LLC Units held by such Pre-IPO LLC Unitholder. Immediately following this offering, the Pre-IPO LLC Unitholders will hold          % of the voting power in ZoomInfo Technologies Inc. For additional information, see “Organizational Structure—Organizational Structure Following this Offering” and “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)
DiscoverOrg, LLC serves as the borrower under our first lien revolving credit facility and our first lien term loan facility (together, the “first lien credit facilities”) and our second lien term loan facility (together with the first lien credit facilities, the “secured credit facilities”). See “Description of Certain Indebtedness.”

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (the “SEC”). These provisions include, but are not limited to:

•
being permitted to present only two years of audited financial statements and selected financial data and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus, subject to certain exceptions;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year that follows the fifth anniversary of the completion of this offering;

•	the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion;

•	the date on which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our Class A stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.
For additional information, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”
Our Sponsors
TA Associates
Founded in 1968, TA Associates is one of the most experienced global growth private equity firms in the world. TA Associates invests in growing companies with opportunities for sustained growth, and employs a long-term approach, utilizing its strategic resources, to help management teams build lasting value in great companies. With approximately $32.5 billion raised since inception and over five decades of experience, TA Associates offers its portfolio companies strategic guidance, global insight, strategic acquisition support, recruiting assistance, and a significant network of contacts, in addition to sound financial backing. The firm’s investment team is based in Boston, Menlo Park, London, Mumbai, and Hong Kong.
The Carlyle Group
The Carlyle Group Inc. (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across four business segments: Corporate Private Equity, Real Assets, Global Credit, and Investment Solutions. With $222 billion of assets under management as of September 30, 2019, The Carlyle Group’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies, and the communities in which they invest. The Carlyle Group is one of the leading private equity investors in the technology, business services, and communications sectors, having completed more than 305 total transactions representing more than $32.5 billion in gross equity invested since inception. The Carlyle Group employs more than 1,775 people in 33 offices across six continents.
22C Capital
22C Capital is a private investment firm based in New York committed to delivering capital and critical resources to companies operating at the intersection of technology enablement and data analytics adoption. 22C Capital has a dedicated focus on the business services, healthcare, and financial services sectors. 22C Capital seeks to partner with experienced management teams to build companies that are leaders in their respective markets. 22C Capital’s operational and technology resources, including its affiliated data science organization, strive to deliver practical, real-world support to help convert these businesses’ challenges into opportunities and unlock their full potential. 22C executives have cross disciplinary experience building and running market leading data analytics companies, including co-founding and leading Capital IQ.

After the completion of this offering, our Sponsors will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the                  corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on the                 , we will be required to comply with these provisions within the applicable transition periods.

Our Corporate Information
ZoomInfo Technologies Inc. was incorporated in Delaware on November 14, 2019. Our principal executive office is located at 805 Broadway Street, Suite 900, Vancouver, Washington 98660, and our telephone number is (800) 914-1220. We maintain a website at www.zoominfo.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus and investors should not rely on such information in deciding whether to purchase shares of our common stock.
We own, or have rights to, trademarks, service marks, or trade names that we use in connection with the operation of our business, including ZOOMINFO and DISCOVERORG, which we consider important to our marketing activities. This prospectus also contains trademarks of other companies which to our knowledge are the property of their respective holders and we do not intend our use or display of such marks to imply relationships with, or endorsements of us by, any other company.
Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Issuer	ZoomInfo Technologies Inc.

Class A common stock offered by ZoomInfo Technologies Inc.	shares (plus up to an additional shares at the option of the underwriters to cover over-allotments).

Option to purchase additional shares of Class A common stock
We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to     additional shares of our Class A common stock at the initial public offering price, less the underwriting discount.

Class A common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming exchange of all LLC Units held by the Pre-IPO LLC Unitholders	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by investors in this offering after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds
We estimate that the net proceeds to ZoomInfo Technologies Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $     (or $     if the underwriters exercise in full their option to purchase additional shares of Class A common stock). ZoomInfo OpCo will bear or reimburse ZoomInfo Technologies Inc. for all of the expenses payable by it in this offering. We estimate these offering expenses (excluding underwriting discounts) will be approximately $     .

ZoomInfo Technologies Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from ZoomInfo OpCo that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—Offering Transactions.”

ZoomInfo Technologies Inc. intends to cause ZoomInfo OpCo to use these proceeds to . See “Use of Proceeds.”

Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
The Pre-IPO LLC Unitholders will hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to                the aggregate number of LLC Units held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Dividend policy
We have no current plans to pay dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including ZoomInfo OpCo) to us, and such other factors as our board of directors may deem relevant.

ZoomInfo Technologies Inc. is a holding company and has no material assets other than a controlling equity interest in ZoomInfo OpCo. We intend to cause ZoomInfo OpCo to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If ZoomInfo OpCo makes such distributions to ZoomInfo Technologies Inc., the other holders of LLC Units will be entitled to receive equivalent distributions.

Exchange rights of holders of LLC Units
Prior to this offering, we will enter into an exchange agreement with the Pre-IPO LLC Unitholders so that they may, after the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of ZoomInfo Technologies Inc. on a basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax receivable agreement
Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by ZoomInfo Technologies Inc. to such pre-IPO owners of 85% of the benefits, if any, that ZoomInfo Technologies Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of ZoomInfo Technologies Inc. as a result of sales or exchanges of LLC Units after this offering, and (iii) ZoomInfo Technologies Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and certain other tax benefits, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that ZoomInfo Technologies Inc. would otherwise be required to pay in the future. Actual tax benefits realized by ZoomInfo Technologies Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of ZoomInfo Technologies Inc. and not of ZoomInfo OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Certain U.S. federal income and estate tax consequences to non-U.S. holders
For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

trading symbol	“ .”
In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•	shares of Class A common stock issuable upon exchange of LLC Units that will be held by the Pre-IPO LLC Unitholders immediately following this offering; or

•
                    shares of Class A common stock that may be granted under our 2020 Stock Incentive Plan (the “Omnibus Incentive Plan”). See “Management—Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—2020 Stock Incentive Plan.”

Summary Historical and Pro Forma Financial and Other Data
The following table presents the summary historical consolidated financial and other data for ZoomInfo OpCo and its subsidiaries and the summary pro forma combined and consolidated financial data for ZoomInfo Technologies Inc. for the periods and at the dates indicated. Immediately following this offering, ZoomInfo Technologies Inc. will be a holding company, and its sole material asset will be a controlling equity interest in ZoomInfo OpCo. As the sole managing member of ZoomInfo OpCo, ZoomInfo Technologies Inc. will operate and control all of the business and affairs of ZoomInfo OpCo and, through ZoomInfo OpCo and its subsidiaries, conduct our business. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. will consolidate ZoomInfo OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our Pre-IPO LLC Unitholders on its consolidated balance sheet and statement of operations. The summary consolidated statements of operations data and summary consolidated statements of cash flows data presented below for the year ended December 31, 2018 and the summary consolidated balance sheet data presented below as of December 31, 2018 have been derived from the consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. The summary consolidated financial information of ZoomInfo OpCo as of September 30, 2019 and for the nine months ended September 30, 2018 and 2019 was derived from the unaudited consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. The unaudited consolidated financial statements of ZoomInfo OpCo have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.
The summary historical consolidated financial and other data of ZoomInfo Technologies Inc. has not been presented because ZoomInfo Technologies Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with our audited consolidated financial statements and related notes thereto, the audited consolidated financial statements of Pre-Acquisition ZI and related notes thereto, the audited consolidated financial statements of ZoomInfo Technologies Inc. and related notes thereto, our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other information appearing elsewhere in this prospectus.
The summary unaudited pro forma combined and consolidated financial data of ZoomInfo Technologies Inc. presented below has been derived from our unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma combined and consolidated statement of operations data for the year ended               ,     gives effect to (i) the acquisition of Pre-Acquisition ZI by ZoomInfo OpCo on February 1, 2019 (the “Zoom Information Acquisition”), (ii) the Reorganization Transactions and (iii) the Offering Transactions as if they had occurred on               ,     . The summary unaudited pro forma consolidated balance sheet data as of               ,     gives effect to (i) the Reorganization Transactions and (ii) the Offering Transactions as if they had occurred on               ,     . The following summary unaudited combined and consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Combined and Consolidated Financial Information” and “Organizational Structure.”

	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)			ZoomInfo Technologies Inc.
	Year Ended December 31,	Nine Months Ended September 30,		Pro Forma
($ in millions, except share amounts)	2018	2018	2019
Summary Statements of Operations Data(1):
Revenue	$144.3	$103.5	$203.0	$
Cost of service(2)	30.1	23.0	30.1
Amortization of acquired technology	7.7	5.7	19.6
Gross profit	106.5	74.8	153.3

Operating expenses(2)	79.9	61.8	133.2
Income from operations	26.6	13.0	20.1

Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Other (income) expense, net(3)	(0.1)	(0.1)	(0.2)
Loss before income taxes	(31.5)	(29.5)	(74.7)

Benefit from income taxes	2.9	1.2	5.8
Net loss	$(28.6)	$(28.3)	$(68.9)	$
Less: Net loss attributable to non-controlling interests
Net loss attributable to ZoomInfo Technologies Inc.			$	$

Pro forma:
Net loss and per share information (unaudited)
Provision for income taxes
Net loss
Basic and diluted net loss per share
Weighted average shares outstanding - basic and diluted

Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$9.0		$39.1	$
Total assets	591.0		1,506.2
Long-term debt (including current portion)	633.7		1,206.7
Total liabilities	705.8		1,519.7
Members’ deficit	(114.8)		(13.5)

Summary Statements of Cash Flows Data:
Net cash provided by operating activities	$43.8	$32.0	$28.5	$
Net cash used in investing activities	(13.1)	(11.6)	(725.2)
Net cash provided by used in financing activities	(29.9)	(24.2)	727.9

Other Data(4):
Acquisition Adjusted Revenue(5)	$240.7	$172.6	$239.3	$
Adjusted Operating Income(6)	$83.7	$60.1	$119.4	$
Adjusted Operating Income Margin(7)	57%	57%	52%	%
Adjusted EBITDA(8)	$86.2	$62.0	$123.6	$
__________________

(1)
Historical results of ZoomInfo OpCo for the year ended December 31, 2018, the nine months ended September 30, 2018, and the nine months ended September 30, 2019 do not reflect the results of Pre-Acquisition ZI prior to the Zoom Information Acquisition on February 1, 2019.

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
($ in millions)	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)	Pre-Acquisition ZI	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)	Pre-Acquisition ZI(a)
Revenue	$144.3	$72.5	$203.0	$9.7
Income from operations	26.6	(23.1)	20.1	1.7
Net income (loss)	$(28.6)	$(27.5)	$(68.9)	$0.8
______________

(a)	Reflects January 2019 results for Pre-Acquisition ZI.

(2)	Includes equity-based compensation expense, as follows:

	Year Ended December 31,	Nine Months Ended September 30,		Pro Forma
($ in millions)	2018	2018	2019
Cost of service	$8.3	$7.4	$2.5	$
Sales and marketing	15.8	14.1	6.0
Research and development	1.1	1.0	0.9
General and administrative	7.5	6.8	3.4
Total equity-based compensation expense	$32.7	$29.3	$12.8	$

(3)	Primarily represents foreign exchange remeasurement gains and losses.

(4)
In addition to our results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe certain non-GAAP measures are useful in evaluating our operating performance. These measures include, but are not limited to, Acquisition Adjusted Revenue, Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted EBITDA, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.

(5)
We define Acquisition Adjusted Revenue as revenue plus (i) revenue recorded by acquired companies prior to our acquisitions of them and (ii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. Management uses this measure to evaluate organic revenue growth period over period, without the impact of acquisitions or adjustments due to purchase accounting. We believe this measure is useful to investors because it illustrates the trends in our organic revenue growth and allows investors to analyze revenue on the same basis as management.

The following table presents a reconciliation of Acquisition Adjusted Revenue for the periods presented:

	Year Ended December 31,	Nine Months Ended September 30,		Pro Forma
($ in millions)	2018	2018	2019
Revenue	$144.3	$103.5	$203.0	$
Impact of fair value adjustments to acquired unearned revenue(a)	2.9	2.6	26.5
Pre-Acquisition ZI revenue(b)	72.5	45.7	9.7
Impact of fair value adjustments to acquired unearned revenue recorded by Pre-Acquisition ZI(c)	14.6	14.3	0.1
Pre-acquisition revenue of other acquired companies(d)	6.5	6.5	—
Acquisition Adjusted Revenue	$240.7	$172.6	$239.3	$
Growth			39%
__________________

(a)
Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company.  These adjustments represent revenue that would have been recognized by such acquired companies under GAAP in the relevant period presented as if the acquisitions had not occurred but were not recognized due to the impact of purchase accounting adjustments.

(b)	Figures include revenue recognized by Pre-Acquisition ZI for the periods prior to our acquisition of Pre-Acquisition ZI.

(c)
Primarily represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by a predecessor entity, prior to the acquisition of that predecessor entity by Pre-Acquisition ZI. This adjustment represents revenue that would have been recognized by the predecessor entity in the periods presented if the acquisition had not occurred but were not recognized due to purchase accounting adjustments.

(d)
We acquired the assets of Metrics Delivered LLC in September 2018. Additionally, Pre-Acquisition ZI acquired Datanyze, Inc. and Datanyze Rus, LLC in September 2018. Figures include revenue recognized by these entities for the periods presented prior to their respective acquisitions.

(6)
We define Adjusted Operating Income as income from operations plus (i) impact of fair value adjustments to acquired unearned revenue, (ii) amortization of acquired technology and other acquired intangibles, (iii) equity-based compensation, (iv) restructuring and transaction-related expenses, and (v) integration costs and transaction-related compensation. We exclude equity-based compensation, which is a non-cash expense, from Adjusted Operating Income because we believe that excluding this item provides meaningful supplemental information regarding operational performance. We exclude amortization of acquired technology and other acquired intangibles and impacts of fair value adjustments to acquired unearned revenue, which are non-cash expenses related to business combinations, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation, because such expenses have no direct correlation to the cost of operating our business on an ongoing basis.

We define Adjusted Operating Income Margin as Adjusted Operating Income divided by the sum of revenue and impacts of fair value adjustments to acquired unearned revenue.

	Year Ended December 31,	Nine Months Ended September 30,		Pro Forma
($ in millions)	2018	2018	2019
Net loss	$(28.6)	$(28.3)	$(68.9)	$
Provision for taxes	(2.9)	(1.2)	(5.8)
Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Other (income) expense, net(a)	(0.1)	(0.1)	(0.2)
Income from operations	26.6	13.0	20.1
Impacts of fair value adjustments to acquired unearned revenue(b)	2.9	2.6	26.5
Amortization of acquired technology	7.7	5.7	19.6
Amortization of other acquired intangibles	7.0	5.2	12.9
Equity-based compensation	32.7	29.3	12.8
Restructuring and transaction-related expenses(c)	3.6	1.6	13.4
Integration costs and transaction-related compensation(d)	3.2	2.9	14.3
Adjusted Operating Income	$83.7	$60.1	$119.4	$
Adjusted Operating Income Margin	57%	57%	52%
__________________

(a)	Primarily represents foreign exchange remeasurement gains and losses.

(b)
Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company.  These adjustments represent revenue that would have been recognized by such acquired companies under GAAP in the relevant period presented as if the acquisitions had not occurred but were not recognized due to the impact of purchase accounting adjustments.

(c)
Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exist or disposal costs. For the nine months ended September 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the nine months ended September 30, 2018, this expense related primarily to Carlyle’s investment in us.

(d)
Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the nine months ended September 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our unaudited consolidated financial statement included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense related to retention awards grants from our prior acquisitions of RainKing and NeverBounce. For the nine months ended September 30, 2019, these expenses related primarily to retention awards related to our acquisition of RainKing and transaction bonuses related to Carlyle’s investment in us.

(7)
EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. Management further adjusts EBITDA to exclude certain items of a significant or unusual nature, including other (income) expense, net, impact of fair value of adjustments to acquired unearned revenue, equity-based compensation, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation. This measure is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance.

The following table presents a reconciliation of net loss to Adjusted EBITDA for the periods presented:

	Year Ended December 31,	Nine Months Ended September 30,		Pro Forma
($ in millions)	2018	2018	2019
Net loss	$(28.6)	$(28.3)	$(68.9)	$
Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Provision for taxes	(2.9)	(1.2)	(5.8)
Depreciation and amortization	2.6	1.9	4.1
Amortization of acquired technology	7.7	5.7	19.6
Amortization of other acquired intangibles	7.0	5.2	12.9
EBITDA	44.0	25.8	57.0
Other (income) expense, net(a)	(0.1)	(0.1)	(0.2)
Impact of fair value adjustments to acquired unearned revenue(b)	2.9	2.6	26.5
Equity-based compensation	32.7	29.3	12.8
Restructuring and transaction-related expenses(c)	3.6	1.6	13.4
Integration costs and transaction-related compensation(d)	3.2	2.9	14.3
Adjusted EBITDA	$86.2	$62.0	$123.6	$
__________________

(a)	Primarily represents foreign exchange remeasurement gains and losses.

(b)
Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company prior to its acquisition.  These adjustments represent revenue that would have been recognized by such acquired companies under GAAP in the relevant period presented if the acquisitions had not occurred but were not recognized due to the impact of purchase accounting adjustments.

(c)
Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exist or disposal costs. For the nine months ended September 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the nine months ended September 30, 2018, this expense related primarily to Carlyle’s investment in us.

(d)
Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the nine months ended September 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our unaudited consolidated financial statement included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense related to retention awards grants from our prior acquisitions of RainKing and NeverBounce. For the nine months ended September 30, 2019, these expenses related primarily to retention awards related to our acquisition of RainKing and transaction bonuses related to Carlyle’s investment in us.

RISK FACTORS
An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock. Any of the following risks could have an adverse effect on our business, results of operations, financial condition or prospects, and could cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.
Risks Related to Our Business and Industry
Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become competitive with us.
Companies in related industries, such as CRM, business software, or advertising, including Salesforce.com, Oracle, Google, or Microsoft/ LinkedIn, may choose to compete with us in the B2B sales and marketing intelligence space and would immediately have access to greater resources and brand recognition. We cannot anticipate how rapidly such a potential competitor could create products or services that would take significant market share from us or even surpass our products or services in quality, in at least some respect. If a large, well-funded competitor entered our space, it could reduce the demand for our products and services and reduce the amount we could demand for subscription renewals or upgrades from existing customers, and the amount we could demand from new subscribers to our products and services, reducing our revenue and profitability.
In addition, many of our potential competitors could have competitive advantages, such as greater name recognition, longer operating histories, significant install bases, broader geographic scope, and larger sales and marketing budgets and resources. Many of our potential competitors may have established relationships with independent software vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical, and other resources. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to these or other factors.
Mergers and acquisitions in the technology industry, such as Microsoft’s acquisition of LinkedIn, increase the likelihood that our competitors in the future will be larger and have more resources. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards, or customer requirements, or pricing pressure. As a result, even if our products and services are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of our services.
Changes in laws, regulations, and public perception concerning data privacy, or changes in the patterns of enforcement of existing laws and regulations, could impact our ability to efficiently gather, process, update, and/or provide some or all of the information we currently provide or the ability of our customers and users to use some or all of our products or services.
Our products and services rely heavily on the collection and use of information to provide effective insights to our customers and users. In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe, including the FTC’s increasingly active approach to enforcing data privacy in the United States, as well as the enactment of the European Union’s General Data Protection Regulation (“GDPR”), which took effect in May 2018, and the California Consumer Privacy Act (“CCPA”), which goes into effect in 2020. Other data privacy or data protection laws or regulations are under consideration in other jurisdictions. Laws such as these give rise to an increasingly complex set of compliance obligations on us, as well as on many of our customers. These laws impose restrictions on our ability to gather personal data and provide such personal data to our customers, provide individuals with the ability to opt out of such personal data collection, and impose obligations on our ability to pass data to our customers, as well as place downstream obligations on our customers relating to their use of the information we provide.
Certain of our activities could be found by a government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. New interpretations of existing laws or regulations could be inconsistent with our interpretations (such as our analysis of the extraterritorial applicability of GDPR to us), increase our compliance burden, make it more difficult to comply, and/or increase our risk of regulatory investigations and fines. For example, we are subject to complex and evolving regulatory requirements regarding the collection and use of personal data, including upcoming changes under CCPA (and other recently enacted and upcoming state laws) related to selling of personal data, and, among others, introducing opt-out rights and data broker registration obligations.
These complex laws may be implemented in a non-uniform way in many jurisdictions around the world and we may not be aware of every development that impacts our business. These laws may also require us to make additional changes to our services in order for us or our customers to comply with such legal requirements and may also increase our potential liability as a result of higher potential penalties for noncompliance. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other legal requirements could reduce our ability to gather personal data used in our products and services. They could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process personal data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers or to derive insights from data globally.
The costs of complying with existing or new data privacy or data protection laws and regulations may limit our ability to gather personal data needed to provide our products and services, the use and adoption of our products and services, reduce overall demand for our products and services, make it more difficult for us to meet expectations from or commitments to customers and users, lead to significant fines, penalties, or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.
Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our vendors, customers, users, or our customers’ customers to resist providing the data necessary to allow us to offer our services to our customers and users effectively, or could prompt individuals to opt out of our collection of their personal data. Even the perception that the privacy of personal data is not satisfactorily protected or does not meet regulatory requirements could discourage prospective customers from subscribing to our products or services or discourage current customers from renewing their subscriptions.
Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products or services. We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. GDPR imposes sanctions for violations up to the greater of €20 million and 4% of worldwide gross annual revenue. When CCPA goes into effect in 2020, it will allow for fines of up to $7,500 per violation (affected individual). Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition and results of operations.
Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services. Further, we may be subject to additional risks associated with data security breaches or other incidents, in particular because certain data privacy laws, including CCPA, grant individuals a private right of action arising from certain data security incidents. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our business.
Since the enactment of CCPA, new privacy and data security laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the

United States, which trend may accelerate depending on the results of the 2020 U.S. presidential election. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States and other jurisdictions, and we cannot determine the impact such future laws, regulations, and standards may have on our business. We could be subject to legal claims, government action, or harm to our reputation or incur significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with our policies or with applicable laws concerning personally identifiable information.
Concern regarding our use of the personal data collected on our websites or collected when performing our services could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations, or laws, could deter people from using the internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business.
We also receive data from third-party vendors (e.g., other data brokers). We are ultimately unable to verify with complete certainty the source of such data, how it was received, and that such information was collected and is being shared with us in compliance with all applicable data privacy laws.
We experience competition from companies that offer technologies designed to allow companies to better use and extract insights from existing, internal databases, or free information resources and from technologies that are designed to allow companies to gather and aggregate data from online sources.
The market for sales, marketing, and recruiting technology and data requires continuous innovation. It is highly competitive, rapidly evolving, and fragmented. There are low barriers to entry, shifting customer needs and strategies, and frequent introductions of new technologies and of new products and services. Many prospective customers have invested substantial resources to implement, and gained substantial familiarity with, competing solutions and therefore may be reluctant or unwilling to migrate from their current solution to ours. Many prospective customers may not appreciate differences in quality between our products and services and those of lower-priced competitors, and many prospects and current customers may not learn the best ways to use our products and services, making them less likely to obtain them or renew their subscriptions. New technologies and products may be or become better or more attractive to current or prospective customers than our products and services in one or more ways. Many current or prospective customers may find competing products or services more attractive if we do not keep pace with market innovation, and many may choose or switch to competing products even if do our best to innovate and provide superior products and services.
Our current competitors include:

•
free online and offline sources of information on companies and business professionals, including government records, telephone books, company websites, and open online databases of business professionals, such as LinkedIn Sales Navigator, D&B Hoovers, and TechTarget;

•	our current and potential customers’ internal and homegrown business contact databases;

•	when used in conjunction with the foregoing or when additionally providing third-party sales and marketing data, predictive analytics and customer data platform technologies;

•
when used in conjunction with the foregoing or when additionally providing third-party sales and marketing data, sales and marketing vendors, which may specialize in appointment setting, online ad targeting, email marketing, or other outsource go-to-market functions;

•	other vendors of sales automation software;

•	other providers of third-party company attributes, technology attributes, and business contact information;

•	other providers of online content consumption data for predictive sales and marketing analytics; and

•	user-based networks of companies and/or business professionals.

Providers of direct “web-scraping” technology or databases built on web-scraping can provide low-cost alternatives to our products and services, and many of our current and prospective customers may choose a lower-cost alternative even if our products and services are superior, either despite the difference in quality or because the customer cannot readily determine that there is a difference in quality, especially if we fail to adequately demonstrate the value of our products and services to existing customers.
Companies with large databases that are currently not commercially available could enter the market and rapidly become new competitors. The existence of such potential competitors may not be readily apparent today, and such companies may become significant low-cost or no-cost competitors and adversely impact the demand for our solutions and services or limit our growth potential.
These risks could be exacerbated by weak economic conditions and lower customer spending on sales and marketing. Weakened economic conditions could also disproportionately increase the likelihood that any given current or prospective customer would choose a lower-price alternative even if our products or services were superior. Some current and potential customers, particularly large organizations, have elected in the past, and may in the future, elect to rely on internal and homegrown databases, develop or acquire their own software, programs, tools, and internal data quality teams that would reduce or eliminate the demand for our products and services. If demand for our platform declines for any of these or other reasons, our business, results of operations and financial condition could be adversely affected.
Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information, which could harm our revenue, results of operations, and cash flows.
Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information for sales, marketing, and recruiting, which depends in part on the amount of spending allocated by our customers or potential customers on sales and marketing technology and information. This spending depends on worldwide economic and geopolitical conditions. The U.S. and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall economic uncertainty. These economic conditions can arise suddenly, and the full impact of such conditions often remains uncertain. In addition, geopolitical developments, such as potential trade wars, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Further actions or inactions of the U.S. or other major national governments, including the United Kingdom’s 2016 vote in favor of exiting the European Union (“Brexit”) may also impact economic conditions, which could result in financial market disruptions or an economic downturn.
Concerns about the systemic impact of a recession (in the United States or globally), energy costs, geopolitical issues or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which in turn could affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results. Some of our users may view a subscription to our platform as a discretionary purchase, and our paying users may reduce their discretionary spending on our platform during an economic downturn. In particular, spending patterns of SMBs are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to SMBs, the then-current level of profitability experienced by SMBs and overall consumer confidence. In addition, weak economic conditions can result in customers seeking to utilize free or lower-cost information that is available from alternative sources. Prolonged economic slowdowns may result in requests to renegotiate existing contracts on less advantageous terms to us than those currently in place, payment defaults on existing contracts, or non-renewal at the end of a contract term.
During weak economic times, there is an increased risk that one or more of our paying customers will file for bankruptcy protection, which may harm our revenue, profitability, and results of operations. We also face risk from international paying customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any creditor claim outweighs the recovery potential of such claim. As a result, weak economic times could harm our business, revenue, results of operations, cash flows, and financial condition.
Our product offerings are also concentrated by varying degrees across different industries, particularly the software and business services industries in the United States, where we derived approximately 39% and 27% of our revenue in 2018 and       % and       % of our revenue in 2019, respectively. Our customer base suffers when financial markets experience volatility, illiquidity, and disruption, which has occurred in the past and may reoccur, and the potential for increased and continuing disruptions going forward present considerable risks to our business and revenue.
We generate revenue from sales of subscriptions to our platform and data, and any decline in demand for the types of technologies and information we offer would negatively impact our business.
We derive 99% of our revenue from subscription services and expect to continue to generate revenue from the sale of subscriptions to our platform and data. As a result, the continued use of telephones and email as a primary means of B2B sales, marketing, and recruiting, and the continued use of internet cloud-based platforms to access telephone, email, and related information for such purposes, is critical to our future growth and success. If the sales and marketing information market fails to grow, or grows more slowly than we currently anticipate, or if there is a decrease in the use of telephones and email as primary means of B2B communication, demand for our platform and data would be negatively affected.
Changes in user preferences for sales and marketing platforms may have a disproportionately greater impact on us than if we offered disparate products and services. Demand for sales and marketing platforms in general, and our platform and data in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	awareness and acceptance of the sales and marketing platform category generally, and the growth, contraction and evolution of the category;

•	availability of products and services that compete with ours;

•	brand recognition;

•	pricing;

•	ease of adoption and use;

•	performance, features, and user experience, and the development and acceptance of new features, integrations, and capabilities;

•	customer support;

•	accessibility across several devices, operating system, and applications;

•	integration with CRM and other related technologies; and

•	the potential for the development of new systems and protocols for B2B communication.
The market is subject to rapidly changing user demand and preference trends. If we fail to successfully predict and address these changes and trends, meet user demands or achieve more widespread market acceptance of our platform and data, our business, results of operations, and financial condition could be harmed.
If we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies for, data collection, organization and cleansing, competing products and services could surpass ours in depth, breadth, or accuracy of our data or in other respects.
Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging, or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us, or that creates or maintains databases at a lower cost that we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data predicting, and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data. Our future success will depend, in part, upon our ability to:

•	internally develop and implement new and competitive technologies;

•	use leading third-party technologies effectively; and

•	respond to advances in data collection, cataloguing, and updating.
If we fail to respond to changes in data technology competitors may be able to develop products and services that will take market share from us, and the demand for our products and services, the delivery of our products and services or our market reputation could be adversely affected.
If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our products and services.
Our success depends on our clients’ confidence in the depth, breadth, and accuracy of our data. The task of establishing and maintaining accurate data is challenging and expensive. The depth, breadth, and accuracy of our data differentiates us from our competitors. Our standard contract with customers includes a quality guarantee pursuant to which a customer would have the right to terminate its subscription and we could be obligated to reimburse certain payments if the accuracy of our data were to fall below a certain threshold. If our data, including the data we obtain from third parties and our data extraction, cleaning, and insights, are not current, accurate, comprehensive, or reliable, it would increase the likelihood of negative customer experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and harm our reputation, making it more difficult to obtain new customers. In addition, if we are no longer able to maintain our high level of accuracy, we may face legal claims by our customers which could have an adverse effect on our business, results of operations, and financial condition.
Our business depends upon the interoperability of our platform with third-party systems that we do not control.
Our technologies that allow our platform to interoperate with various third-party applications (which we call “integrations”) are critically important to our business. Many of our customers use our integrations to access our data from within, or send data to, CRM, marketing automation, applicant tracking, sales enablement, and other systems, including Salesforce.com, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud, and a variety of other commonly used tools. The functionality of these integrations depends upon access to these systems, which is not within our control. For instance, approximately 37% of our customers use our Salesforce.com integration. Some of our competitors own, develop, operate, or distribute CRM and similar systems or have material business relationships with companies that own, develop, operate, or distribute CRM and similar systems that our platform integrates into. Moreover, some of these competitors have inherent advantages developing products and services that more tightly integrate with their CRM and similar systems or those of their business partners. In addition, companies that already operate CRM and similar systems may choose to become competitive with ZoomInfo. See also “—Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods and sophisticated technologies may shift their business model to become competitive with us.”
Third-party systems are constantly evolving, it is difficult to predict the challenges that we may encounter in developing our platform for use in conjunction with such third-party systems, and we may not be able to modify our integrations to assure its compatibility with the systems of other third parties following any of their changes to their systems. Some operators of CRM and similar systems may cease to permit our access or the integration of our platform to their systems. If Salesforce.com were to refuse to permit our integration to access its APIs, this integration would not function, and our customers’ experience would be hampered. Without a convenient way for our customers to integrate our products and services with products and services such as Salesforce.com, current customers may be less likely to renew or upgrade their subscriptions, prospective customers may be less likely to acquire subscriptions, or our products and services may not command the prices that we anticipate. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their systems, or exert strong business influence on our ability to, and terms on which we, integrate our platform. As our respective platforms and systems evolve, we expect this level of competition to increase. Should any of our competitors modify their systems in a manner that degrades the functionality of our platform or gives preferential treatment to competitive platforms or products, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these systems could decrease and our business, results of operations, and financial condition could be harmed.
Our ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to our products and services, we may not be able to compete effectively and our business, results of operations, and financial condition may be harmed.
To remain competitive, we must continue to develop new features, integrations, and capabilities to our products and services. This is particularly true as we further expand and diversify our capabilities to address additional applications and markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop features, integrations, and capabilities internally due to certain constraints, such as employee turnover, lack of management ability, or a lack of other research and development resources, our business may be harmed.
Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. Anticipated demand for a feature, integration, capability, or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability, or enhancement. Additionally, we may experience difficulties with software development, design, or marketing that could affect the length of these research and development cycles that could further delay or prevent our development, introduction, or implementation of features, integrations, capabilities, and enhancements. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations, and capabilities that are competitive, it could harm our business, results of operations, and financial condition.
Further, our competitors may expend more on their respective research and development programs or may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs or our competitors may be more efficient in their research and development activities. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.
If we are unable to attract new customers and expand subscriptions of current customers, our revenue growth and profitability will be harmed.
To increase our revenue and achieve and maintain profitability, we must attract new customers and grow the subscriptions of existing customers. Our go-to-market efforts are intended to identify and attract prospective customers and convert them into paying customers, including the conversion of users of our Community Edition product to paying customers. In addition, we seek to expand existing customer subscriptions by adding new users, additional data entitlements, or additional products or services, including through expanding the adoption of our platform into other departments within customers. We do not know whether we will continue to achieve similar client acquisition and customer subscription growth rates in the future as we have in the past. Numerous factors may impede our ability to add new customers and grow existing customer subscriptions, including our failure to attract and effectively train new sales and marketing personnel despite increasing our sales efforts, to retain and motivate our current sales and marketing personnel, to develop or expand relationships with partners, to successfully deploy new features, integrations and capabilities of our products and services, to provide quality customer experience, or to ensure the effectiveness of our go-to-market programs. Additionally, increasing our sales to large organizations (both existing and prospective customers) requires increasingly sophisticated and costly sales and account management efforts targeted at senior management and other personnel. If our efforts to sell to organizations are not successful or do not generate additional revenue, our business will suffer. See also “—Failure to effectively expand our sales capabilities could harm our ability to increase the number of organizations on our platform and achieve broader market acceptance of our platform.”

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to continually enhance and improve our platform and the features, integrations, and capabilities we offer, and to introduce compelling new features, integrations, and capabilities that reflect the changing nature of our market to maintain and improve the quality and value of our products and services, which depends on our ability to continue investing in research and development and our successful execution and our efforts to improve and enhance our platform. The success of any enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies, and overall market acceptance. Any new features, integrations, or capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new features, integrations, and capabilities to enhance our platform to meet the requirements of current and prospective customers or otherwise gain widespread market acceptance, our business, results of operations, and financial condition would be harmed.
Moreover, our business is subscription-based, and therefore our customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire or may renew at a lower price, including if such customers choose to reduce their data access rights under their subscription, reduce the products or services to which they have access, or reduce their number of users. Most of our subscriptions are sold for a one-year term, though some organizations purchase a multi-year subscription plan. While many of our subscriptions provide for automatic renewal, our customers may opt-out of automatic renewal and customers have no obligation to renew a subscription after the expiration of the term. Our customers may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our products and services, decreases in the number of users at the organization, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our products and services. It is difficult to predict attrition rates given our varied customer base of enterprise, mid-market, and SMB customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases, or changing or deteriorating general economic conditions. If customers do not renew their subscriptions or renew on less favorable terms or fail to add more users, or if we fail to expand subscriptions of existing customers, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition.
Additionally, some of our customers may have multiple subscription plans simultaneously. For example, large enterprises with distributed procurement processes where different buyers, departments, or affiliates make their own purchasing decisions based on distinct product features or separate budgets. Companies who are our existing customers may also acquire another organization that is already on our subscription plan or complete a reorganization or spin-off transaction that results in an organization subscribing to multiple subscription plans. If organizations that subscribe to multiple subscription plans decide not to consolidate all of their subscription plans or decide to downgrade to lower priced or free subscription plans, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition.
A slowdown or decline in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data could lead to a deterioration in the depth, breadth, or accuracy of our data and have an adverse effect on our business, results of operations, and financial condition.
We have a number of sources contributing to the depth, breadth, and accuracy of the data on our platform including our contributory network. All of our free Community Edition users must participate in our contributory network to get access to data. Similarly, many of our paying customers participate in our contributory network to improve the quality of the data within their CRM and similar systems. Community Edition users may cease to participate in our contributory network after deciding not to renew our Community Edition version. Our paying customers, including those who have migrated from the Community Edition, may elect not to participate for various reasons, including their sensitivity to sharing information within our contributory network or their determination that the benefits from sharing do not outweigh the potential harm from sharing. If we are not able to attract new participants or maintain existing participants in our contributory network, our ability to effectively gather new data and update and maintain the accuracy of our database could be adversely affected. Additionally, CCPA and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal data collected through an opt-out button available on our website, which could result in higher rates of opting out. We expect that third-party intermediaries will emerge that offer services involving opting individuals out of their personal data being collected at scale (i.e., from all platforms, including ours). Consequently, our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
If we fail to protect and maintain our brand, our ability to attract and retain customers will be impaired, our reputation may be harmed and our business, results of operations, and financial condition may suffer.
We believe that developing, protecting, and maintaining awareness of our brand is critical to achieving widespread acceptance of our platform and is an important element in attracting new organizations to our platform. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that our products and services remains high-quality, reliable, and useful at competitive prices.
Brand promotion activities may not yield increased revenue, and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, results of operations, and financial condition could suffer. In September 2019, we launched our new brand campaign to assume the ZoomInfo brand for our company. While ZoomInfo was an existing brand, the selection of the ZoomInfo brand over DiscoverOrg may not be as successful as we intended, and we could lose the value of the DiscoverOrg brand without a corresponding benefit. At or about the time of the acquisition of Pre-Acquisition ZI by ZoomInfo OpCo, we believed that ZoomInfo had greater brand awareness and greater potential, but that it had a weaker reputation for data quality than DiscoverOrg. If we are not successful in improving the perception of the ZoomInfo brand in terms of the quality and accuracy of its data, our business, results of operations, and financial condition could suffer. Furthermore, in connection with the development and implementation of our rebranding campaign, we have spent additional time and costs, including those associated with advertising and marketing efforts. If we are unable to effectively implement our rebranding campaign, our business, results of operations, and financial condition could suffer.
In addition, independent industry analysts often provide reviews of ZoomInfo, as well as the products offered by our competitors, and perception of the relative value of our ZoomInfo brand in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.
We rely heavily on internet search engines, such as Google, including through the purchase of sales and marketing-related keywords and the indexing of our public-facing directory pages and other web pages, to generate a significant portion of the traffic to our website. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. In addition, a significant amount of traffic is directed to our website through participation in pay-per-click and display advertising campaigns on search engines, including Google. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, which could cause a website to place lower in search query results or inhibit participation in the search query results. If a major search engine changes its algorithms or results in a manner that negatively affects the search engine ranking, paid or unpaid, of our website, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic-generating arrangements in a negative manner, our business and financial performance would be adversely affected.
We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.
Our success is dependent, in part, upon protecting our proprietary information and technology. We may be unsuccessful in adequately protecting our intellectual property. No assurance can be given that confidentiality, non-disclosure, or invention assignment agreements with employees, consultants, or other parties will not be breached and will otherwise be effective in controlling access to and distribution of our platform, or certain aspects of our platform, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.
Current law may not provide for adequate protection of our platform or data. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our platform, or certain aspects of our platform, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our data or certain aspects of our platform, or our data may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
Our customers or unauthorized parties could use our products and services in a manner that is contrary to our values or applicable law, which could harm our relationships with consumers, customers, or employees or expose us to litigation or harm our reputation.
Because our data includes the direct contact information for millions of individuals and businesses, our platform and data could be misused by customers, or by parties who have obtained access to our data without authorization, to contact individuals for purposes that we would not permit, including uses unrelated to B2B communication or recruiting, such as to harass or annoy individuals or to perpetrate scams. Our customers could use our products or services for purposes beyond the scope of their contractual terms or applicable laws or regulations. In addition, third parties could gain access to our data or our platform through our customers or through malfeasance or cyber-attacks and use our platform and data for purposes other than its intended purpose or to create products that compete with our platform. Our customers’ or third parties’ misuse of our data, inconsistent with its permitted use, could result in reputational damage, adversely affect our ability to attract new customers and cause existing customers to reduce or discontinue the use of our platform, any of which could harm our business and operating results.
Our brand may be negatively affected by the actions of persons using our platform that are hostile or inappropriate, by the actions of individuals acting under false or inauthentic identities, by the use of our products or services to disseminate information that is misleading (or intended to manipulate opinions), by perceived or actual efforts by governments to obtain access to user information for security-related purposes or to censor certain content on our platform or by the use of our products or services for illicit, objectionable, or illegal ends. Further, we may fail to respond expeditiously or appropriately to the sharing of our platform and data outside of the terms of a customers’

license and the use of our data and insights for purposes other than for sales and marketing, or to otherwise address customer and individual concerns, which could erode confidence in our business.
As we acquire and invest in companies or technologies, we may not realize expected business or financial benefits and the acquisitions or investments could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our business, results of operation, and financial condition.
As part of our business strategy, from time to time we make investments in, or acquisitions of, complementary businesses, services, databases, and technologies, and we expect that we will continue to make such investments and acquisitions in the future to further grow our business and our product and service offerings. For example, in February 2019, we completed our largest acquisition to date of Pre-Acquisition ZI, for $749.2 million, net of cash acquired, which we are continuing to integrate. We have incurred severance costs and expect to incur additional costs to integrate prior acquisitions, such as IT integration expenses and costs related to the renegotiation of redundant vendor agreements. Since January 1, 2018, we have acquired substantially all of the assets of two other businesses as well: NeverBounce, Inc. and Komiko, Inc. We may have difficulty effectively integrating the personnel, businesses, and technologies of these acquisitions into our company and achieving the goals of those acquisitions.
Our strategy to make selective acquisitions to complement our platform depends on our ability to identify, and the availability of, suitable acquisition candidates. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. Acquired assets, data, or businesses may not be successfully integrated into our operations, costs in connection with acquisitions and integrations may be higher than expected and we may also incur unanticipated acquisition-related costs. These costs could adversely affect our financial condition, results of operations, or prospects. Any acquisition we complete could be viewed negatively by customers, users, developers, partners, or investors, and could have adverse effects on our existing business relationships.
Acquisitions and other transactions, arrangements, and investments involve numerous risks and could create unforeseen operating difficulties and expenditures, including:

•	potential failure to achieve the expected benefits on a timely basis or at all;

•	difficulties in, and the cost of, integrating operations, technologies, services, and platforms;

•	diversion of financial and managerial resources from existing operations;

•	the potential entry into new markets in which we have little or no experience or where competitors may have stronger market positions;

•	potential write-offs of acquired assets or investments and potential financial and credit risks associated with acquired customers;

•	differences between our values and those of our acquired companies;

•	difficulties in re-training key employees of acquired companies and integrating them into our organizational structure and corporate culture;

•	difficulties in, and financial costs of, addressing acquired compensation structures inconsistent with our compensation structure;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	inability to maintain, or changes in, relationships with customers and partners of the acquired business;

•
challenges converting and forecasting the acquired company’s revenue recognition policies including subscription-based revenue and revenue based on the transfer of control as well as appropriate allocation of the customer consideration to the individual deliverables;

•	difficulty with, and costs related to, transitioning the acquired technology onto our existing platforms and customer acceptance of multiple platforms on a temporary or permanent basis;

•	augmenting the acquired technologies and platforms to the levels that are consistent with our brand and reputation;

•	potential for acquired products to impact the profitability of existing products;

•	increasing or maintaining the security standards for acquired technology consistent with our other services;

•	potential unknown liabilities associated with the acquired businesses, including risks associated with acquired intellectual property and/or technologies;

•
challenges relating to the structure of an investment, such as governance, accountability, and decision-making conflicts that may arise in the context of a joint venture or other majority ownership investments;

•	negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets, and deferred compensation;

•	additional stock-based compensation;

•	the loss of acquired unearned revenue and unbilled unearned revenue;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	ineffective or inadequate controls, procedures, and policies at the acquired company;

•	in the case of foreign acquisitions, challenges caused by integrating operations over distance, and across different languages, cultures, and political environments;

•	currency and regulatory risks associated with foreign countries and potential additional cybersecurity and compliance risks resulting from entry into new markets;

•	tax effects and costs of any such acquisitions, including the related integration into our tax structure and assessment of the impact on the realizability of our future tax assets or liabilities; and

•	potential challenges by governmental authorities, including the Department of Justice, for anti-competitive or other reasons.
Any of these risks could harm our business. In addition, to facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, may affect our ability to complete subsequent acquisitions or investments and may affect the risks of owning our Class A common stock. For example, if we finance acquisitions by issuing equity or convertible debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligation related to, the incurrence of indebtedness that could affect the market price of our Class A common stock.
If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have more than five offices across the United States and one office in Israel. We have also experienced significant growth in the number of customers using our products and services and in the amount of data in our databases. In addition, our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures, and expand internationally. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various offices around the world and maintaining our company culture across multiple offices. Certain members of our management have not previously worked together for an extended period of time, and most do not have prior experience managing a public company, which may affect how they manage our growth. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our brand and reputation and harm our ability to attract users, employees, and organizations.

To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, administrative, financial, and other resources.
We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our products and services, to expand into new geographic areas and to scale with our overall growth. If additional investments are required due to significant growth, this will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term.
In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our paying customer base continues to grow, we will need to expand our account management, customer service and other personnel, which will require more complex management and systems. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations, and financial condition, could be harmed.
Failure to effectively expand our sales capabilities could harm our ability to bring on new customers at the rate we anticipate.
The rate at which we can acquire new customers will depend to a significant extent on our ability to expand our sales operations. We plan to continue expanding our sales force, and that will require us to invest significant financial and other resources to train and grow our sales force, in order to complement our go-to-market approach. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire and develop talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing sales personnel. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.
If we fail to offer high-quality customer experience, our business and reputation will suffer.
Numerous factors may impact a customer’s experience which may in turn impact the likelihood of such customer renewing or upgrading its subscription. Those factors include the usability of the platform, the depth, breadth, and accuracy of the data, the adequacy of our product documentation, and the quality of our onboarding, training, account management, and customer technical and research support functions. The number of customers has grown rapidly, and the continued growth that we anticipate will put additional pressure on our customer experience programs. It may be difficult for us to identify, recruit, train, and manage enough people with enough skill and talent in each area of the customer experience to adequately scale those functions to match the growth of our customer base. In addition, larger enterprise customers and customers with larger subscriptions are more demanding of our customer experience programs, in particular our research support services. If and as we add more large enterprise customers and increase the ACV of existing subscriptions, we may need to devote even more resources to such programs, and we may find it difficult to effectively scale those programs. If we do not adequately scale our customer experience operations to meet the demands of our growing customer base, an increase in large enterprise customers and large customer subscriptions or otherwise fail to provide an overall high-quality customer experience, fewer customers could renew or upgrade their subscriptions, and our reputation could suffer, negatively impacting our ability to acquire new customers, which would harm our business, results of operations, and financial condition.
In addition, customers from time to time rely upon our customer technical and research support teams to resolve technical and data accuracy issues relating to our products and services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our reputation and operating results.
As more of our sales efforts target larger enterprise customers, our sales cycle may become longer and more expensive and we may encounter pricing pressure and implementation and configuration challenges that may require us to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.
As we target more of our sales efforts at larger enterprise customers and governmental or quasi-governmental entities, we may face longer sales cycles, greater competition, more complex customer due diligence, less favorable contractual terms, and less predictability in completing some of our sales.
Consequently, a target customer’s decision to use our services may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our products and services, as well as education regarding privacy and data protection laws and regulations to prospective customers. In addition, larger enterprise customers and governmental entities may demand more configuration, integration services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.
We may fail to offer the optimal pricing and packaging of our products and services.
We have limited experience in determining the optimal pricing and packaging of our products and services, and we may need to change our pricing model from time to time. Demand for our products and services is sensitive to price, and current or prospective customers may choose not to subscribe or renew or upgrade their subscriptions due to costs. Further, certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our products and services or may bundle functionality compatible with our products and services and offer a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both. As we expand internationally, we may find that pricing and packaging appropriate in our current market is not acceptable to prospective customers in certain new markets. In addition, if our mix of features, integrations, and capabilities on our products and services changes or we develop additional versions for specific use cases or additional premium versions, then we may need or choose to revise our pricing.
We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.
We have experienced rapid organic and acquisition-driven growth in recent periods. Our revenue was $144.3 million and $       million for the years ended December 31, 2018 and 2019, respectively. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. Further, as we operate in a new and rapidly changing market, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	attract new customers;

•	provide excellent customer experience;

•	renew and grow current customer subscriptions;

•	convert users of and organizations on our free Community Edition into paying customers;

•	introduce and grow adoption of our products and services in new markets outside of the United States;

•	achieve widespread acceptance and use of our platform;

•	adequately expand our sales force and otherwise scale our operations as a business;

•	expand the features and capabilities of our platform, including through the creation and use of additional integrations;

•	maintain the security and reliability of our platform;

•	comply with existing and new applicable laws and regulations;

•	price and package our products and services effectively;

•	successfully compete against established companies and new market entrants;

•	increase awareness of our brand on a global basis; and

•	execute on our acquisition strategy.
We may not be able to successfully implement our strategic initiatives in accordance with our expectations, or in the timeframe we desire, which may result in an adverse impact on our business and financial results. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed and we may not be able to achieve or maintain profitability.
Further, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business, results of operations, and financial condition could be harmed.
We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, analytics, marketing, sales, customer experience, and general and administrative functions and on individual contributors in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
The company continues to be led by our CEO and co-founder, Henry Schuck, who plays an important role in driving the company’s culture, determining the strategy, and executing against that strategy across the company. If Mr. Schuck’s services became unavailable to the company for any reason, it may be difficult or impossible for the company to find an adequate replacement, which could cause us to be less successful in maintaining our culture and developing and effectively executing on our company strategies.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel on the West Coast, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and Software-as-a-Service (“SaaS”) applications and experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Many of the companies with which we compete for experienced personnel have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them.
If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed. Meanwhile, additions of executive-level management and large numbers of employees could significantly and adversely impact our culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity and teamwork we believe that we need to support our growth.
In addition, many of our key technologies and systems are custom-made for our business by our key personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.
If we have overestimated the size of our total addressable market, our future growth rate may be limited.
We have estimated the size of our total addressable market based on internally generated data and assumptions, and such information is inherently imprecise. In addition, our projections, assumptions, and estimates of opportunities within our market are subject to a high degree of uncertainty and risk due to a variety of factors, including, but not limited to, those described in this prospectus. If these internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.
Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of our total addressable market included in this prospectus should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the sections titled “Summary—Our Market Opportunity” and “Business—Our Market Opportunity.”
We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.
Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this prospectus, factors that may affect our quarterly operating results include the following:

•	our ability to attract and retain customers and grow subscriptions of existing customers;

•	our ability to price and package our products and services effectively;

•	pricing pressure as a result of competition or otherwise;

•	unforeseen costs and expenses, including those related to the expansion of our business and operations;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;

•	the amount and timing of payment for operating expenses, particularly research and development, sales, and marketing expenses and employee benefit expenses;

•	the timing of revenue and expenses related to the development or acquisition of technologies, products, or businesses;

•	potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;

•	potential restructuring and transaction-related expenses;

•	the amount and timing of costs associated with recruiting, training, and integrating new employees while maintaining our company culture;

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our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our platform in new markets outside of the United States;

•	foreign currency exchange rate fluctuations; and

•	general economic and political conditions in our domestic and international markets.
We may not be able to accurately forecast the amount and mix of future subscriptions, revenue, and expenses and, as a result, our operating results may fall below our estimates or the expectations of public market analysts and investors. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our Class A common stock could decline.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. Our secured credit facilities restrict our ability to incur additional indebtedness, require us to maintain specified minimum liquidity and restrict our ability to pay dividends. The terms of any additional debt financing may be similar or more restrictive. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop new features, integrations, capabilities, and enhancements;

•	continue to expand our product development, sales, and marketing organizations;

•	hire, train, and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.
For more information, see “—Risks Related to Our Indebtedness.”
We devote, and may continue to devote, substantial resources to our earlier platforms.
Our newest platform was developed by combining features from our earlier DiscoverOrg platform and the platform developed by (and acquired by us through the acquisition of) Pre-Acquisition ZI. Certain existing customers continue to use and may prefer to continue to use in the future those earlier platforms, which we continue to support. If we are unable to migrate our existing customers using our earlier platforms to our new platform, we may continue to devote substantial resources to the maintenance of our earlier platforms, which could have an adverse effect on our business, results of operations, and financial condition, or we may experience customer dissatisfaction if we choose to no longer support those earlier platforms, which could cause certain customers not to renew or grow their subscriptions.

Operations and sales to customers outside the United States expose us to risks inherent in international operations.
Our success depends in part on our ability to expand sales to customers located outside of the United States. For the years ended December 31, 2018 and 2019, our business outside of the United States accounted for less than 10% and     % of total revenue, respectively. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be as receptive to our products and services as we anticipate. Expansion of sales to international customers may also create challenges for our U.S.-based sales and customer experience functions and may require us to consider expanding operations internationally. A significant increase in international customers or an expansion of our operations into other countries could create additional risks and challenges, including:

•	a need to localize our products and services, including translation into foreign languages and associated expenses;

•	competition from local incumbents that better understand the local market, customs, and culture, may market and operate more effectively, and may enjoy greater local affinity or awareness;

•	a need to comply with foreign regulatory frameworks or business practices, which among other things may favor local competitors;

•	evolving domestic and international tax environments;

•
liquidity issues or political actions by sovereign nations, including nations with a controlled currency environment, which could result in decreased values of balances or potential difficulties protecting our foreign assets or satisfying local obligations;

•	foreign currency fluctuations and controls, which may make our products and services more expensive for international customers and could add volatility to our operating results;

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compliance with multiple, conflicting, ambiguous, or evolving governmental laws and regulations, including employment, tax, privacy, anti-corruption, import/export, economic sanctions, trade controls, antitrust, and data transfer, storage and protection, and our ability to identify and respond timely to compliance issues when they occur;

•	vetting and monitoring internal or external sales or customer experience resources in new and evolving markets to confirm they maintain standards consistent with our brand and reputation;

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uncertainty regarding regulation, currency, tax, and operations resulting from the Brexit vote that could disrupt trade, the sale of our services and commerce and movement of our people between the United Kingdom, the European Union, and other locations;

•	changes in the public perception of governments in the regions where we operate or plan to operate;

•
treatment of revenue from international sources, intellectual property considerations, and changes to tax codes, including being subject to foreign tax laws and being liable for paying withholding income or other taxes in foreign jurisdictions;

•	different pricing environments;

•	different or lesser protection of our intellectual property;

•	longer accounts receivable payment cycles and other collection difficulties;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;

•	natural disasters, acts of war, terrorism, pandemics, or security breaches;

•	regional economic and political conditions; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.
Any of these factors could negatively impact our business and results of operations.
Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.
Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on in our operations could be vulnerable to cybersecurity risks. As such, we may be subject to risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.
We expect that third parties will continue to attempt to gain unauthorized access to our systems or facilities through various means, including hacking into our systems or facilities, or those of our customers or vendors, or attempting to fraudulently induce our employees, customers, vendors or other users of our systems into disclosing sensitive information, which may in turn be used to access our IT systems. Our cybersecurity programs and efforts to protect our systems and data, and to prevent, detect and respond to data security incidents, may not prevent these threats or provide adequate security. Further, we may be subject to additional liability risks associated with data security breaches or other incidents by virtue of the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents.
We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities or other irregularities. Actual or perceived breaches of our security could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition. We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.
Technical problems or disruptions that affect either our customers’ ability to access our services, or the software, internal applications, database, and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our products and services, lower revenues, and increased costs.
Our business, brand, reputation, and ability to attract and retain users and customers depend upon the satisfactory performance, reliability, and availability of our websites, which in turn depend upon the availability of the internet and our service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems (such as denial of service attacks), could affect the security and availability of our services on our mobile applications and our websites and prevent or inhibit the ability of users to access our products or services. In addition, the software, internal applications, and systems underlying our products and services are complex and may not be error-free. We may encounter technical problems when we attempt to enhance our software, internal applications, and systems. Any inefficiencies, errors, or technical problems with our software, internal applications, and systems could reduce the quality of our products and services or interfere with our customers’ use of our products and services, which could reduce demand, lower our revenues, and increase our costs.
Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, security breaches, computer viruses, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquakes, and similar events. The occurrence of any of the foregoing events could result in damage to or failure of our systems and hardware. These risks may be increased with respect to operations housed at facilities outside of our direct control, and the majority of the communications, network, and computer hardware used to operate the cloud for our platforms are located at facilities maintained by Google or Amazon, which we do not own or control.

Problems faced or caused by our IT service providers, including content distribution service providers, private network providers, internet providers, and third-party web-hosting providers, or with the systems by which they allocate capacity among their customers (as applicable), could adversely affect the experience of our users. If our third-party service providers are unable to keep up with our growing needs for capacity, our business could be harmed. Additionally, if these third-party cloud services stop providing services to us or increase rates, we may be unable to find sufficient other third-party providers, which could harm our business. See “—Any interruptions or delays in services from third parties, including data center hosting facilities, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.” In addition, if distribution channels for our mobile applications experience disruptions, such disruptions could adversely affect the ability of users and potential users to access or update our mobile applications. If our platform is unavailable to users or fails to function as quickly as users expect, it could result in reduced customer satisfaction and reduced attractiveness of our platform to customers. This in turn could lead to decreased sales to new customers, harm our ability to renew or grow the subscriptions of existing customers, and/or the issuance of service credits or refunds, any of which could harm our reputation, business, results of operations, and financial condition.
Any errors, defects, disruptions, or other performance problems with our services could harm our reputation, business, results of operations, and financial condition.
Interruptions or delays in services from third parties, including data center hosting facilities, internet infrastructure, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.
We currently serve our customers through the use of third-party data center hosting facilities and cloud computing platform providers. Damage to, or failure of, these systems, or systems upon which they depend such as internet infrastructure, could result in interruptions in our services. We have from time to time experienced interruptions in our services and such interruptions may occur in the future. Interruptions in our services may cause us to issue credits to customers, cause customers to make warranty or other claims against us or to terminate their subscriptions, and adversely affect our customer renewal and upgrade performance and our ability to attract new customers, all of which would reduce our revenue. Our business would also be harmed if our customers and potential customers believe our services are unreliable.
We do not control the operation of third-party facilities, and they may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operation. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our services.
These hardware, software, data, and cloud computing systems may not continue to be available at reasonable prices, on commercially reasonable terms, or at all. Any loss of the right to use any of these hardware, software, or cloud computing systems could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services.
If the way cookies are used or shared, or if the use or transfer of cookies is restricted by third parties outside of our control or becomes subject to unfavorable legislation or regulation, our ability to develop and provide certain products or services could be diminished or eliminated.
Small text files (referred to as “cookies”) placed on internet browsers by certain websites are used to gather data regarding the content of a user’s web browsing activity. We license data gathered using cookies to identify trends in online content consumption by business organizations in order to make assumptions about the goods and services such businesses may purchase. The availability of this data may be limited by numerous potential factors, including general trends among internet users to refuse to accept cookies on their web browsers, laws or regulations limiting the transferability or use of information gathered using cookies, or the refusal of providers of such information to provide it to us or to provide it to us on favorable terms. If we are not able to obtain this information on the terms we anticipate, we will not be able to provide some of our predictive intent products or services, which may cause a reduction in revenue or a reduction in revenue growth. It may negatively impact our ability to obtain new customers, as well as our ability to renew or grow the subscriptions of existing customers.
Cookies may easily be deleted or blocked by internet users. All of the most commonly used internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some internet users also download “ad blocking” software that prevents cookies from being stored on a user’s computer. If more internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari and Firefox browsers block third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers were altered by internet users to permit the placement of third-party cookies, fewer cookies would be available, which could adversely affect our business. In addition, companies such as Google have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier (“ID”) to identify individual internet users or internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability obtain content consumption data.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.
We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.
Our business was originally founded in 2007, though much of our growth has occurred in recent periods. Our newest platform was introduced publicly in September 2019. As a result of our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Additionally, the sales cycle for the evaluation and implementation of our paid versions, which can range from a single day to many months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our Class A common stock price to decline.
We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, commercial, data privacy, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.

In addition, we may be required to spend significant resources to monitor and protect our contractual, property, and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, results of operations, and financial condition or injure our reputation.
We may in the future be sued by third parties for various claims including alleged infringement of proprietary intellectual property rights.
There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in software and internet-based industries. We may receive communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights.
In addition, we may be sued by third parties for breach of contract, defamation, negligence, unfair competition, or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or information on our website supplied by third parties or claims that our collection of information from third-party sites without a license violates certain federal or state laws or website terms of use. We could also be subject to claims that the collection or provision of certain information breached laws or regulations relating to privacy or data protection. Additionally, there are potential issues around possible ownership rights in personal data, which is subject to evolving regulatory oversight. As a result of claims against us regarding suspected infringement, our technologies may be subject to injunction, we may be required to pay damages, or we may have to seek a license to continue certain practices (which may not be available on reasonable terms, if at all), all of which may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver our products and services and/or certain features, integrations, and capabilities of our platform. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our products or services, which could negatively affect our business. Further, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, so any alleged infringement by us resulting in claims against such customers would increase our liability.
Our exposure to risks associated with various claims, including the use of intellectual property, may be increased as a result of acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.
We may be subject to liability if we breach our contracts, and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations in our contracts with organizations using our products and services, as well as vendors and other companies with which we do business. We may breach these commitments, whether through a weakness in our procedures, systems, and internal controls, negligence, or through the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, as well as disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters, or otherwise.
In addition, our insurance may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could harm our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business, and harm our results of operations. Changes in these laws or regulations could require us to modify our platform, or certain aspects of our platform, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our users’ access to the internet.
On June 11, 2018, the repeal of the Federal Communications Commission’s (the “FCC”), “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations. As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.
Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. The performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platform could decline.
We could incur greater operating expenses and our user acquisition and retention could be negatively impacted if network operators:

•	implement usage-based pricing;

•	discount pricing for competitive products;

•	otherwise materially change their pricing rates or schemes;

•	charge us to deliver our traffic at certain levels or at all;

•	throttle traffic based on its source or type;

•	implement bandwidth caps or other usage restrictions; or

•	otherwise try to monetize or control access to their networks.

Action by governments to restrict access to our platforms in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations, and financial condition.
Our platforms depend on the ability of our users to access the internet and our platforms could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to or certain features of our platforms in their countries, or impose other restrictions that may affect the availability of our platforms, or certain features of our platforms, in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including Amazon Web Services (which is one of our cloud hosting providers), making it very difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our platforms if they consider us to be in violation of their laws (including privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant law, our platforms could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our platforms is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to add new customers or renew or grow the subscriptions of existing customers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations, and financial condition could be adversely affected.
We are subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to requirements under the U.S. Treasury Department’s Office of Foreign Assets Control, anti-corruption, anti-bribery, and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.
In addition, in the future we may use third parties to sell access to our platform and conduct business on our behalf abroad. We or such future third-party intermediaries, may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents, or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks, false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering, data privacy, and other related laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition, and results of operations. Software intended to prevent access to our products and service from certain geographies may not be effective in all cases.
Any violation of economic and trade sanction laws, export and import laws, the FCPA, or other applicable anti-corruption laws or anti-money laundering laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.
Changes in existing financial accounting standards or practices may harm our results of operations.
Changes in existing accounting rules or practices, new accounting pronouncements or varying interpretations of current accounting pronouncements could negatively impact our results of operations. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. GAAP is subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.
In particular, in May 2014, the FASB and International Accounting Standard Board jointly issued a new revenue recognition standard, Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers, later codified as Accounting Standards Codification (“ASC”) Topic 606 (collectively with subsequent amendments, “Topic 606”), that is designed to improve financial reporting by creating a common recognition guidance for GAAP. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services.
We adopted Topic 606, effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017, while Pre-Acquisition ZI adopted Topic 606 effective January 1, 2019, using the modified retrospective method of adoption. Results for Pre-Acquisition ZI beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be presented in accordance with their historic accounting under ASC Topic 605 Revenue Recognition. We believe that the revenue presented for Pre-Acquisition ZI in 2018 would not have materially changed, had Pre-Acquisition ZI used the full retrospective method of adoption for Topic 606 and restated their 2018 revenue figures. See Note 2—Basis of Presentation and Summary of Significant Accounting Policies within our consolidated financial statements included appearing elsewhere in this prospectus for additional information.
In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842) (“Topic 842”), which increases the transparency and comparability among organizations’ accounting for leases. The guidance requires a company to recognize lease assets and liabilities on the balance sheet, as well as disclose key information about lease arrangements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We adopted Topic 842 as of January 1, 2019 under this new alternative transition method. We elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification. In addition, as a practical expedient relating to our property leases, we will not separate lease components from nonlease components. We will not elect the hindsight practical expedient permitted under the transition guidance within the new lease standard. We have substantially completed an assessment of the new standard’s impact, and while we do not expect a material impact from adoption on our consolidated statements of operations or comprehensive loss, we do expect to record a material increase in our assets and liabilities on the balance sheet upon adoption of this standard. Upon adoption, we recognized a right-of-use asset in the range of $9 million to $10 million and a lease liability in the range of $12 million to $13 million, largely pertaining to our headquarter office lease.
Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of SOX, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we will be required, pursuant to Section 404 of SOX, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 10-K following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Beginning with our second annual report on Form 10-K following the completion of this offering, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.
In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key metrics in this prospectus and intend to continue to present certain non-GAAP financial measures and key metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.
In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, our management and auditors determined that a material weakness existed in the internal control over financial reporting due to insufficient controls over the review and approval of manual journal entries, including appropriate segregation of duties, and limited accounting department personnel capable of appropriately accounting for complex transactions undertaken by the company. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. To remediate the identified material weakness, we have hired additional personnel around and subsequent to December 31, 2018, including a new chief financial officer and a vice president of accounting and controller, and we intend to continue to invest in the appropriate resources prior to the consummation of this offering.

Although we believe the additional accounting resources will remediate the weakness with respect to insufficient personnel, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our Class A common stock.
Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.
We recognize revenue from subscriptions to our platform on a straight-line basis over the term of the contract subscription period beginning on the date access to our platform is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have contractual terms requiring advance payment for annual or quarterly periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is typically recognized over the applicable subscription term. By contrast, a majority of our costs are expensed as incurred, which could result in our recognition of more costs than revenue in the earlier portion of the subscription term, and we may not attain profitability in any given period.
We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.
We have incurred significant net losses in each year since our inception, including net losses of $28.6 million in 2018 and $             million in 2019, and we had an accumulated deficit of $             million as of December 31, 2019. We may not achieve or maintain profitability in the future. Because the market for our platform is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase over the next several years as we hire additional personnel, particularly in sales and marketing and research and development, expand our partnerships, operations and infrastructure, both domestically and internationally, continue to enhance our platform and develop and expand its features, integrations, and capabilities, and expand and improve our platform. We also intend to continue to build and enhance our platform through both internal research and development and selectively pursuing acquisitions that can contribute to the capabilities of our platform. In addition, as we become a public company and grow, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset the expected increases in our operating expenses, we may not be profitable in future periods. In future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including any failure to increase the number of organizations on our platform, any failure to increase our number of paying customers, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, slowing demand for our platform, additional regulatory burdens, or increasing competition. As a result, our past financial performance may not be indicative of our future performance. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our Class A common stock to decline.
We have a significant amount of goodwill and intangible assets on our balance sheet, and our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.
Our balance sheet reflects goodwill and intangibles assets of $534.4 million and $       million, respectively, as of December 31, 2018 and 2019. Collectively, goodwill and intangibles assets represented       % of our total assets as of December 31, 2019. In accordance with GAAP, goodwill and intangible assets with an indefinite life are not amortized but are subject to a periodic impairment evaluation. Goodwill and acquired intangible assets with an indefinite life are tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below their carrying value. Acquired intangible assets with definite lives are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. In addition, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. If indicators of impairment are present, we evaluate the carrying value in relation to estimates of future undiscounted cash flows. Our ability to realize the value of the goodwill and intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including significant:

•	underperformance relative to historical or projected future operating results;

•	changes in the manner of our use of acquired assets or the strategy for our overall business;

•	negative industry or economic trends; or

•	decline in our market capitalization relative to net book value for a sustained period.
These types of events or indicators and the resulting impairment analysis could result in impairment charges in the future. If we are not able to realize the value of the goodwill and intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and adversely affect our business, results of operations, and financial condition.
Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our income tax obligations are generally determined based on our business operations in these jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, changes in accounting principles and tax laws in jurisdictions where we operate. Any changes, ambiguity, or uncertainty in taxing jurisdictions' administrative interpretations, decisions, policies, and positions could also materially impact our income tax liabilities.
As our business continues to grow and if we become more profitable, we anticipate that our income tax obligations could significantly increase. If our existing tax credits and net operating loss carry-forwards become fully utilized, we may be unable to offset or otherwise mitigate our tax obligations to the same extent as in prior years. This could have a material impact to our future cash flows or operating results.
In addition, recent global tax developments applicable to multinational businesses, including certain approaches of addressing taxation of digital economy recently proposed or enacted by the Organization for Economic Co-operation and Development, the European Commission or certain major jurisdictions where we operate or might in the future operate, might have a material impact to our business and future cash flow from operating activities, or future financial results. We are also subject to tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position. In addition, our operations may change, which may impact our tax liabilities. As our brand becomes increasingly recognizable both domestically and internationally, our tax planning structure and corresponding profile may be subject to increased scrutiny and if we are perceived negatively, we may experience brand or reputational harm.
We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.

Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our paying customers could increase the costs of our products and services and harm our business.
New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations and our business, results of operations, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paying customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paying customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paying customers may elect not to purchase our products and services in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paying customers’ and our compliance, operating, and other costs, as well as the costs of our products and services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.
On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted, which contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate and a transition to a modified territorial system of taxation. The primary impact of the new legislation on us is that our ability to take deductions for interest payments is subject to limitations. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition.
Additionally, the application of U.S. federal, state, local, and international tax laws to services provided electronically is unclear and continually evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our paying customers to pay additional tax amounts, as well as require us or our paying customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our paying customers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could harm us and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our products and services in jurisdictions where we have not historically done so.
States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. The application of federal, state, local, and international tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to our products and services in various jurisdictions is unclear. We collect and remit U.S. sales and value-added tax (“VAT”), in a number of jurisdictions. It is possible, however, that we could face sales tax or VAT audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our paying customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to our products and services, or otherwise harm our business, results of operations, and financial condition.

Further, one or more state or foreign authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign, or other authorities to compel us to collect and remit sales tax, use tax, or other taxes, either retroactively, prospectively, or both, could harm our business, results of operations, and financial condition.
Risks Related to Our Indebtedness
We have a substantial amount of debt, which could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under our obligations.
As of December 31, 2019, on a pro forma basis after giving effect to the Reorganization Transactions and the Offering Transactions, we would have had total outstanding indebtedness of approximately $         million consisting primarily of outstanding borrowings under our secured credit facilities. Additionally, we would have had $      of availability under our first lien revolving credit facility as of December 31, 2019. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including with respect to our indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;

•
require us to use a substantial portion of our cash flow from operations to make debt service payments instead of other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions, or other general business purposes;

•	expose us to the risk of increased interest rates as certain of our borrowings, including under our secured credit facilities, are at variable rates of interest;

•	limit our ability to pay dividends;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared with our less-leveraged competitors;

•	increase our vulnerability to the impact of adverse economic, competitive, and industry conditions; and

•	increase our cost of borrowing.
In addition, the credit agreements governing our secured credit facilities contain, and the agreements governing our future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on our ability to pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase certain debt, make acquisitions, investments, loans, and advances, or sell or otherwise dispose of assets. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.
Furthermore, we may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing our indebtedness limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.
We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control, including those discussed elsewhere in this “Risk Factors” section. Our total scheduled principal repayments of debt made in 2019 and 2018 were $      million and $3.7 million, respectively. Our total interest expense, net for 2019 and 2018 was $      million and $58.2 million, respectively. We may be unable to maintain a level of cash flow sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements governing our secured credit facilities restrict, and the agreements governing our future indebtedness may restrict, our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. In addition, under the covenants of the credit agreements governing our secured credit facilities, ZoomInfo OpCo is restricted from making certain payments, including dividend payments to ZoomInfo Technologies Inc., subject to certain exceptions.
If we cannot make payments on our debt obligations, we will be in default and all outstanding principal and interest on our debt may be declared due and payable, the lenders under our secured credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under our secured credit facilities) could foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation. In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments.
Interest rate fluctuations may affect our results of operations and financial condition.
Because a substantial portion of our debt is variable-rate debt, fluctuations in interest rates could have a material effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
In addition, our variable rate indebtedness uses the London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the rate of interest and may be hedged with LIBOR-based interest rate derivatives. LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be replaced with a new benchmark or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness.
Change in our credit ratings could adversely impact our operations and lower our profitability.
Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. Failure to maintain our credit ratings on long-term and short-term indebtedness could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing, which we may need to operate our business, and adversely impact our results of operations.

Risks Related to Our Organizational Structure
ZoomInfo Technologies Inc. is a holding company, and its only material asset after completion of this offering will be its interest in ZoomInfo OpCo, and it is accordingly dependent upon distributions from ZoomInfo OpCo to pay taxes, make payments under the tax receivable agreement, and pay dividends.
ZoomInfo Technologies Inc. will be a holding company, and after completion of this offering will have no material assets other than its ownership of LLC Units. ZoomInfo Technologies Inc. has no independent means of generating revenue. ZoomInfo Technologies Inc. intends to cause ZoomInfo OpCo to make distributions to its holders of LLC Units, including ZoomInfo Technologies Inc. and our pre-IPO owners, in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of ZoomInfo OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that ZoomInfo Technologies Inc. needs funds, and ZoomInfo OpCo is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.
We anticipate that ZoomInfo OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of ZoomInfo OpCo. Recently enacted legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. ZoomInfo OpCo may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect. In addition, the income taxes on our allocable share of ZoomInfo OpCo’s net taxable income will increase over time as our Pre-IPO LLC Unitholders continue to exchange their LLC Units for shares of our Class A common stock. Such increase in our tax expenses may have an adverse effect on our business, results of operations, and financial condition.
Under the terms of the amended and restated limited liability company agreement, ZoomInfo OpCo is obligated to make tax distributions to holders of LLC Units (including us) at certain assumed tax rates. These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued LLC Units from ZoomInfo OpCo at a per unit price determined by reference to the market value of the Class A common stock, to pay dividends, which may include special dividends, on its Class A common stock, to fund repurchases of its Class A common stock, or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Limited Liability Company Agreement.”
We have no current plans to pay cash dividends on our Class A common stock. Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results, and financial condition, current and anticipated cash needs, plans for expansion, and any legal or contractual limitations on our ability to pay dividends. Our existing secured credit facilities include and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, ZoomInfo OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo.

ZoomInfo Technologies Inc. will be required to pay our pre-IPO owners for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim as a result of ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, ZoomInfo Technologies Inc.’s increase in its allocable share of existing tax basis, and anticipated tax basis adjustments we receive in connection with sales or exchanges of LLC Units after this offering, and certain other tax attributes .
Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by ZoomInfo Technologies Inc. to such pre-IPO owners of 85% of the benefits, if any, that ZoomInfo Technologies Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of ZoomInfo Technologies Inc. as a result of sales or exchanges of LLC Units for shares of Class A common stock after this offering, and (iii) ZoomInfo Technologies Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and certain other tax benefits, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that ZoomInfo Technologies Inc. would otherwise be required to pay in the future, although the U.S. Internal Revenue Service (the “IRS”) may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Actual tax benefits realized by ZoomInfo Technologies Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the tax receivable agreement is an obligation of ZoomInfo Technologies Inc. and not of ZoomInfo OpCo. While the amount of existing tax basis, the anticipated tax basis adjustments, and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of ZoomInfo OpCo and our possible utilization of tax attributes, including existing tax basis acquired at the time of this offering, the payments that ZoomInfo Technologies Inc. may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO LLC Unitholders exchange their LLC Units on the date of this offering) is approximately $               million. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the exchanging holders of LLC Units or the prior owners of the Blocker Companies. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”
In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits ZoomInfo Technologies Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.
ZoomInfo Technologies Inc.’s payment obligations under the tax receivable agreement may be accelerated in the event of certain changes of control and will be accelerated in the event it elects to terminate the tax receivable agreement early. The accelerated payments will relate to all relevant tax attributes that would subsequently be available to ZoomInfo Technologies Inc. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to one-year               plus               basis points) of all future payments that holders of LLC Units or other recipients would have been entitled to receive under the tax receivable agreement, and such accelerated payments and any other future payments under the tax receivable agreement will utilize certain valuation assumptions, including that ZoomInfo Technologies Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses and the five-year period after the early termination or change of control. In addition, recipients of payments under the tax receivable agreement will not reimburse us for any payments previously made under the tax receivable agreement if such tax basis and ZoomInfo Technologies Inc.’s utilization of certain tax attributes is successfully challenged by the IRS (although any such detriment would be taken into account in future payments under the tax receivable agreement). ZoomInfo Technologies Inc.’s ability to achieve benefits from any existing tax basis, tax basis adjustments or other tax attributes, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement, payments under the tax receivable agreement could be in excess of          % of ZoomInfo Technologies Inc.’s actual cash tax benefits.
Accordingly, it is possible that the actual cash tax benefits realized by ZoomInfo Technologies Inc. may be significantly less than the corresponding tax receivable agreement payments or that payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax benefits that ZoomInfo Technologies Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to ZoomInfo Technologies Inc. by ZoomInfo OpCo are not sufficient to permit ZoomInfo Technologies Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” we estimate that if ZoomInfo were to exercise its termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $                  million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control.
The acceleration of payments under the tax receivable agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.
In the case of certain changes of control, payments under the tax receivable agreement may be accelerated and may significantly exceed the actual benefits ZoomInfo Technologies Inc. realizes in respect of the tax attributes subject to the tax receivable agreement. We expect that the payments that we may make under the tax receivable agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the tax receivable agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.
Risks Related to this Offering and Ownership of Our Class A Common Stock
Our Sponsors control us, and their interests may conflict with ours or yours in the future.
Immediately following this offering and the application of net proceeds therefrom, our Sponsors will beneficially own approximately      % of the combined voting power of our Class A and Class B common stock (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Moreover, we will agree to nominate to our board of directors individuals designated by our Sponsors in accordance with our stockholders agreement. Our Sponsors will each retain the right to designate directors for so long as they beneficially own at least      % of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when our Sponsors cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsors continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsors will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsors continue to own a significant percentage of our stock, our Sponsors will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of the net proceeds therefrom, the Pre-IPO LLC Unitholders will own      % of the LLC Units (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in ZoomInfo OpCo, rather than through ZoomInfo Technologies Inc., the Pre-IPO LLC Unitholders may have conflicting interests with holders of shares of our Class A common stock. For example, if ZoomInfo OpCo makes distributions to ZoomInfo Technologies Inc., the non-managing members of ZoomInfo OpCo will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in ZoomInfo OpCo and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Our pre-IPO owners may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter in connection with this offering, whether and when to incur new or refinance existing indebtedness and whether and when ZoomInfo Technologies Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”
Our amended and restated certificate of incorporation will not limit the ability of our Sponsors to compete with us, and they and certain of our executive officers may have investments in businesses whose interests conflict with ours.
Our Sponsors and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Sponsors and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Sponsors or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Capital Stock—Conflicts of Interest.” Our Sponsors and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.
Upon the listing of our Class A common stock on            , we will be a “controlled company” within the meaning of            rules and, as a result, will qualify for, and intend to rely on, exemptions and relief from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After the completion of this offering, our Sponsors will beneficially own approximately      % of the combined voting power of our Class A and Class B common stock (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement.” As a result, we will be a “controlled company” within the meaning of the            corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:

•	a board that is composed of a majority of “independent directors,” as defined under the rules;

•	a compensation committee that is composed entirely of independent directors; and

•	director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.
Following this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of           .

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules to (and plan to) rely on exemptions and relief from certain reporting requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions and relief include (i) not being required to comply with the auditor attestation requirements of Section 404 of SOX, (ii) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We may remain an emerging growth company until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an emerging growth company earlier under certain circumstances, including (1) if our gross revenue exceeds $1.07 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.
We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions and relief. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline and/or be more volatile.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could impair our profitability, make it more difficult to run our business, or divert management’s attention from our business.
As a public company, and particularly after we are no longer an emerging growth company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and recruiting and retaining independent directors. We also have incurred and will continue to incur costs associated with SOX and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and                     , and compliance with these requirements will place significant demands on our legal, accounting, and finance staff and on our accounting, financial, and information systems. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In addition, we might not be successful in implementing these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our Class A common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline and our Class A common stock to be less liquid.
There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of Class A common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our Class A common stock. The initial public offering price per share of Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on            or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all.
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including our Sponsors, executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. In addition, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.
Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. You may not be able to resell your shares of our Class A common stock at or above the initial public offering price due to a number of factors, such as those listed elsewhere in this “Risk Factors” section and the following:

•	we, our competitors, or other comparable companies report operating results below the expectations of public market analysts and investors;

•	variations in our, our competitors’, or other comparable companies’ quarterly operating results or dividends, if any, to stockholders;

•	guidance, if any, that we, our competitors, or other comparable companies provide to the public, any changes in this guidance, or failure to meet this guidance;

•	failure by us or others in our industry to meet analysts’ earnings estimates;

•	publication of research reports about our industry;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	changes in market valuations of similar companies or speculation in the press or investment community;

•	declines in the market prices of stocks generally, particularly those of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments;

•	investor perceptions of, or the investment opportunity associated with, our Class A common stock relative to other investment alternatives;

•	announcements relating to litigation, government investigations, changes in laws, or changes in business or regulatory conditions, or differing interpretations or enforcement thereof;

•	changes in accounting principles;

•	adverse publicity about the industries we participate in; or

•	individual scandals.
Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.
In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, regardless of the outcome of such litigation.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the LLC Units by the pre-IPO owners. See “Dilution.”
You may be diluted by the future issuance of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions, or otherwise.
After this offering, we will have                         shares of Class A common stock authorized but unissued, including                         shares of Class A common stock issuable upon exchange of LLC Units that will be held by the Pre-IPO LLC Unitholders. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants, and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the amended and restated limited liability company agreement of ZoomInfo OpCo permits ZoomInfo OpCo to issue an unlimited number of additional limited liability company interests of ZoomInfo OpCo with designations, preferences, rights, powers, and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of                          shares of Class A common stock for issuance under our Omnibus Incentive Plan. In connection with this offering, we expect to make equity-based grants to certain employees covering               shares of Class A common stock under the Omnibus Incentive Plan. Any Class A common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
If we or our pre-IPO owners sell additional shares of our Class A common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.
The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Class A common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                       shares of our Class A common stock outstanding (or                       shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). The remaining                       shares of our Class A common stock held by our affiliates, including our directors, executive officers and other affiliates (including our Sponsors), after this offering may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
In addition, we and the Pre-IPO LLC Unitholders will enter into an exchange agreement under which they (or certain permitted transferees) will have the right, after the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a          basis, subject to customary conversion rate adjustments. Upon completion of this offering (subject to the terms of the exchange agreement), an aggregate of                        LLC Units may be exchanged for shares of our Class A common stock. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. We, our executive officers, our directors, and the holders of substantially all of our LLC Units, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock (including shares issued upon exchange of LLC Units) or securities convertible into or exchangeable for shares of our Class A common stock for        days from the date of this prospectus, except with the representatives’ prior written consent. See “Underwriting.”
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations under Rule 144. We expect that certain of our Sponsors will continue to be considered affiliates following the expiration of the lock-up period based on their expected share ownership and their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

However, subject to the expiration or waiver of the        -day lock-up period, the holders of these shares of Class A common stock (including shares issued upon exchange of LLC Units) will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Following completion of this offering, the shares covered by registration rights would represent approximately          % of our total Class A common stock outstanding (or          shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                     shares of our Class A common stock.
In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our Class A common stock (or securities convertible into or exchangeable for our Class A common stock) issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities or to use our Class A common stock as consideration for acquisitions of other businesses, investments, or other corporate purposes.
Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.
Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make a merger with or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•
provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least         % in voting power of the outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than         % of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors;

•
would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions, or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•
prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement cease to beneficially own at least          % of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•	provide for certain limitations on convening special stockholder meetings;

•
provide (i) that the board of directors is expressly authorized to make, alter, or repeal our bylaws and (ii) that our stockholders may only amend our bylaws with the approval of         % or more of all of then-outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less

than         % of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors;

•
provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least         % in voting power of then-outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than         % of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
Further, as a Delaware corporation, we are subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or other stockholders.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of ours to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words.
The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Such forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Accordingly, there are or will be important factors including:

•	larger well-funded companies shifting their existing business models to become more competitive with us;

•	our ability to provide or adapt our platform for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to data privacy;

•	the effects of companies more effectively catering to our customers by offering more tailored products or platforms at lower costs;

•	adverse general economic and market conditions reducing spending on sales and marketing;

•	the effects of declining demand for sales and marketing subscription platforms;

•	our ability to improve our technology and keep up with new processes for data collection, organization, and cleansing;

•	our ability to provide a highly accurate, reliable, and comprehensive platform moving forward;

•	our reliance on third-party systems that we do not control to integrate with our system and our potential inability to continue to support integration;

•	our ability to adequately fund research and development potentially limiting introduction of new features, integrations, and enhancements;

•	our ability to attract new customers and expand the existing subscriptions;

•	a decrease in participation in our contributory network or increased opt-out rates impacting the depth, breadth, and accuracy of our platform;

•	our failure to protect and maintain our brand and our ability to attract and retain customers; and

•	other factors described under “Risk Factors.”
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. You should not place undue reliance on our forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

MARKET AND INDUSTRY DATA
This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, including S&P Global Market Intelligence (“Capital IQ”), Salesforce Research (“Salesforce.com”), Global Industry Analysts (“Global Industry Analysts, Inc.), and Forrester Research, Inc. (“Forrester”), and our internal data and estimates, including data generated utilizing our ZoomInfo powered by DiscoverOrg platform. Independent consultant reports, industry publications, and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.
The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	B2B Sales and Marketing Intelligence Solutions Drive Improved Business Outcomes, a commissioned study conducted by Forrester Consulting on behalf of DiscoverOrg, August 2019;

•	State of Sales, Salesforce Research, July 2018;

•	S&P Global Capital IQ database, ©2019: S&P Global Market Intelligence; and

•	Global Industry Analysts, Global Customer Relationship Management (CRM) Software Industry Report, October 2019.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking, and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations, and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.
Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

ORGANIZATIONAL STRUCTURE
Organizational Structure Following this Offering
Immediately following this offering, ZoomInfo Technologies Inc. will be a holding company, and its sole material asset will be a controlling equity interest in ZoomInfo OpCo. As the sole managing member of ZoomInfo OpCo, ZoomInfo Technologies Inc. will operate and control all of the business and affairs of ZoomInfo OpCo and, through ZoomInfo OpCo and its subsidiaries, conduct our business. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ZoomInfo OpCo, the accounting predecessor. ZoomInfo Technologies Inc. will consolidate ZoomInfo OpCo in its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Unitholders on its consolidated balance sheet and statement of income.
The Pre-IPO LLC Unitholders will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to              the aggregate number of LLC Units of ZoomInfo OpCo held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock is automatically and correspondingly reduced as they exchange LLC Units for shares of Class A common stock of ZoomInfo Technologies Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from          as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure is intended to allow our Pre-IPO LLC Unitholders to retain their equity ownership in ZoomInfo OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in ZoomInfo Technologies Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO LLC Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us.

The diagram below depicts our organizational structure immediately following the consummation of the Offering Transactions and the Reorganization Transactions.
________________

(1)
The Class B common stock will provide each of the Pre-IPO LLC Unitholders with a number of votes that is equal to          the aggregate number of LLC Units held by such Pre-IPO LLC Unitholder. Immediately following this offering, the Pre-IPO LLC Unitholders will hold          % of the voting power in ZoomInfo Technologies Inc. For additional information, see “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)	DiscoverOrg, LLC serves as the borrower under the secured credit facilities. See “Description of Certain Indebtedness.”
Incorporation of ZoomInfo Technologies Inc.
ZoomInfo Technologies Inc. was incorporated as a Delaware corporation on November 14, 2019. ZoomInfo Technologies Inc. has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of ZoomInfo Technologies Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”
Blocker Mergers
Immediately prior to the completion of this offering, the Blocker Companies will merge with and into a newly formed subsidiary of ZoomInfo Technologies Inc. and the surviving entity will then be dissolved. In the Blocker Mergers, the Pre-IPO Shareholders, as the 100% owners of the Blocker Companies, will acquire                      shares of newly issued Class A common stock and ZoomInfo Technologies Inc. will acquire an equal number of outstanding LLC Units.

Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo
Prior to the completion of this offering, the limited liability company agreement of ZoomInfo OpCo will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “LLC Units.” Immediately following the Reorganization Transactions but prior to the other Offering Transactions described below, there will be                      LLC Units issued and outstanding.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, ZoomInfo Technologies Inc. will be the sole managing member of ZoomInfo OpCo. Accordingly, ZoomInfo Technologies Inc. will have the right to determine when distributions will be made to the members of ZoomInfo OpCo and the amount of any such distributions. If ZoomInfo Technologies Inc., as managing member, authorizes a distribution, such distribution will be made to the members of ZoomInfo OpCo pro rata in accordance with the percentages of their respective limited liability company interests.
The holders of LLC Units in ZoomInfo OpCo, including ZoomInfo Technologies Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of ZoomInfo OpCo. Net profits and net losses of ZoomInfo OpCo will generally be allocated to its members (including ZoomInfo Technologies Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The amended and restated limited liability company agreement provides for cash distributions to the holders of limited liability company interests in ZoomInfo OpCo if ZoomInfo Technologies Inc. determines that the taxable income of ZoomInfo OpCo will give rise to taxable income for its members. In accordance with the amended and restated limited liability company agreement, we intend to cause ZoomInfo OpCo to make pro rata cash distributions to the holders of limited liability company interests in ZoomInfo OpCo for purposes of funding their tax obligations in respect of the income of ZoomInfo OpCo that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of ZoomInfo OpCo allocated to the holder of LLC Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Limited Liability Company Agreement.”
Exchange Agreement
We and the holders of outstanding LLC Units will enter into an exchange agreement at the time of this offering under which they (or certain of their permitted transferees) will have the right to exchange their LLC Units for shares of our Class A common stock on a          basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. The exchange agreement will also provide that a holder of LLC Units will not have the right to exchange LLC Units if ZoomInfo Technologies Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with ZoomInfo Technologies Inc. or its subsidiaries to which the holder of LLC Units may be subject. ZoomInfo Technologies Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by ZoomInfo Technologies Inc. is correspondingly increased as it acquires the exchanged LLC Units. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”
Offering Transactions
At the time of the consummation of this offering, ZoomInfo Technologies Inc. intends to consummate the purchase, for cash, of newly issued LLC Units from ZoomInfo OpCo at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. Assuming that the shares of Class A common stock to be sold in this offering are sold at $           per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, ZoomInfo Technologies Inc. will purchase from ZoomInfo OpCo                    newly issued LLC Units for an aggregate of $                     (or                    newly issued LLC Units for an aggregate of $           if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The issuance and sale of such newly issued LLC Units by ZoomInfo OpCo to ZoomInfo Technologies Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in ZoomInfo OpCo. See “Principal Stockholders” for more information regarding the proceeds from this offering that will be paid to our directors and named executive officers. Accordingly, following this offering ZoomInfo Technologies Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in ZoomInfo OpCo as a single LLC Unit.
Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by ZoomInfo Technologies Inc. to such pre-IPO owners of 85% of the benefits, if any, that ZoomInfo Technologies Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of ZoomInfo Technologies Inc. as a result of sales or exchanges of LLC Units after this offering, and (iii) ZoomInfo Technologies Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and certain other tax benefits, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that ZoomInfo Technologies Inc. would otherwise be required to pay in the future. Actual tax benefits realized by ZoomInfo Technologies Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of ZoomInfo Technologies Inc. and not of ZoomInfo OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”
ZoomInfo Technologies Inc. intends to cause ZoomInfo OpCo to use the net proceeds from this offering to                    . See “Use of Proceeds.”
We refer to the foregoing transactions as the “Offering Transactions.”
As a result of the transactions described above:

•
the investors in this offering will collectively own                      shares of our Class A common stock (or                     shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Pre-IPO LLC Unitholders will hold LLC Units and the Pre-IPO Shareholders will hold shares of our Class A common stock;

•	ZoomInfo Technologies Inc. will hold LLC Units (or LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the investors in this offering will collectively have           % of the voting power in ZoomInfo Technologies Inc. (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Pre-IPO LLC Unitholders, as holders of all of the outstanding shares of Class B common stock, will have           % of the voting power in ZoomInfo Technologies Inc. (or           % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	the Pre-IPO Shareholders will have % of the voting power in ZoomInfo Technologies Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS
We estimate that the net proceeds to ZoomInfo Technologies Inc. from this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $           million (or $          million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $           per share would increase or decrease, as applicable, the net proceeds to ZoomInfo Technologies Inc. from this offering by approximately $           million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. ZoomInfo OpCo will bear or reimburse ZoomInfo Technologies Inc. for all of the expenses payable by it in this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $           million.
ZoomInfo Technologies Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from ZoomInfo OpCo that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—Offering Transactions.” We intend to cause ZoomInfo OpCo to use the net proceeds from this offering to                    .

DIVIDEND POLICY
We have no current plans to pay dividends on our Class A common stock. The declaration, amount, and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.
ZoomInfo Technologies Inc. is a holding company and has no material assets other than its ownership of LLC Units in ZoomInfo OpCo. We intend to cause ZoomInfo OpCo to make distributions to us in an amount sufficient to cover our taxes and obligations under the tax receivable agreement as well as any cash dividends declared by us. If ZoomInfo OpCo makes such distributions to ZoomInfo Technologies Inc., the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.
The amended and restated limited liability company agreement of ZoomInfo OpCo provides that pro rata cash distributions be made to holders of LLC Units (including ZoomInfo Technologies Inc.) at certain assumed tax rates, which we refer to as “tax distributions.” See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Limited Liability Company Agreement.” We anticipate that amounts received by ZoomInfo Technologies Inc. may, in certain periods, exceed ZoomInfo Technologies Inc.’s actual tax liabilities and obligations to make payments under the tax receivable agreement. We expect that ZoomInfo Technologies Inc. will use any such excess cash from time to time to acquire additional newly issued LLC Units from ZoomInfo OpCo at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; to fund repurchases of its Class A common stock; or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions, or adjustments of outstanding LLC Units, to maintain parity between LLC Units and shares of Class A common stock. See “Risk Factors—Risks Related to Our Organizational Structure—ZoomInfo Technologies Inc. is a holding company and its only material asset after completion of this offering will be its interest in ZoomInfo OpCo, and it is accordingly dependent upon distributions from ZoomInfo OpCo to pay taxes, make payments under the tax receivable agreement, and pay dividends.”
The agreements governing our secured credit facilities contain a number of covenants that restrict, subject to certain exceptions, certain of our subsidiaries’ ability to pay dividends to us. See “Description of Certain Indebtedness.”
Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, ZoomInfo OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of                ,      :

•	on a historical basis; and

•
on a pro forma basis giving effect to the transactions described under “Unaudited Pro Forma Combined and Consolidated Financial Information,” including the sale by us of                    shares of Class A common stock in this offering at an assumed initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in “Use of Proceeds.”

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

,
	ZoomInfo OpCo Actual	ZoomInfo Technologies Inc. Pro Forma(1)
($ in millions, except share amounts)
Cash and cash equivalents	$	$
Debt:
Revolving credit facility(2)	$	$
First lien term loans(3)	$	$
Second lien term loans(4)	$	$
Unamortized debt transaction costs and prepayment premiums	$	$
Members’ equity (deficit):
Class A common stock, $0.01 par value per share, 1,000 shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis
Class B common stock, $0.01 par value per share, 1,000 shares authorized and 100 shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis
Additional paid-in capital
Non-controlling interest
Total equity
Total capitalization	$	$
________________

(1)
To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $           per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of as adjusted total equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of as adjusted total stockholders’ equity and total capitalization by approximately $                    . An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our as adjusted total equity and total capitalization by approximately $                    . If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the as adjusted amount of each of cash, additional paid-in capital, total equity, and total capitalization would increase by approximately $                    , after deducting underwriting discounts and commissions, and we would have                      shares of our Class A common stock issued and outstanding, as adjusted.

(2)
As of                ,      , we had                      borrowings and                      in outstanding letters of credit under our first lien revolving credit facility. For a further description of our first lien credit agreement, see “Description of Certain Indebtedness.”

(3)
Represents the aggregate face amount of our first lien term loans. The first lien term loans mature on February 1, 2026. For a further description of our first lien credit agreement, see “Description of Certain Indebtedness.”

(4)
Represents the aggregate face amount of our second lien term loans. Our second lien term loans mature on February 1, 2027. For a further description of our second lien credit agreement, see “Description of Certain Indebtedness.”

DILUTION
If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Class A common stock held by our pre-IPO owners.
Our pro forma net tangible book value as of December 31, 2019 was approximately $           million, or $           per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the holders of LLC Units in ZoomInfo OpCo (other than ZoomInfo Technologies Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a          basis.
After giving effect to the transactions described under “Unaudited Pro Forma Combined and Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book value as of December 31, 2019 would have been $           million, or $          per share of Class A common stock. This represents an immediate increase in net tangible book value of $          per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $          per share of Class A common stock to investors in this offering.
The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share of Class A common stock as of December 31, 2019	$
Increase in pro forma net tangible book value per share of Class A common stock attributable to investors in this offering	$
Pro forma net tangible book value per share of Class A common stock after the offering		$
Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$
Because the Pre-IPO LLC Unitholders do not own any Class A common stock or other economic interests in ZoomInfo Technologies Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units in ZoomInfo OpCo (other than ZoomInfo Technologies Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a          basis in order to more meaningfully present the dilutive impact on the investors in this offering.
A $1.00 increase in the assumed initial public offering price of $           per share of our Class A common stock would increase our pro forma net tangible book value after giving effect to this offering by $           million, or by $          per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of December 31, 2019, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of LLC Units in ZoomInfo OpCo (other than ZoomInfo Technologies Inc.) exchanged their LLC Units for newly issued shares of our Class A common stock on a          basis.

	Shares of Class A common stock Purchased		Total Consideration		Average Price Per Share of Class A common stock
	Number	Percent	Amount	Percent
(in millions)
Pre-IPO owners		%	$	%	$
Investors in this offering		%	$	%	$
Total		100%		$100%	$
Each $1.00 increase in the assumed offering price of $          per share of our Class A common stock would increase total consideration paid by investors in this offering by $          million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction.
If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                      , or approximately       % of the total number of shares of Class A common stock.
The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma combined and consolidated statement of operations for                ,      and unaudited pro forma combined and consolidated balance sheet as of                ,       give pro forma effect to the Zoom Information Acquisition, the Reorganization Transactions, and the Offering Transactions (collectively, the “Transactions”).
The pro forma adjustments related to the Zoom Information Acquisition are described in the notes to the unaudited pro forma combined and consolidated financial information and primarily include:

•	the issuance of term loans to fund the Zoom Information Acquisition and refinancing our pre-existing term loans; and

•	the amortization of acquired intangibles and acquisition-related unearned revenue adjustments.
The pro forma adjustments related to the Reorganization Transactions are described in the notes to the unaudited pro forma combined and consolidated financial information and primarily include:

•
the amendment and restatement of ZoomInfo Technologies Inc.’s certificate of incorporation to, among other things, (i) provide for Class A and Class B common stock and (ii) issue shares of Class B common stock to the Pre-IPO LLC Unitholders equal to the number of LLC Units they own;

•	the Blocker Mergers;

•	the approximate % non-controlling interest in ZoomInfo OpCo represented by LLC Units not held by ZoomInfo Technologies Inc. after the completion of the Reorganization Transactions; and

•	the execution of the tax receivable agreement and recognition of the related payable under such agreements.
The pro forma adjustments related to the Offering Transactions are described in the notes to the unaudited pro forma combined and consolidated financial information and primarily include:

•
the issuance of          shares of our Class A common stock in this offering and the receipt of net proceeds of approximately $          million, based on the initial public offering price of $        per share, which is the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and estimated unpaid offering expenses; and

•	the payment of $ million to repay our second lien term loan, which includes related prepayment penalties of approximately $ and accrued interest of approximately $ million.
The unaudited pro forma combined and consolidated statement of operations for               ,       gives pro forma effect to the Transactions as if they had occurred on                ,      . The unaudited pro forma consolidated balance sheet as of                ,       gives effect to the Transactions as if they had occurred on                ,      .
ZoomInfo OpCo’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. Pre-Acquisition ZI’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. ZoomInfo Technologies Inc. was formed on November 14, 2019 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial information is not included in the unaudited pro forma combined and consolidated financial information.
The unaudited pro forma combined and consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma combined and consolidated financial information. The unaudited pro forma combined and consolidated financial information has been adjusted to give effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable, and (iii) expected to have a continuing impact on the statement of operations.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal expenses and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.
The unaudited pro forma combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results. The unaudited pro forma combined and consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the Transactions or any integration costs that do not have a continuing impact.
The unaudited pro forma combined and consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto and the historical financial statements of Pre-Acquisition ZI and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED
STATEMENT OF OPERATIONS
For                ,
($ in millions)

	Historical		Pro Forma Adjustments
	ZoomInfo OpCo	Pre-Acquisition ZI	Zoom Information Acquisition	Reorganiza- tion Transactions	Offering Transactions	Pro Forma Combined
Revenue	$	$	$	$	$	$

Cost of service:
Cost of service
Amortization of acquired technology
Gross profit

Operating expenses:
Sales and marketing
Research and development
General and administrative
Amortization of intangible assets
Loss on share redemption option
Restructuring and transaction related expenses
Income (loss) from operations
Interest expense
Other income, net
Loss before income taxes
Benefit from income taxes
Net loss	$	$	$	$	$	$
See accompanying notes to unaudited pro forma combined and consolidated statement of operations.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of                ,
($ millions, except share amounts)

Pro Forma Adjustments
	ZoomInfo OpCo	Reorganization Transactions	Offering Transactions	Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$	$	$	$
Accounts receivable
Prepaid expenses and other current assets
Deferred costs
Income tax receivable
Related party receivable
Total current assets

Property and equipment, net

Other assets:
Intangible assets, net
Goodwill
Deferred costs, net of current portion
Total assets

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable
Accrued expenses and other current liabilities
Unearned revenue, current portion
Income taxes payable
Current portion of long-term debt, net of debt issuance costs
Total current liabilities

Unearned revenue, net of current portion
Long-term debt, net of current portion
Deferred tax liabilities
Other long-term liabilities
Total liabilities

Members’ deficit

Total liabilities and members’ deficit	$	$	$	$
See accompanying notes to unaudited pro forma consolidated balance sheet.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables present the selected historical consolidated financial data for ZoomInfo OpCo and its subsidiaries for the periods and the dates indicated. The selected consolidated statements of operations data and selected consolidated statements of cash flows data presented below for the year ended December 31, 2018 and the selected consolidated balance sheet data presented below as of December 31, 2018 have been derived from the consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. The selected historical consolidated financial information of ZoomInfo OpCo as of September 30, 2019 and for the nine months ended September 30, 2018 and 2019 was derived from the unaudited consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. The unaudited consolidated financial statements of ZoomInfo OpCo have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.
The summary historical consolidated financial and other data of ZoomInfo Technologies Inc. has not been presented because ZoomInfo Technologies Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical consolidated financial data below, together with our audited consolidated financial statements and related notes thereto, the audited consolidated financial statements of Pre-Acquisition ZI and related notes thereto, the audited consolidated financial statements of ZoomInfo Technologies Inc. and related notes thereto, and our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as “Summary—Summary Historical and Pro Forma Financial and Other Data,” “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Statements of Operations Data:
Revenue	$144.3	$103.5	$203.0
Cost of service (1)	30.1	23.0	30.1
Amortization of acquired technology	7.7	5.7	19.6
Gross profit	106.5	74.8	153.3

Operating expenses:
Sales and marketing (1)	42.4	33.1	62.2
Research and development (1)	6.1	4.9	19.1
General and administrative (1)	20.8	17.0	25.6
Amortization of other acquired intangibles	7.0	5.2	12.9
Restructuring and transaction related expenses	3.6	1.6	13.4
Total operating expenses	79.9	61.8	133.2
Income from operations	26.6	13.0	20.1

Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Other (income) expenses, net	(0.1)	(0.1)	(0.2)

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Loss before income taxes	(31.5)	(29.5)	(74.7)

Benefit from income taxes	2.9	1.2	5.8
Net loss	$(28.6)	$(28.3)	$(68.9)
Pro forma:
Net loss and per share information (unaudited)
Provision for income taxes
Net loss
Basic and diluted net loss per share
Weighted average shares outstanding - basic and diluted

Balance Sheet Data (at period end):
Cash and cash equivalents	$9.0		$39.1
Total assets	591.0		1,506.2
Long-term debt (including current portion)	633.7		1,206.7
Total liabilities	705.8		1,519.7
Members’ deficit	(114.8)		(13.5)

Statements of Cash Flows Data:
Net cash provided by operating activities	$43.8	$32.0	$28.5
Net cash used in investing activities	(13.1)	(11.6)	(725.2)
Net cash provided by (used in) financing activities	(29.9)	(24.2)	727.9
__________________

(1)	Includes equity-based compensation expense, as follows:

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Cost of service	$8.3	$7.4	$2.5
Sales and marketing	15.8	14.1	6.0
Research and development	1.1	1.0	0.9
General and administrative	7.5	6.8	3.4
Total equity-based compensation expense	$32.7	$29.3	$12.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as information presented under “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Consolidated Financial Information.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Overview
ZoomInfo is a leading go-to-market intelligence system for sales and marketing teams. Our cloud-based solutions provide highly accurate and comprehensive information on the organizations and professionals they target. This “360-degree view” enables sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time, to hit their number.
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. Henry founded the company to unlock actionable business information and insights to make organizations more successful. Over time, we developed new and innovative methods for gathering and cleansing data and insights using automated processes to scale our capabilities. In February 2019, we acquired Zoom Information, Inc. (“Pre-Acquisition ZI”) and subsequently the combined business has been re-branded as ZoomInfo. Pre-Acquisition ZI developed technologies to gather, parse and match data at massive scale. We combined Pre-Acquisition ZI’s technology with our technology to deliver more value to customers with our combined platform that provides broader coverage and higher-quality insights.
We offer access to our platform on a subscription basis and we generate substantially all of our revenue from sales of subscriptions, which accounted for 99% of revenue for the nine months ended September 30, 2019. Our subscription fees include the use of our platform and access to customer support. Subscriptions generally range from one to three years with over 25% of our ACV being under multi-year agreements. We typically bill our customers at the beginning of each annual or quarterly period and recognize revenue ratably over the term of the subscription period.
We sell our ZoomInfo powered by DiscoverOrg platform to both new and existing customers. Some existing customers continue to renew their subscriptions to pre-acquisition versions of the Pre-Acquisition ZI and DiscoverOrg solutions. We price our subscriptions based on the functionality, users and records under management that are included in each product edition. Our paid product editions are Elite, Advanced, and Professional, and we have a free Community Edition.
Our software, insights, and data enable over 13,000 companies to sell and market more effectively and efficiently. Our customers operate in almost every industry vertical, including software, business services, manufacturing, telecommunications, financial services and insurance, retail, media and internet, transportation, education, hospitality, healthcare, and real estate, and range from the largest global enterprises, to mid-market companies, down to SMBs. As of September 30, 2019, over 500 of our customers spent more than $100,000 in ACV. Our net annual retention rate was 102% in 2018. For the nine months ended September 30, 2019, no single customer contributed more than 1% of revenue. We generate less than 10% of revenue from customers outside the United States.
To address our market opportunity, we have built and continue to tune our efficient go-to-market engine. We have integrated our insights and data into an automated engine with defined processes and specialized roles in order to market and sell our services. We are constantly improving the effectiveness of our engine in order to identify and close more business.
We have experienced rapid organic and acquisition-driven growth. We and Pre-Acquisition ZI generated revenue of $144.3 million and $72.5 million in 2018, respectively. We and Pre-Acquisition ZI generated revenue of $103.5 million and $45.7 million for the nine months ended September 30, 2018, respectively, and $203.0 million for the nine months ended September 30, 2019 and $9.7 million for the one month ended January 31, 2019, respectively.
In addition to our consolidated GAAP financial measures, we review various non-GAAP financial measures, including Acquisition Adjusted Revenue, Adjusted Operating Income and Adjusted Operating Income Margin. See “—Non-GAAP Financial Measures.” We generated Acquisition Adjusted Revenue of $240.7 million in 2018. For the nine months ended September 30, 2019, we generated Acquisition Adjusted Revenue of $239.3 million, compared to $172.6 million in the nine months ended September 30, 2018. Our Adjusted Operating Income was $83.7 million in 2018. For the nine months ended September 30, 2019, our Adjusted Operating Income was $119.4 million, compared to $60.1 million in the nine months ended September 30, 2018. Our Adjusted Operating Income Margin was 57% in 2018. For the nine months ended September 30, 2019, our Adjusted Operating Income Margin was 52%, compared to 57% in the nine months ended September 30, 2018. The Acquisition Adjusted Revenue numbers include the impact of activity from Pre-Acquisition ZI and other acquisitions in 2018 and for the one month pre-acquisition in 2019. The Adjusted Operating Income and Adjusted Operating Margin do not include any impact of activities from acquired entities before their acquisitions.
Reorganization Transactions
ZoomInfo Technologies Inc. was incorporated in November 2019 and, pursuant to a reorganization into a holding corporation structure, will become a holding corporation the principal asset of which will be a controlling interest in ZoomInfo OpCo. As the sole managing member of ZoomInfo OpCo, ZoomInfo Technologies Inc. will operate and control the business and affairs of ZoomInfo OpCo and its subsidiaries. ZoomInfo Technologies Inc. will consolidate ZoomInfo OpCo in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Pre-IPO LLC Unitholders in our consolidated financial statements.
Prior to the consummation of this offering, we will execute several reorganization transactions described under “Organizational Structure—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo,” as a result of which the limited liability company agreement of ZoomInfo OpCo will be amended and restated to, among other things, reclassify its outstanding limited liability company units into a single new class of units that we refer to as “LLC Units.” Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, ZoomInfo Technologies Inc. will be the sole managing member of ZoomInfo OpCo.
We and the Pre-IPO LLC Unitholders will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their LLC Units for shares of our Class A common stock on a          basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Organizational Structure” and “Certain Relationships and Related Person Transactions.”
Following this offering, the Pre-IPO LLC Unitholders that held voting units before the Offering Transactions and that continue to hold LLC Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to          the aggregate number of LLC Units of ZoomInfo OpCo held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Key Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including the following:
Continuing to Acquire New Customers
We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth prospects will depend in part on our ability to attract new customers. Additionally, acquiring new customers strengthens the power of our contributory network. We will need to continue to invest in our efficient go-to-market effort to acquire new customers. As of September 30, 2019, we had over 13,000 customers. We define a customer as a company that maintains one or more active paid subscriptions to our platform.
Deliver Additional High-Value Solutions to Our Existing Customers
Many of our customers purchase additional high-value solutions as they expand their use of our platform. Customers add additional services and/or upgrade their platform. We believe there is a significant opportunity for expansion with our existing customers through additional solutions.
Expanding Relationships with Existing Customers
Many of our customers increase spending with us by adding users as they increase their use of our platform. Several of our largest customers have expanded the deployment of our platform across their organizations following their initial deployment. We believe there is a significant opportunity to add additional users within our existing customers.
Our ability to expand relationships with existing customers is demonstrated by our net annual retention rate. Our net annual retention rates for the years ended December 31, 2018 and 2019 were 102% and        %, respectively. We define annual net revenue retention as the total ACV generated by our customers and customers of Pre-Acquisition ZI at the end of the year divided by the ACV generated by the same group of customers in the end of the prior year. We believe that our ability to retain and grow the subscription revenue generated from our existing customers is an indicator of the long-term value of our customer relationships.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures are useful in evaluating our operating performance. These measures include, but are not limited to, Acquisition Adjusted Revenue, Adjusted Operating Income, Adjusted Operating Income Margin and Adjusted EBITDA, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.
Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.
Acquisition Adjusted Revenue
We define Acquisition Adjusted Revenue as revenue plus (i) revenue recorded by acquired companies prior to our acquisitions of them and (ii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. Management uses this measure to evaluate organic revenue growth period over period, without the impact of acquisitions or adjustments due to purchase accounting. We believe this measure is useful to investors because it illustrates the trends in our organic revenue growth and allows investors to analyze revenue on the same basis as management.

The following table presents a reconciliation of Acquisition Adjusted Revenue for the periods presented:

	Year Ended December 31,	Nine Months Ended September 30,		Pro Forma
($ in millions)	2018	2018	2019
Revenue	$144.3	$103.5	$203.0	$
Impact of fair value adjustments to acquired unearned revenue(a)	2.9	2.6	26.5
Pre-Acquisition ZI revenue(b)	72.5	45.7	9.7
Impact of fair value adjustments to acquired unearned revenue recorded by Pre-Acquisition ZI(c)	14.6	14.3	0.1
Pre-acquisition revenue of other acquired companies(d)	6.5	6.5	—
Acquisition Adjusted Revenue	$240.7	$172.6	$239.3	$
Growth			39%
__________________

(a)
Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company.  These adjustments represent revenue that would have been recognized by such acquired companies under GAAP in the relevant period presented as if the acquisitions had not occurred but were not recognized due to the impact of purchase accounting adjustments.

(b)	Figures include revenue recognized by Pre-Acquisition ZI for the periods prior to our acquisition of Pre-Acquisition ZI.

(c)
Primarily represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by a predecessor entity, prior to the acquisition of that predecessor entity by Pre-Acquisition ZI. This adjustment represents revenue that would have been recognized by the predecessor entity in the periods presented if the acquisition had not occurred but were not recognized due to purchase accounting adjustments.

(d)
We acquired the assets of Metrics Delivered LLC in September 2018. Additionally, Pre-Acquisition ZI acquired Datanyze, Inc. and Datanyze Rus, LLC in September 2018. Figures include revenue recognized by these entities for the periods presented prior to their respective acquisitions.

Acquisition Adjusted Revenue for the nine months ended September 30, 2019 was $239.3 million, which represented growth of $66.7 million, or 39%, relative to the nine months ended September 30, 2018. We consider this to be our organic growth, representative of the growth we would have had as if we had operated as a combined company from January 1, 2018. This growth was primarily attributed to sales to new customers in 2018 and 2019, as well as additional sales to existing customers that were partially offset by cancellations.

Adjusted Operating Income and Adjusted Operating Income Margin
We define Adjusted Operating Income as income from operations plus (i) impact of fair value adjustments to acquired unearned revenue, (ii) amortization of acquired technology and other acquired intangibles, (iii) equity-based compensation, (iv) restructuring and transaction-related expenses, and (v) integration costs and transaction-related compensation. We exclude equity-based compensation, which is a non-cash expense, from Adjusted Operating Income because we believe that excluding this item provides meaningful supplemental information regarding operational performance. We exclude amortization of acquired technology and other acquired intangibles and impacts of fair value adjustments to acquired unearned revenue, which are non-cash expenses related to business combinations, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation, because such expenses have no direct correlation to the cost of operating our business on an ongoing basis.

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Net loss	$(28.6)	$(28.3)	$(68.9)
Provision for taxes	(2.9)	(1.2)	(5.8)
Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Other (income) expense, net(a)	(0.1)	(0.1)	(0.2)
Income from operations	26.6	13.0	20.1
Impact of fair value adjustments to acquired unearned revenue(b)	2.9	2.6	26.5
Amortization of acquired technology	7.7	5.7	19.6
Amortization of other acquired intangibles	7.0	5.2	12.9
Equity-based compensation	32.7	29.3	12.8
Restructuring and transaction-related expenses(c)	3.6	1.6	13.4
Integration costs and transaction-related compensation(d)	3.2	2.9	14.3
Adjusted Operating Income	$83.7	$60.1	$119.4
__________________

(a)	Primarily represents foreign exchange remeasurement gains and losses.

(b)
Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company.  These adjustments represent revenue that would have been recognized by such acquired companies under GAAP in the relevant period presented as if the acquisitions had not occurred but were not recognized due to the impact of purchase accounting adjustments.

(c)
Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exist or disposal costs. For the nine months ended September 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the nine months ended September 30, 2018, this expense related primarily to Carlyle’s investment in us.

(d)
Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the nine months ended September 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our unaudited consolidated financial statement included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense related to retention awards grants from our prior acquisitions of RainKing and NeverBounce. For the nine months ended September 30, 2019, these expenses related primarily to retention awards related to our acquisition of RainKing and transaction bonuses related to Carlyle’s investment in us.

We define Adjusted Operating Income Margin as Adjusted Operating Income divided by the sum of revenue and the amortization of the impact of fair value adjustments to acquired unearned revenue.

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Adjusted Operating Income	$83.7	$60.1	$119.4

Revenue	144.3	103.5	203.0
Impact of fair value adjustments to acquired unearned revenue	2.9	2.6	26.5
Revenue for adjusted operating margin calculation	147.1	106.0	229.5
Adjusted Operating Income Margin	57%	57%	52%
Adjusted Operating Income for the nine months ended September 2019 was $119.4 million and represented an Adjusted Operating Margin of 52%. Adjusted Operating Income for the nine months ended September 2018 was $60.1 million and represented an Adjusted Operating Margin of 57%. Growth in Adjusted Operating Income in the nine months ended September 2019 relative to the nine months ended September 2018 was an increase of $59.3 million, or 99%, and driven primarily from the growth in revenue that resulted from the acquisition of Pre-Acquisition ZI and additional customers in 2018 and 2019. Adjusted Operating Margin decreased to 52% in the nine months ended September 30, 2019 from 57% in the nine months ended September 30, 2018 due the lower margin profile of the Pre-Acquisition ZI business, and investment to drive revenue growth.
Adjusted EBITDA
EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation and amortization. Management further adjusts EBITDA to exclude certain items of a significant or unusual nature, including other (income) expense, net, impact of fair value adjustments to acquired unearned revenue, equity-based compensation, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation. This measure is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance.

The following table presents a reconciliation of net loss to Adjusted EBITDA for the periods presented:

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Net loss	$(28.6)	$(28.3)	$(68.9)
Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Provision for taxes	(2.9)	(1.2)	(5.8)
Depreciation and amortization	2.6	1.9	4.1
Amortization of acquired technology	7.7	5.7	19.6
Amortization of other acquired intangibles	7.0	5.2	12.9
EBITDA	44.0	25.8	57.0
Other (income) expense, net(a)	(0.1)	(0.1)	(0.2)
Impact of fair value adjustments to acquired unearned revenue(b)	2.9	2.6	26.5
Equity compensation	32.7	29.3	12.8
Restructuring and transaction-related expenses(c)	3.6	1.6	13.4
Integration costs and transaction-related compensation(d)	3.2	2.9	14.3
Adjusted EBITDA	$86.2	$62.0	$123.6
__________________

(a)	Primarily represents foreign exchange remeasurement gains and losses.

(b)
Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company prior to its acquisition.  These adjustments represent revenue that would have been recognized by such acquired companies under GAAP in the relevant period presented if the acquisitions had not occurred but were not recognized due to the impact of purchase accounting adjustments.

(c)
Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exist or disposal costs. For the nine months ended September 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the nine months ended September 30, 2018, this expense related primarily to Carlyle’s investment in us.

(d)
Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the nine months ended September 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our unaudited consolidated financial statement included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense related to retention awards grants from our prior acquisitions of RainKing and NeverBounce. For the nine months ended September 30, 2019, these expenses related primarily to retention awards related to our acquisition of RainKing and transaction bonuses related to Carlyle’s investment in us.

Adjusted EBITDA for the nine months ended September 30, 2019 was $123.6 million, an increase of $61.6 million, or 99%, relative to the nine months ended September 30, 2018. This growth was driven primarily from the growth in revenue that resulted from the acquisition of Pre-Acquisition ZI and additional customers in 2018 and 2019.
Factors Affecting the Comparability of Our Results of Operations
As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.
Impact of the Reorganization Transactions
ZoomInfo Technologies Inc. is a corporation for U.S. federal and state income tax purposes. Our accounting predecessor, ZoomInfo OpCo, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this prospectus do not include any provision for U.S. federal income tax. Following this offering, ZoomInfo Technologies Inc. will pay U.S. federal and state income taxes as a corporation on its share of our taxable income.
The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ZoomInfo OpCo, the accounting predecessor.
In addition, in connection with the Reorganization Transactions and this offering we will enter into the Tax Receivable Agreement as described under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”
Impact of the Zoom Information Acquisition
On February 1, 2019, we acquired, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, 100% of the stock of Pre-Acquisition ZI for $749.2 million, net of cash acquired. Pre-Acquisition ZI was a leading provider of company and contact information to sales and marketing professionals.
The Zoom Information Acquisition qualifies as a business combination and was accounted for such. We included the financial results of Pre-Acquisition ZI in the consolidated financial statements of ZoomInfo OpCo from the date of the Zoom Information Acquisition. Accordingly, the financial statements for the period prior to the Zoom Information Acquisition may not be comparable to those of the period after the Zoom Information Acquisition.
In connection with the Zoom Information Acquisition, ZoomInfo OpCo entered into a $865.0 million first lien term loan facility, a $100.0 million undrawn first lien revolving credit facility and a $370.0 million second lien term loan facility and issued $207 million of Series A Preferred equity units. In addition to funding the Zoom Information Acquisition, the additional proceeds from such facilities were used to repay existing debt.
We incurred approximately $2.7 million of transactions costs related to the Zoom Information Acquisition. We incurred $28.4 million related to the secured credit facilities, which was accounted for as a debt discount. We also incurred $0.6 million in transaction costs associated with issuing the new Series A Preferred units, which were issued at a 3% discount, which transaction costs will be deducted from the proceeds received from the units.
The initial accounting for the Pre-Acquisition ZI business combination is incomplete at this time and the fair values of assets acquired and liabilities assumed may be subject to change as additional information is received.
Revenue Recognition
We adopted ASC Topic 606, effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017. See Note 2 – Basis of Presentation and Summary of Significant Accounting Policies within our consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus for additional information.
Pre-Acquisition ZI adopted ASC Topic 606 effective January 1, 2019, using the modified retrospective method of adoption. Results for Pre-Acquisition ZI beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be presented in accordance with their historic accounting under ASC Topic 605, Revenue Recognition. We believe that the revenue presented for Pre-Acquisition ZI in 2018 would not have materially changed had Pre-Acquisition ZI used the full retrospective method of adoption for Topic 606 and restated its 2018 revenue figures. See Note 2 – Basis of Presentation and Summary of Significant Accounting Policies within the consolidated financial statements of Pre-Acquisition ZI included elsewhere in this prospectus for additional information.

Components of Our Results of Operations
Revenue
We derive 99% of our revenue from subscription services and the remainder from recurring usage-based services. Our subscription services consist of our SaaS applications. Pricing of our subscription contracts are generally based on the functionality provided, number of users that access our applications and add-on functionality that is provided. Our subscriptions contracts typically have a term of one to three years and are non-cancellable. We typically bill for services in advance either annually or quarterly.
Cost of Service
Cost of Service, excluding amortization of acquired technology. Cost of service, excluding amortization of acquired technology includes direct expenses related to the support and operations of our SaaS services and research teams, including salaries, benefits, equity-based compensation and related expenses, such as employer taxes, allocated overhead for facilities, IT, third-party hosting fees, third-party data costs and amortization of internally developed capitalized software.
Amortization of acquired technology. Amortization of acquired technology includes amortization expense for technology acquired in business combinations.
Gross Profit and Gross Margin
Gross profit is revenue less cost of service, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including leveraging economies of scale, the costs associated with third-party hosting services and third-party data and the extent to which we expand our customer support and research organizations. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.
Operating Expenses
Our operating expenses consist of sales and marketing, research and development, general and administrative, restructuring and transaction expenses and amortization of acquired intangibles. The most significant component of our operating expenses is personnel costs, which consists of salaries, bonuses, sales commissions, stock-based compensation and other employee-related benefits. Operating expenses also include overhead costs for facilities, technology, professional fees, depreciation expense and marketing.
Sales and marketing. Sales and market expenses primarily consists of employee compensation such as salaries, bonuses, sales commissions, stock-based compensation and other employee-related benefits for our sales and marketing teams, as well as overhead costs, technology and marketing programs. Sales commissions and related payroll taxes directly related to contract acquisition are capitalized and recognized as expenses over the estimated period of benefit. We intend to continue to invest in our sales organization in the future and therefore expect our sales and marketing expenses to increase as we hire additional sales and marketing personnel and invest in marketing programs.
Research and development. Research and development expenses support our efforts to enhance our existing platform and develop new software products. Research and development expenses primarily consists of employee compensation such as salaries, bonuses, stock-based compensation and other employee-related benefits for our engineering and product management teams, as well as overhead costs. We believe that our core technologies and ongoing innovation represent a significant competitive advantage for us, and we expect our research and development expenses to continue to increase as we invest in research and development resources to further strengthen and enhance our solutions.
General and administrative. General and administrative expenses primarily consists of employee-related costs such as salaries, bonuses, stock-based compensation and other employee related benefits for our executive, finance, legal, human resources, IT and business operations and administrative teams, as well as overhead costs. Additionally, we incur expenses for professional fees including legal services, accounting and other consulting services, including those associated with preparing for our initial public offering. We expect our general and administrative expenses to continue to increase due to our growing operations and being a public company, including higher legal, corporate insurance and accounting expenses.
Amortization of other acquired intangibles. Amortization of acquired intangibles primarily consists of amortization of customer relationships and tradenames and brand portfolios.
Restructuring and transaction expenses. Restructuring and transaction expenses primarily consists of various restructuring and acquisition activities we have undertaken to achieve strategic or financial objectives. Restructuring and acquisition activities include, but are not limited to, consolidation of offices and responsibilities, office relocation, administrative cost structure realignment and acquisition-related professional services fees.
Interest Expense, Net
Interest expense represents the interest payable on our debt obligations, the amortization of debt discounts and debt issuance costs less interest income.
Loss on Debt Extinguishment
Loss on debt extinguishment consists of prepayment penalties and impairment of deferred financing costs associated with the extinguishment of debt.
Other (Income) Expense, Net
Other (income) expense, net consists primarily of foreign currency realized and unrealized gains and losses related to the impact of transactions denominated in a foreign currency.
Benefit from Income Taxes
ZoomInfo OpCo is currently treated as a pass-through entity for U.S. federal income tax purposes and most applicable state and local income tax purposes. Benefit from income tax (expense), deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid by our corporate subsidiaries, and to the extent paid directly by our limited liability companies and partnerships that are treated as partnerships for tax purposes, our partnerships. Our corporate subsidiaries are subject to income taxes in both the United States and foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax expense. See Note 2 – Basis of Presentation and Summary of Significant Accounting Policies within our consolidated financial statements included elsewhere in this prospectus for additional information.
After consummation of this offering, ZoomInfo Technologies Inc. will become subject to U.S. federal income taxes with respect to our allocable share of any U.S. taxable income of ZoomInfo OpCo and we will be taxed at the prevailing corporate tax rates. We will be treated as a U.S. corporation for U.S. federal, state and local income tax purposes. Accordingly, a provision for income taxes will be recorded for the anticipated tax consequences of our reported results of operations for federal income taxes. In addition to tax expenses, we also will incur expenses related to our operations, as well as payments under the tax receivable agreement, which we expect to be significant. We intend to cause ZoomInfo OpCo to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the tax receivable agreement. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.” However, our ability to make such distributions may be limited due to, among other things, restrictive covenants in our secured credit facilities. See “Risk Factors—Risks Related to Our Organizational Structure—ZoomInfo Technologies Inc. is a holding company and its only material asset immediately after completion of this offering will be its interest in ZoomInfo OpCo, and it is accordingly dependent upon distributions from ZoomInfo OpCo to pay taxes, make payments under the tax receivable agreement or pay dividends.”

Results of Operations
The following table presents our results of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Revenue	$144.3	$103.5	$203.0

Cost of service:
Cost of service(1)	30.1	23.0	30.1
Amortization of acquired technology	7.7	5.7	19.6
Gross profit	106.5	74.8	153.3

Operating expenses:
Sales and marketing(1)	42.4	33.1	62.2
Research and development(1)	6.1	4.9	19.1
General and administrative(1)	20.8	17.0	25.6
Amortization of other acquired intangibles	7.0	5.2	12.9
Restructuring and transaction-related expenses	3.6	1.6	13.4
Total operating expenses	79.9	61.8	133.2
Income from operations	26.6	13.0	20.1

Interest expense, net	58.2	42.6	76.8
Loss on debt extinguishment	—	—	18.2
Other (income) expense, net	(0.1)	(0.1)	(0.2)
Loss before income taxes	(31.5)	(29.5)	(74.7)
Benefit from income taxes	2.9	1.2	5.8
Net loss	$(28.6)	$(28.3)	$(68.9)
__________________

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Cost of service	$8.3	$7.4	$2.5
Sales and marketing	15.8	14.1	6.0
Research and development	1.1	1.0	0.9
General and administrative	7.5	6.8	3.4
Total equity-based compensation expense	$32.7	$29.3	$12.8
Nine Months Ended September 30, 2019 and Nine Months Ended September 30, 2018
Revenue. Revenue was $203.0 million for the nine months ended September 30, 2019, an increase of $99.6 million, or 96%, as compared to $103.5 million for the nine months ended September 30, 2018. This increase was primarily due to the acquisitions of Pre-Acquisition ZI and NeverBounce, as well as the organic addition of new customers and net expansion with existing customers. Excluding the impact of the customers acquired in the purchases of Pre-Acquisition ZI and NeverBounce, revenue increased by $38.0 million.
Cost of Service. Cost of service was $49.7 million for the nine months ended September 30, 2019, an increase of $21.0 million, or 73%, as compared to $28.7 million for the nine months ended September 30, 2018. The increase was primarily due to additional amortization of acquired technology that arose from the acquisition of Pre-Acquisition ZI and additional headcount and hosting expense to support the acquired and new customers.
Operating Expenses. Operating expenses were $133.2 million for the nine months ended September 30, 2019, an increase of $71.4 million, or 116%, as compared to $61.8 million for the nine months ended September 30, 2018. The increase was primarily due to:

•
an increase in sales and marketing expense by $29.1 million, or 88%, to $62.2 million for the nine months ended September 30, 2019, due primarily to additional sales and marketing resources added through the acquisition and additional hiring to drive continued incremental sales;

•
an increase in research and development expense by $14.2 million, or 289%, to $19.1 million for the nine months ended September 30, 2019, due primarily to additional engineering and product management resources added through the acquisition of Pre-Acquisition ZI;

•
an increase in general and administrative expense by $8.7 million, or 51%, to $25.6 million for the nine months ended September 30, 2019, due primarily to additional resources added through the acquisition of Pre-Acquisition ZI and additional hiring to support the larger organization;

•
an increase in amortization of acquired intangibles expense by $7.7 million, or 148%, to $12.9 million for the nine months ended September 30, 2019, due to additional amortization expense related to intangible assets acquired in purchase of Pre-Acquisition ZI; and

•
an increase in restructuring and transaction expenses expense by $11.8 million or 753%, to $13.4 million for the nine months ended September 30, 2019, due to expenses incurred in completing the acquisition of Pre-Acquisition ZI and restructuring activities undertaken as part of and after the acquisition to rationalize certain research, engineering and general and administrative activities, offset by restructuring and transaction-related expenses in the nine months ended September 30, 2018 related to the investment in DiscoverOrg Holdings, LLC by Carlyle and the NeverBounce acquisition that did not recur;

Interest Expense, net. Interest expense, net was $76.8 million for the nine months ended September 30, 2019, an increase of $34.3 million, or 80%, as compared to $42.6 million for the nine months ended September 30, 2018. The increase was primarily due to additional debt that we incurred to partially fund the acquisition of Pre-Acquisition ZI.
Other (Income) Expense, net. Other income, net was $0.2 million for the nine months ended September 30, 2019, an increase of $0.1 million, or 73%, as compared to $0.1 million for the nine months ended September 30, 2018. The increase was primarily due to additional interest income earned on higher cash balances.
Benefit from Income Tax. Benefit from income tax was $5.8 million for the nine months ended September 30, 2019, an increase of $4.7 million, or 391%, as compared to $1.2 million for the nine months ended September 30, 2018. The increase was primarily due to greater losses before tax.
Year Ended December 31, 2018
Revenue. Revenue was $144.3 million for the year ended December 31, 2018.
Cost of Service. Cost of service was $37.8 million for the year ended December 31, 2018, primarily reflecting the expense required to support our services and database.

Operating Expenses. Operating expenses was $79.9 million for the year ended December 31, 2018, primarily reflecting the following:

•	Sales and marketing: $42.4 million for the year ended December 31, 2018, which were primarily comprised of the expense for selling new customers and upgrading and renewing existing customers;

•
Research and development: $6.1 million for the year ended December 31, 2018, which were primarily comprised of the expense related to developing new functionality for and supporting our platform and data engine;

•	General and administrative: $20.8 million for the year ended December 31, 2018, which were primarily comprised of the expenses to support the operations of the Company;

•	Amortization of acquired intangibles:$7.0 million for the year ended December 31, 2018 , which were primarily comprised of amortization of intangibles acquired through the RainKing acquisition; and

•
Restructuring and transaction expenses: $3.6 million for the year ended December 31, 2018, which were primarily comprised of expenses related to the investment in ZoomInfo OpCo by Carlyle, the NeverBounce acquisition, and the exploration of the Zoom Information Acquisition.

Interest Expense, Net. Interest expense, net was $58.2 million for the year ended December 31, 2018, which were primarily comprised of interest payments related to our previous credit facilities.
Other (Income) Expense, Net. Other income, net was $0.1 million for the year ended December 31, 2018, which were primarily comprised of interest income earned on cash balances.
Benefit from Income Tax. Benefit from income tax was $2.9 million for the year ended December 31, 2018. Results reflect the expected benefit to be realized as a result of operating losses.
Liquidity and Capital Resources
As of September 30, 2019, we had $39.1 million of cash and cash equivalents and $100.0 million available under our revolving credit facility. We have financed our operations primarily through cash generated from operations and financed various acquisitions through debt offerings.
We believe that our cash flows from operations and existing available cash and cash equivalents, together with our other available external financing sources, will be adequate to fund our operating and capital needs for at least the next 12 months. We are currently in compliance with the covenants under the senior credit agreements and we expect to remain in compliance with our covenants.
We generally invoice our subscription customers annually or quarterly in advance of our subscription services. Therefore, a substantial source of our cash is from such prepayments, which are included in our consolidated balance sheet as unearned revenue. Unearned revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of September 30, 2019, we had unearned revenue of $129.2 million, of which $127.0 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.
After completion of this offering, ZoomInfo Technologies Inc. will be a holding company and will have no material assets other than its ownership of LLC Units. ZoomInfo Technologies Inc. has no independent means of generating revenue. ZoomInfo Technologies Inc. intends to cause ZoomInfo OpCo to make distributions to its holders of LLC Units, including ZoomInfo Technologies Inc. and our pre-IPO owners, in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of ZoomInfo OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. In addition, the terms of our financing arrangements, including the senior credit facilities, contain covenants that may restrict ZoomInfo OpCo and its subsidiaries from paying such distributions, subject to certain exceptions. Further, ZoomInfo OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo. See “Dividend Policy” and “Risk Factors—Risks Related to Our Organizational Structure—ZoomInfo Technologies Inc. is a holding company and its only material asset after completion of this offering will be its interest in ZoomInfo OpCo, and it is accordingly dependent upon distributions from ZoomInfo OpCo to pay taxes, make payments under the tax receivable agreement and pay dividends.”
Our cash flows from operations, borrowing availability and overall liquidity are subject to risks and uncertainties. We may not be able to obtain additional liquidity on reasonable terms, or at all. In addition, our liquidity and our ability to meet our obligations and to fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. Accordingly, our business may not generate sufficient cash flow from operations and future borrowings may not be available from additional indebtedness or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution. See “Risk Factors.”
Historical Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Net cash provided by (used in) operating activities	$43.8	$32.0	$28.5
Net cash provided by (used in) investing activities	(13.1)	(11.6)	(725.2)
Net cash provided by (used in) financing activities	(29.9)	(24.2)	727.9
Net increase (decrease) in cash and cash equivalents	$0.8	$(3.8)	$31.2
Cash Flows from (used in) Operating Activities
Net cash provided by operations was $28.5 million for the nine months ended September 30, 2019 as a result of net loss of $68.9 million, adjusted by non-cash charges of $62.2 million and a change of $35.2 million in our operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $36.6 million, equity-based compensation of $12.8 million, and loss on debt extinguishment of $9.4 million. The change in operating assets and liabilities was primarily the result of an increase in unearned revenue of $44.0 million due to the timing of billings and cash received in advance of revenue recognition for subscription services, and an increase in accrued expenses and other liabilities of $15.3 million, partially offset by an increase in deferred costs and other assets of $14.9 million.
Net cash provided by operations was $32.0 million for the nine months ended September 30, 2018 as a result of net loss of $28.3 million, adjusted by non-cash charges of $55.6 million and a change of $4.7 million in our operating assets and liabilities. The non-cash charges are primarily comprised of $29.3 million in equity-based compensation, $12.8 million in depreciation and amortization, and $11.9 million in paid-in-kind accrued interest. The change in operating assets and liabilities was primarily the result of an increase in unearned revenue of $9.1 million, partially offset by an increase in deferred costs and other assets of $2.3 million and a decrease of $2.4 million in accrued expenses and other liabilities.
Net cash provided by operations was $43.8 million for the year ended December 31, 2018 as a result of net loss of $28.6 million, adjusted by non-cash charges of $67.3 million and a change of $5.1 million in our operating assets and liabilities. The non-cash charges are primarily comprised of $32.7 million in equity-based compensation, $17.3 million in depreciation and amortization, and $16.4 million in paid-in-kind accrued interest. The change in operating assets and liabilities was primarily the result of an increase in unearned revenue of $15.0 million, partially offset by an increase of $8.9 million in accounts receivable and an increase in deferred costs and other assets of $3.3 million.

Our cash flows from operating activities are impacted by certain non-recurring activities, such as acquisitions and reorganizations, as well as cash interest expense, and do not reflect capital expenditures related to purchases of property and equipment and other assets that support the ongoing operations of the business. In order to evaluate cash generated through the normal operating activities prior to servicing our debt, as our debt capital structure changes over time, management analyzes cash flows from operating activities less purchases of property and equipment and other assets, plus restructuring and transaction expenses, integration costs and transaction-related compensation, and interest paid in cash. We believe understanding cash flows without the impact of these items provides management and investors with useful additional information about the cash flow potential of our business operations. Additionally, this calculation allows our results to be more easily compared to results of other companies that have different financing and capital structures. However, this should not be an alternative to cash flow from operating activities as an indication of our liquidity. Given our debt obligation, it also does not represent residual cash flow available for discretionary expenses.

	Year Ended December 31,	Nine Months Ended September 30,
($ in millions)	2018	2018	2019
Net cash from operating activities	43.8	32.0	28.5
Purchases of property and equipment and other assets	(4.6)	(3.1)	(9.2)
Restructuring and transaction-related expenses(a)	3.6	1.6	13.4
Integration costs and transaction-related compensation(b)	3.2	2.9	14.3
Cash interest expense	40.2	29.2	70.5
	$86.2	$62.5	$117.4
__________________

(a)
Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exist or disposal costs. For the nine months ended September 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the nine months ended September 30, 2018, this expense related primarily to Carlyle’s investment in us.

(b)
Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the nine months ended September 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our unaudited consolidated financial statement included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense related to retention awards grants from our prior acquisitions of RainKing and NeverBounce. For the nine months ended September 30, 2019, these expenses related primarily to retention awards related to our acquisition of RainKing and transaction bonuses related to Carlyle’s investment in us.

Cash Flows from (used in) Investing Activities
Cash used in investing activities during the nine months ended September 30, 2019 was $725.2 million, primarily as a result of the acquisition of Pre-Acquisition ZI of $716.0 million and purchases of property and equipment and other assets of $9.2 million.
Cash used in investing activities during the nine months ended September 30, 2018 was $11.6 million, primarily as a result of the acquisition of NeverBounce of $8.5 million and purchases of property and equipment and other assets of $3.1 million.
Cash used in investing activities during the year ended December 31, 2018 was $13.1 million, primarily as a result of the acquisition of NeverBounce of $8.5 million and purchases of property and equipment and other assets of $4.6 million.
Cash Flows from (used in) Financing Activities
Cash provided from financing activities during the nine months ended September 30, 2019 was $727.9 million, primarily as a result of the issuance of new debt of $1.2 billion and preferred equity issuance of $200.2 million, partially offset by payments on long-term debt of $647.7 million, the payment of debt issuance costs of $16.7 million, and distributions to equity partners of $16.5 million.

Cash used in financing activities during the nine months ended September 30, 2018 was $24.2 million, primarily as a result of distributions to equity partners of $93.4 million partially offset by proceeds from the issuance of new debt of $67.3 million.
Cash used in financing activities during the year ended December 31, 2018 was $29.9 million, primarily as a result of distributions to equity partners of $93.4 million partially offset by the issuance of new debt of $67.3 million.
Refer to Note 7 of our consolidated financial statements and Note 7 of our unaudited consolidated financial statements included elsewhere in this prospectus for additional information related to each of our borrowings.
Debt Obligations
In connection with the Zoom Information Acquisition, we repaid our previously outstanding $631.8 million debt on February 1, 2019 and entered into a new first lien credit agreement and a new second lien credit agreement. Our borrowings under the first lien credit agreement consist of $865.0 million initial term loans, maturing February 1, 2026, and a $100.0 million revolving credit facility, maturing February 1, 2024. The second lien credit agreement provides for $370.0 million initial term loan facility that matures on February 1, 2027. As of September 30, 2019, we had $860.7 million outstanding under our first lien credit agreement and $370.0 million outstanding under our second lien credit agreement, and our revolving credit facility was undrawn.
The first lien terms loans bear interest, at our election, at either 3.50% over a “base rate” (as defined below) or 4.50% over an adjusted London Interbank Offered Rate (“adjusted LIBOR rate”). The second lien term loans bear interest, at our election, at either 7.50% over the base rate or 8.50% over an adjusted LIBOR rate. In both the first lien and second lien credit agreements, the base rate is determined by reference to the highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate,” (iii) 1.00% above the adjusted LIBOR rate for dollar deposits with a one-month term commencing that date and (iv) 1.00% per annum.
The first lien credit agreement is payable in equal installments of $2.2 million on the last business day of each of our fiscal quarters. Commencing in 2020, we are required to prepay an amount equal to 50% of the preceding fiscal year’s excess cash flow, as defined in the first lien credit agreement. The required prepayment is reduced to 25% of the preceding year’s excess cash flow if our consolidated first lien net leverage ratio is less than or equal to 4.40 to 1.00. No prepayment is required if such ratio is less than or equal to 3.90 to 1.00. We have not been required to make a prepayment related to our current first lien credit agreement. Our consolidated first lien net leverage ratio is defined in our first lien credit agreement, and the EBITDA used for that ratio, may differ from Adjusted EBITDA due to certain defined add-backs, including pro forma cost savings from synergies and cash generated from changes in unearned revenue,
No principal payments are required under the second lien credit agreement until all of our obligations under the first lien credit agreement have been discharged.
Amounts borrowed under the revolving credit facility bear interest, at our election, at either 3.50% over the base rate or 4.5% over adjusted LIBOR. These interest rate spreads will decline to 3.25% and 4.25%, respectively, if our consolidated first lien net leverage ratio declines to 4.40 to 1.00 or less. As of September 30, 2019, we had outstanding revolving loan obligation. Our first lien credit agreement also provides that, if aggregate borrowings under our revolving credit facility exceed 35% of the total revolving commitment, our consolidated first lien net leverage ratio may not, on the last day of the applicable measurement period, exceed 7.65 to 1.00.
The first lien and second lien credit agreements contain covenants that, among other things, limit our ability to incur additional debt, create liens against our assets, make acquisitions, pay dividends or distributions on our stock, merge or consolidate with another entity and transfer or sell assets. For a further description of our credit agreements, see “Description of Certain Indebtedness.”
The preferred equity has preference with respect to cash flows generated by DiscoverOrg and will receive proceeds from future distributions on a preferential basis for the value of the preferred plus an annual rate of 15%.

Capital Expenditures
Capital expenditures increased by $6.1 million, or 197%, to $9.2 million in the nine months ended September 30, 2019 compared to nine months ended September 30, 2018. The increase reflects increased capital expenditures to support the larger company and greater capitalization of internal development costs.
Tax Receivable Agreement
Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by ZoomInfo Technologies Inc. to such pre-IPO owners of 85% of the benefits, if any, that ZoomInfo Technologies Inc. is deemed to realize as a result of (i) ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of ZoomInfo Technologies Inc. as a result of sales or exchanges of LLC Units for shares of Class A common stock after this offering, and (iii) ZoomInfo Technologies Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and certain other tax benefits, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) ZoomInfo Technologies Inc.’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that ZoomInfo Technologies Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering and the increase in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of LLC Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The payment obligation under the tax receivable agreement is an obligation of ZoomInfo Technologies Inc. and not of ZoomInfo OpCo. ZoomInfo Technologies Inc. expects to benefit from the remaining 15% of realized cash tax benefits. For purposes of the tax receivable agreement, the realized cash tax benefits will be computed by comparing the actual income tax liability of ZoomInfo Technologies Inc. (calculated with certain assumptions) to the amount of such taxes that ZoomInfo Technologies Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of ZoomInfo Technologies Inc. as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had ZoomInfo Technologies Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) ZoomInfo Technologies Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement, (ii) ZoomInfo Technologies Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if ZoomInfo Technologies Inc. had exercised its right to terminate the tax receivable agreement or (iii) there is a change of control of ZoomInfo Technologies Inc., in which case the pre-IPO owners may elect to receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The amount of existing tax basis and the anticipated tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of tax attributes and the amount and timing of our income.
We expect that as a result of the size of ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, the increase in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of ZoomInfo Technologies Inc. upon the exchange of LLC Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that ZoomInfo Technologies Inc. may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO LLC Unitholders exchange their LLC Units for shares of Class A common stock on the date of this offering) is approximately $        . The payments under the tax receivable agreement are not

conditioned upon continued ownership of us by the exchanging holders of LLC Units. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”
Contractual Obligations and Commitments
The following table summarizes our material contractual obligations as of December 31, 2019 and the years in which these obligations are due:

Payments due by Period
($ in millions)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Long-term indebtedness(1)	$	$	$	$	$
Operating leases(2)
Purchase commitments(3)
Deferred or contingent consideration(4)
Total contractual obligations	$	$	$	$	$
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(1)
Includes future principal and cash interest payments on long-term indebtedness through the scheduled maturity dates thereof. Indebtedness and interest rate derivatives are discussed in Note     - Financing Arrangements and Note    - Derivatives, respectively to our audited consolidated financial statements included elsewhere in this prospectus. Interest payments for variable rate debt and the associated interest rate derivatives were calculated using interest rates as of December 31, 2019.

(2)	Represents future payments on existing operating leases and capital leases, including interest expense, through the scheduled expiration dates thereof.

(3)
Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Certain contracts have an automatic renewal clause, if we do not provide written notification of our intent to terminate the contract. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(4)
Includes deferred consideration related to the Zoom Information Acquisition and contingent consideration related to the NeverBounce and Komiko acquisitions. Acquisitions and related deferred or contingent consideration are discussed in Note 4 - Business Combinations to our audit consolidated financial statements included elsewhere in this prospectus. Contingent consideration is estimated in the above amounts.

The amounts included in the table above represent agreements that are enforceable and legally binding; any obligations under contracts that we can cancel without significant penalty are not included here. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. Purchase orders issued in the ordinary course of business are not included in the table above as they represent authorizations to purchase the items rather than binding agreements. However, if such claims arise in the future, they could have a material effect on our financial position, results of operations, and cash flows. The table above does not reflect commitments of an additional $     million related to long-term income taxes payable, as described in Note     - Income Tax Provision in our audited financial statements included elsewhere in this prospectus.
The payments that we may be required to make under the tax receivable agreement that we will enter into prior to the completion of this offering may be significant and are not reflected in the contractual obligations tables set forth above as we are currently unable to estimate the amounts and timing of the payments that may be due thereunder.
Off-Balance Sheet Arrangements
As of September 30, 2019, there were “no off-balance sheet arrangements,” as defined in Item 303(a)(4)(ii) of Regulation S-K.
Critical Accounting Policies and Estimates
We prepare our financial statements in accordance with U.S. GAAP. Our critical accounting policies are those that we believe have the most significant impact to the presentation of our financial position and results of operations and that require the most difficult, subjective or complex judgments. In many cases, the accounting treatment of a transaction is specifically dictated by GAAP with no need for the application of judgment.

In certain circumstances, however, the preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments, and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period.
While our significant accounting policies are more fully described in Note 2 of our consolidated financial statements included elsewhere in this prospectus, we believe the following topics reflect our critical accounting policies and our more significant judgment and estimates used in the preparation of our financial statements.
Revenue Recognition
We derive revenue primarily from subscription services. Our subscription services consist of our SaaS applications and related access to our databases. Subscription contracts are generally based on the number of users that access our applications, the level of functionality that they can access, and the number of datasets that can be accessed. Our subscriptions contracts typically have a term of one to three years and are non-cancellable. We typically bill for services annually in advance or quarterly installment periods.
We analyze contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers, (ii) identification of distinct performance obligations in the contract, (iii) determination of contract transaction price, (iv) allocation of contract transaction price to the performance obligations, and (v) determination of revenue recognition based on the timing of satisfaction of the performance obligation(s).
We generally recognize revenue for subscription contracts on a ratable basis over the contract term, beginning on the date that our service is made available to the customer. Unearned revenue results from amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations.
Effective January 1, 2018, we adopted the requirements of Accounting Standards Updated (“ASU”) No. 2014-09, Revenue from Contracts with Customers, and its subsequent amendments (“ASC 606”) using the full retrospective method of adoption.
Equity-Based Compensation
Equity instruments issued in exchange for services performed by officers, employees, and directors of the Company are accounted for using a fair-value based method and the fair value of such equity instruments are recognized as expense in the consolidated statements of operations. Typically, the Company issues profits interests to employees and officers with a return threshold that is set based on the fair value of the Company, as determined by the Board of Directors.
Equity-based compensation expense is measured at the grant date of the equity-based awards that vest over set time periods. Compensation expense is recognized on a straight-line basis over the requisite services period. For profits interests, fair value is estimated using the Black-Scholes option-pricing model. We determine the assumptions for the option-pricing model as follows:

•
Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the equity grants.

•
Expected term - The expected term represents the period that the equity-based awards are expected to be outstanding. The expected term is determined based on vesting terms, buy-back provisions, and contractual lives.

•	Volatility - The volatility is based on the historical volatility of the stock prices for comparable companies.

•	Dividend yield - The dividend yield is assumed to be zero.
Equity-based compensation that vests based on a performance event, such as a liquidity event, are measured at the date that the performance event is achieved, and compensation expense is recognized on a straight-line basis over any remaining service period. As of January 1, 2019, The Company adopted ASU 2018-07 and accounts for non-employee equity-based compensation in accordance with ASC 505-50-25, “Equity Based Payments to Non-Employees,” which requires the measurement and recognition of compensation expense for all equity-based payment awards made to non-employees based on estimated fair values. Performance vesting programs are primarily payable in cash from an upper-tier holder of Company equity units based on the appreciation of such units. The fair value of these cash-settled incentive units is based on the estimated settlement amount based on the liquidity event.
Accounting for Business Combinations
We allocate the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed, and equity interests issued, after considering any transactions that are separate for the business combination. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and contingent liabilities. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates.
The estimates are inherently uncertain and subject to refinement during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.
In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We re-evaluate these items based upon the facts and circumstances that existed as of the acquisition date, with any adjustments to our preliminary estimates being recorded to goodwill, provided that the timing is within the measurement period. Subsequent to the measurement period, changes to uncertain tax positions and tax related valuation allowances will be recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized, but instead is assigned to each of the Company’s reporting units and is tested for impairment at least annually or when events and circumstances that fair value of a reporting unit may be below its carrying value. DiscoverOrg has one reporting unit.
We first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment, we perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including the discount rate, growth rate, and future financial performance. Valuations of similarly situated public companies are also evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions. Acquired intangible assets determined to have definite lives are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from 2 years to 15 years. Acquired intangible assets determined to have indefinite lives are not amortized, but rather tested for impairment annually, or more often if and when events or circumstances indicate that the carrying value may not be recoverable.
Our most recent impairment assessment in 2018 determined that our goodwill and intangible assets were not impaired as the estimated fair value of our reporting unit substantially exceeded the carrying value.

Income Taxes
DiscoverOrg is comprised of two limited liability companies that are treated as partnerships for federal U.S. tax purposes, 10 limited liability companies that are treated as disregarded entities for federal U.S. tax purposes, two corporations, and two foreign entities.
For partnership and disregarded entities, taxable income and the resulting liabilities are allocated among the owners of the entities and reported on the tax filings for those owners. We record income tax provision, deferred tax assets, and deferred tax liabilities only for the items for which DiscoverOrg is responsible for making payments directly to the relevant tax authority.
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as other assets and deferred tax liabilities on the consolidated balance sheets. A deferred tax asset is recognized if it is more likely than not that a tax benefit will be accepted by a taxing authority.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.
We are required to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.
We recognize the tax benefit from entity level uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
After consummation of this offering, we will become subject to U.S. federal income taxes with respect to our allocable share of any U.S. taxable income of ZoomInfo OpCo and will be taxed at the prevailing U.S. corporate tax rates. We will be treated as a U.S. corporation and a regarded entity for U.S. federal, state and local income taxes. Accordingly, a provision will be recorded for the anticipated tax consequences of our reported results of operations for U.S. federal, state and foreign income taxes.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Recently Issued Accounting Pronouncements
Refer to Note     of our consolidated financial statements included elsewhere in this prospectus regarding recently issued accounting pronouncements which we adopted and have not yet adopted and the impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk
We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of business.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases and our inability or failure to do so could potentially harm our business, financial condition, and results of operations.
Interest Rate Risk
We had significant debt commitments outstanding as of September 30, 2019. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. We seek to manage interest rate risk by entering into interest rate swap and interest rate cap agreements with financial institutions.
Foreign Currency Exchange Rate Risk
To date, our sales contracts have been denominated in U.S. dollars. We have two foreign entities established in Israel and Russia. The functional currency of these foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of the foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recorded to non-operating income / loss. As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
Credit Risk
Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and trade and other receivables. We hold cash with reputable financial institutions that often exceed federally insured limits. We manage our credit risk by concentrating our cash deposits with high-quality financial institutions and periodically evaluating the credit quality of those institutions. The carrying value of cash approximates fair value.

BUSINESS
Overview
Our mission is to unlock actionable business information and insights to make organizations more successful.
ZoomInfo is a leading go-to-market intelligence system for sales and marketing teams. Our cloud-based solutions provide highly accurate and comprehensive information on the organizations and professionals they target. This “360-degree view,” coupled with our analytics, enables sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time, to hit their number.
Every business needs to sell effectively to thrive. Today, sales and marketing is inherently inefficient. Sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching, curating, and organizing data. Sales and marketing teams often lack scalable and actionable go-to-market intelligence to engage their customers and prospects. From the largest global enterprises to the smallest businesses, and every company in between, all organizations that sell to other businesses can use ZoomInfo to sell more, in a smarter, better, and faster way.
Today, approximately 180,000 paid users leverage our platform to identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle.
To enable this, our go-to-market intelligence solution delivers comprehensive intelligence and analytics on over 14 million companies and 100 million professionals. We combine that breadth with deep insights, such as personnel moves, pain points, or planned investments, technologies used by companies, intent signals, decision-maker contact information, advanced attributes (such as time series growth, granular department and location information, and employee trends), organizational charts, news and events, hierarchy information, locations, and funding details. All of this can be integrated directly into our customers’ CRM and sales & marketing automation systems.
We are able to deliver high-quality intelligence at scale by leveraging an AI- and ML-powered engine that gathers data from millions of global sources and standardizes, matches to entities, verifies, cleans, and applies the processed data to companies and people. To do this, our engine aggregates and extracts distinct types of data, such as revenue, locations, technologies, keywords, contact information, including email addresses, titles, and phone numbers, and many others, from millions of proprietary and public sources, including our contributory network, which captures data on over 50 million contact record events daily from our free Community Edition users and many of our paying customers.
Our software, insights, and data enable over 13,000 companies to sell and market more effectively and efficiently. Our customers operate in almost every industry vertical, including software, business services, manufacturing, telecommunications, financial services and insurance, retail, media and internet, transportation, education, hospitality, healthcare, and real estate, and range from the largest global enterprises, to mid-market companies, down to SMBs. Within a given company, our solution can make every sales and marketing professional more effective and efficient. This broad applicability drives our TAM of approximately $23 billion, according to our estimates.
Internally, we use the ZoomInfo platform to drive our own highly effective and efficient go-to-market motion. We have invested in technology, data, and insights, as well as defined processes and specialized roles, resulting in an optimized inside sales motion. Our average new business sales cycle from opportunity creation to close is 32 days, and the average LTV compared to our average CAC is over 10x. We offer subscriptions to our platform via four product editions with varying functionality that is tuned to different customer needs. Our focus on customer adoption, success, and expansion helps us to deliver continued value and creates opportunities for increased usage. Today, over 500 of our customers spend more than $100,000 in ACV.
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. DiscoverOrg achieved significant organic growth since its founding and acquired Zoom Information, Inc. (“Pre-Acquisition ZI”) in February 2019 to further expand the breadth of our go-to-market intelligence, industry coverage, and addressable market opportunity. Subsequently, the combined business has been re-branded as ZoomInfo. We and Pre-Acquisition ZI generated revenue of $144.3 million and $72.5 million in 2018, respectively. We and Pre-Acquisition ZI generated revenue of $103.5 million and $45.7 million for the nine months ended September 30, 2018, respectively, and $203.0 million for the nine months ended September 30, 2019 and $9.7 million for the one month ended January 31, 2019, respectively.
Industry Background
Sales and Marketing is Fundamental to Every Business
For every company, sales and marketing is a fundamental function that defines its success. As a result, businesses—from the largest enterprises to the smallest companies—typically spend significantly on sales and marketing activities. For example, Forbes Global 2000 companies collectively spent over $2 trillion on sales and marketing activities alone in 2018 according to Capital IQ. These sales and marketing activities span numerous teams, including demand generation, sales development, account executives, sales engineers, sales operations, sales enablement, product marketing, account management, customer success, customer marketing, managers, and executives. Alignment of these teams, combined with platforms and content to execute effective strategies, is critical to their success.
Business-to-Business (“B2B”) Sales and Marketing has Changed
Prior to the advent of sales and marketing technologies, businesses that sold to other businesses operated in an analog world, relying on field sales representatives to gather customer information and navigate sales processes. Sales representatives gathered data through in-person meetings and stored this information in their rolodexes. This process was manual, expensive, and inefficient. The data gathered was limited in depth, breadth, and accuracy, and began decaying as soon as it was captured. As a result, many sales representatives focused on existing customers, without effective methods to identify new accounts to target in a scalable, repeatable way. Additionally, information was often trapped inside the heads or spreadsheets of individual sales representatives and was often not shared with others in their organization. When sales representatives departed for another organization, they took their rolodexes and customer intelligence with them. Businesses lacked scalable systems to capture, disseminate, and leverage data and insights across their organizations.
To address these problems, businesses invested in new technologies to digitally transform the way they sell and market. They adopted CRM systems, primarily to manage the sales process. These CRM systems also provided functionality to digitize sales representatives’ rolodexes and centralize information to be made available throughout an organization. Businesses also invested in marketing automation systems and new forms of customer engagement to automate different go-to-market tasks. As the recession hit in 2008, the focus on efficiency accelerated. The CRM market grew from $12 billion in 2009 to $42 billion in 2018, representing a nearly 250% increase, according to a 2019 Global Industry Analysts, Inc. report.
Despite these investments, businesses still rely largely on manual processes to gather intelligence to drive these systems. Consequently, the data that supports CRM and sales & marketing automation systems and workflows is frequently stale, inaccurate, incomplete, and limited in depth and breadth, making these systems and their impact on the businesses suboptimal and less valuable.
Sales and Marketing is Still Inefficient
According to Salesforce.com, sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching and organizing data. This inefficiency is manifested in three main ways:

1)
It’s hard to find and engage with decision makers. Inaccurate or missing contact information plagues efforts to engage with a broad set of targets quickly and efficiently. 30% to 50% of data in customers’ CRM and enterprise resource planning systems is incorrect at any given time. A Forrester survey we commissioned in August 2019 reinforces these findings—only 8% of sales and marketing professionals said that their sales and marketing data is sufficiently accurate (greater than 90% accuracy). As a result, sales and marketing professionals find it difficult to connect with the right person in a specific organization, leading to countless manual one-off efforts to reach prospects, such as guessing email addresses or blindly calling mainline telephone numbers, which often get blocked. Ultimately, once they find the correct information, the data immediately begins to decay.

2)
It’s hard to know when to engage. Sales and marketing professionals are much better positioned to land a sale when they have insights into when a customer intends to make a purchase. The earlier they know this, the better. Intent can be signaled by job postings, recent hires, press releases, technology usage, web activity, and buying behaviors. Manually gathering this information across a broad universe of prospects is not feasible, as it requires significant ongoing technology investment and innovation to gather the information at scale and ensure accuracy.

3)
No data-driven way to prioritize targets. Prioritization decisions for sales and marketing resources are made based on intuition, random knowledge gathering, and instinct, instead of data. When companies do use data, it tends to be static and siloed, and does not reflect changes that happen in businesses every day. In order to properly prioritize accounts, companies need data-driven models to define what an attractive customer looks like and real-time intelligence to assess these targets. High-quality intelligence needs to be programmatically ingested, merged, and evaluated each day to make the sales and marketing process effective.

There is a Need for a Comprehensive Go-to-Market Intelligence Solution
Sales and marketing teams need go-to-market intelligence to engage the right people, at the right companies, with the right message, at the right time. Go-to-market intelligence provides a “360-degree view,” aggregating all the information and intelligence gathered from numerous sources that together paint a comprehensive view of a company and its contacts. This all needs to be updated in real time and integrated into workflows through CRM and sales & marketing automation systems—the systems nearly every company uses to manage their sales and marketing processes. This 360-degree view enables sales and marketing professionals to identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle.
Today, point solutions exist to aid in go-to-market intelligence efforts, but they only address a fraction of the 360-degree view of the customer, and often lack the accuracy required to be effective. These solutions may include contact lists, company databases, technology surveillance providers, buying intent monitors, and news aggregators.
Companies that have implemented some B2B intelligence practices and technology, even at limited levels of maturity, have realized 35% more leads and 45% higher-quality leads, leading to higher revenue and faster growth, according to a Forrester survey we commissioned. The same report found that only 1.2% of companies have mature B2B intelligence practices and technology, indicating that today the market is still in the very early days for adoption of these solutions.
The ZoomInfo Platform
ZoomInfo is the go-to-market intelligence system for over 13,000 sales and marketing teams worldwide as of September 30, 2019. Our cloud-based solutions give sales and marketing professionals highly accurate and comprehensive information and insights on the organizations and professionals they target. This 360-degree view provides detailed understanding, and coupled with our analytics, shortens sales cycles and increases win rates by enabling sellers and marketers to deliver the right message, to the right person, at the right time, to hit their number.
We had approximately 180,000 paid users using our paid platform as of September 30, 2019 with additional free users on our Community Edition product. Our platform helps users identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle. Our users work in our platform on a daily basis. Our insights are also integrated into their workflows and CRM and sales & marketing automation systems, including Salesforce, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud, and a variety of other commonly used tools.

Our 360-Degree View
As of September 30, 2019, our go-to-market solution delivered comprehensive intelligence and analytics on over 14 million companies and 100 million professionals. We enhance these records with curated insights, such as personnel moves, pain points or planned investments, technologies used by companies, intent signals, advanced attributes (such as time series growth, granular department and location information, and employee trends), organizational charts, news and events, hierarchy information, locations, and funding details.
Our intelligence is kept up to date in real time, with a guarantee of 95%+ accuracy, which we believe to be unmatched by any market alternative. This is accomplished through a combination of robust systems and processes leveraging AI, ML and our proprietary human-in-the-loop approach.
Furthermore, we also integrate our customer’s first-party data with our platform to deliver unique insights. As an example, customers can upload their historic win/loss data into our platform and determine which of our 50,000+ attributes best predicts success for future opportunities. Our go-to-market intelligence solution then identifies the highest-ranked targets across the 14 million companies in our platform.
With ZoomInfo, the sales and marketing process becomes more streamlined and efficient, as demonstrated through the following examples:

•	One of the world’s largest banks uses ZoomInfo to provide their newly hired financial advisors a global network of senior professionals to target from which they can build their books of business.

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A telecom giant uses the ZoomInfo application programming interface (“API”) to import all of our intelligence into its data lake—combining insights, such as tenants at a particular location and competitor technologies installed, with first-party insights, such as buildings with fiber—to enable their team of thousands of sellers.

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An enterprise software company uses ZoomInfo insights, such as the number of cyber security professionals employed and security technologies used at an organization, to conduct third-party vendor risk assessments for its customers, enabling them to make informed selection decisions.

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A Fortune 500 transportation and logistics company uses ZoomInfo predictive intent data to identify potential prospects who are conducting online research on “high-volume printing” and “commercial printing solutions.”

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A healthcare company combats diabetes, hypertension, and high cholesterol by using ZoomInfo organizational charts to identify the top human resources contacts at large employers able to roll out programs company wide and better lives quickly and efficiently.

•	One of the largest management consulting firms uses ZoomInfo to conduct targeted market research on behalf of its clients.

•	A championship-winning professional basketball franchise uses ZoomInfo to identify local businesses to purchase suites and human resources executives to develop employee engagement and perks programs.

•	An HVAC and electrical company uses ZoomInfo for address and location data so its sellers no longer have to drive around downtown areas looking for potential customers.

•	One of the world’s largest beauty product retailers uses ZoomInfo to power its recruiting efforts by identifying and sourcing talent.
Our Data Engine
Our Machine Learning and Artificial Intelligence Technologies
We are able to deliver high-quality intelligence at scale by leveraging an AI- and ML-powered engine that gathers data from millions of sources and standardizes, matches to entities, verifies, cleans, and applies the processed data to companies and people at scale to generate insights. To do this, we aggregate and extract distinct types of data, such as revenue, locations, technologies, keywords, contact information, including email addresses, titles, and phone numbers, and many others, from millions of public and proprietary sources, as detailed below. Our evidence-based ML algorithm scores, ranks, and makes determinations about these billions of data points each day. To help train our AI and ML technologies and augment our contributory network, we have a team of 300 research analysts with deep expertise in cleaning B2B data. This human-in-the-loop team plays a strategic role, focusing on quality assurance and addressing data and intelligence gaps that technology alone cannot solve. We have processes in place to use our research team to tag anomalies in data, review data pieces that require another manual verification, identify patterns to transform this understanding into algorithms, and identify methods to automate data gathering.
Examples of how the data engine works include:

•
We collected 72 pieces of data related to a professional’s contact information over a three-year period, including seven unique email addresses and four unique phone numbers. Our algorithm factors in source count, source reliability, recency, and other attributes to accurately identify the professional’s contact information and publish that information in our platform.

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We receive an email signature from Jane Doe through the contributory network, indicating her role is VP of Application Security at Alpha Corp., we compare that to prior data indicating her job title was Senior Director, and we publish her promotion to our platform.

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The VP of Marketing at a retail company responds to one of our automated surveys, indicating he plans to hire a new digital advertising agency within the next 12 months, which is published as a scoop on our platform.

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Our AI technology reads an agenda for a software company’s conference and identifies that the CEO of Omega Corp. is a keynote speaker at the conference, creating a piece of evidence that Omega Corp. is likely a customer.

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Our human-in-the-loop AI system detects potentially new C-Level hires and surfaces them to research analysts for acceptance or rejection in a review queue. The aggregated feedback from human researchers is used to make decisions about automatically rejecting or accepting future cases.

Our Data Sources
We have a number of data sources, including proprietary sources, that enrich our platform as detailed below.

Contributory Network
Our free users and many of our paying customers contribute data that enhances our platform. Many of our paying customers participate in our contributory network to improve the quality of the data within their CRM and sales & marketing automation systems. Similarly, all of our free Community Edition users participate in our contributory network to get access to data. Our contributory network captures data on over 50 million email signatures, email deliverability and contact update records daily. We obtain email signatures, which are rich sources of data, through integrations with email systems, and also obtain unattributed data through integrations with our customers’ CRM and sales & marketing automation systems. This gives us visibility into hundreds of millions of confirmatory and disqualifying signals each month, allowing us to keep our data and our customers’ data cleaned in real time and create accuracy scores for the content. In addition to enriching our existing data, these types of records often provide us with additional data and actionable insights, such as professionals getting promoted, changing jobs or leaving companies.
Unstructured Public Information
Our patented and proprietary technologies extract and parse unstructured information found on webpages, newsfeeds, blogs, and other public sources, and then match that information with entities that we have previously identified. The conversion of unstructured data to actionable insights at massive scale is highly valuable to our customers.
Primary Research
We have developed hundreds of processes, largely automated, to gather information from sources, such as PBX directories, website traffic and source code, and proprietary surveys. Our researchers develop proprietary libraries that map raw data points to additional information to generate useful insights. For example, we enhance technology to gather a telephone number extension at a particular company and location by leveraging our library to generate a full direct dial phone number, by appending the correct area code and prefix. Combining these libraries with the wealth of information we gather from our contributory network and unstructured public and generally available information allows us to provide proprietary data points for customers.
Generally Available Information
We purchase a limited amount of data from third-party vendors (e.g., other data brokers) to be used in our platform. Our technology typically adds value to this data by combining it with our proprietary insights. For the 12 months ended September 30, 2019, we spent less than $3 million on such data.
Benefits of Our Solution

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Significant and Measurable Revenue Improvement. The highly accurate and deep intelligence on existing and prospective customers, coupled with analytics and prioritization engines that we provide, increases revenue for our customers. Proving this to our customers is easy, because we integrate with the systems that they use to attribute revenue at the end of each month, quarter, and year. In some cases, the return on investment (“ROI”) that we generate can exceed 100 times the annual spend on the ZoomInfo platform.

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Unmatched Accuracy, Depth, and Coverage of Data. We gather data from millions of sources to power our AI- and ML-driven platform. We are able to provide a guarantee of 95%+ accuracy as a result of our focus on quality, coupled with proprietary methods to extract, parse, match and clean data. Our data accuracy also allows sales and marketing professionals to realize the value promised by their CRM and sales & marketing automation systems. We do not believe that any other solution provides the depth and breadth of data that we provide on over 14 million companies and over 100 million professionals.

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Unique Data Points Drive Valuable Insights. Leveraging our unique data asset, we are able to provide sales and marketing professionals with a 360-degree view of their target customers. We integrate unique data points that are proprietary to ZoomInfo with our customers’ data to enrich their information and develop unique insights. An example of this is our ability to shorten online inbound marketing forms to increase the probability of their completion. We do this by taking only a single data point provided by a prospect, such as an email address, and we enrich the record with additional relevant information that we have such as title, job function, size of organization and more.

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Integrated and Automated Platform. Our cloud-based platform is available to our customers wherever needed and can be accessed from any device, anywhere in the world, in a secure manner. Our insights can also be delivered directly into our customers’ workflows and supporting infrastructure, including Salesforce, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud and a variety of other commonly used platforms. The vast majority of our customers integrate ZoomInfo powered by DiscoverOrg with their most-used CRM or sales & marketing automation system. We make all of these systems better because of the accurate data and insights that we provide.

Our Competitive Strengths

•
Market Leader with a Comprehensive Go-to-Market Intelligence Platform. We provide the most accurate and comprehensive go-to-market intelligence solution available. Customers leverage our complete view of their target customers and prospects to drive effectiveness and efficiency. Our platform covered 5.1 million U.S. companies with at least one employee (compared to 5.28 million U.S. companies with at least one employee identified by the U.S. Bureau of Labor Statistics) with a guarantee of 95% accuracy. We do all these things at scale and in real time, and integrate into our customers’ workflows and systems. Our market leadership enables us to drive greater customer adoption, based on our leading reputation, users that move among companies and word of mouth.

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Finely Tuned Go-to-Market Model. We utilize the ZoomInfo platform to power our efficient go-to-market motion. Our average new business sales cycle from opportunity creation to close was 32 days for the nine months ended September 30, 2019. For the same period, the average LTV to average CAC was over 10x. We achieve this efficiency while sourcing 40% of our sales from our outbound sales motions, meaning that we generate sales from customers that did not proactively ask for a demo or fill out a form on our website. The ZoomInfo platform, with its accurate insights combined with a predominantly inside-sales model that is efficient and scalable, has capacity to sell additional products and services.

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High-Velocity Software Development. We foster an innovative, fast-paced engineering culture that enabled the release of 112 product features and services in 2019, including a new platform bringing together the best features and intelligence of DiscoverOrg and Pre-Acquisition ZI into a single offering. Our own go-to-market engine relies on our platform and serves as a laboratory environment to continually experiment and test new approaches to drive sales effectiveness, and innovate our product. Our team delivers new features in less than two weeks and fixes many deficiencies in our solution in under an hour. We deliver this speed by relentlessly focusing on the visibility, efficiency and predictability of our engineering team.

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Viral Enthusiasm Driven by Our Base of “Fanatic Users.” We have approximately 55,000 Fanatic Users, which we define as users with platform use over 200 minutes per week and/or 300 searches per month, which represents over 25% of our paid user base. We believe our Fanatic Users drive viral adoption of our platform through word of mouth amongst the influencer community within sales and marketing and within their organizations. Additionally, we have won new customers through former users that joined a new company and encouraged their new company to become a customer.

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Powerful and Significant Network Effects. Driven by growth in our contributory network, the number of records we receive from our network has grown to over 50 million per day. As our contributory network grows, so does the data we receive, which drives the accuracy and coverage of the intelligence we provide. This growth in data, and thus go-to-market intelligence, provides greater value to our customers, who benefit with the addition of each incremental user.

Our Market Opportunity
We believe that companies of all sizes and across all industries will invest in go-to-market intelligence systems given the critical role sales and marketing play for all companies, the high ROI that successful adoption can bring and the requirement for all businesses to keep up with their competitors. As such, we estimate the TAM for our platform to be approximately $23 billion, based on data as of September 30, 2019.

We calculate our TAM by estimating the total number of companies by employee size for companies with 1,000+ employees, companies with 100 to 999 employees, and companies with 10 to 99 employees and applying the ACV to each respective company using internally generated data of actual customer spend by company size. The aggregate calculated value represents our estimated TAM. Data for numbers of companies by employee count is from our ZoomInfo platform that we have identified as relevant prospects for our solutions.
The ACV applied to the specifically identified number of companies by employee size is calculated by leveraging internal company data on current customer spend. For our companies with 1,000+ employees, we have applied the median ACV of our top quartile of customers, who we believe have achieved broader implementation of our solution across their organizations. For companies with 100 to 999 employees and companies with 10 to 99 employees, we have applied an average ACV based on current spend for our customers in these bands.
Our Growth Strategy
We intend to drive the growth of our business through the following strategies:

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Continue to Acquire New Customers. Using the ZoomInfo platform, we have identified over 800,000 global businesses that sell to other businesses and have more than 10 employees, which represent our potential customers. Our current customer base of over 13,000 implies penetration of less than 2%. We won approximately $70 million of annual recurring revenue (“ARR”) across nearly 4,000 new customers in the nine months ended September 30, 2019. We plan to continue to acquire new customers with our efficient and scalable go-to-market engine.

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Deliver Additional High-Value Solutions to Our Existing Customers. We often expand within existing customers as they realize the value of using our platform and identify opportunities to drive more sales in two ways: customers upgrade their platform or purchase additional services. In the nine months ended September 30, 2019, customers upgraded their platform or purchased additional services over 4,000 times.

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Drive Incremental Penetration Within Enterprises. We believe we are underpenetrated in the enterprise market and that, within many of our existing enterprise customers, we have significant room to expand use cases and users. On average, our existing enterprise accounts have 70 users out of more than 2,000 sales professionals that our platform has identified in their organizations. We will expand our dedicated enterprise-focused inside sales team to focus our efforts on this opportunity. We already have traction expanding within our larger accounts: Our segment of customers with over $100,000 of ACV as of September 30, 2019 experienced 62% ACV growth during the prior 12 months.

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Leverage our Platform for Adjacent Use Cases such as Recruiting. Customers are organically adopting our existing platform for new use cases, such as recruiting, investing, market research, compliance and collections. We have a significant opportunity to tune the front end of our platform to create new offerings that squarely meet the needs of these new use cases. For example, we intend to build our recruiting offering by developing recruiting-specific features, analytics and front-end tools that leverage our existing data, insights and platform.

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Expand to International Markets. We believe adoption of sales and marketing intelligence in international markets is still nascent. Our go-to-market efforts are currently focused on the U.S. market with less than 10% of our revenue generated from international customers. We currently profile international businesses; approximately half of the 14 million companies on our platform are headquartered outside the United States. We believe there is a compelling opportunity to bring our offering to more English-speaking countries with minimal platform investment.

•
Selective Acquisitions to Complement Our Platform. We will continue to evaluate opportunities to make acquisitions that expand our platform and solve new use cases for customers. We believe we can add significant value to businesses we acquire in three ways: integrating our high-quality data, leveraging our go-to-market infrastructure and selling into our large customer base, which is hungry to further improve their go-to-market motions with additional data-driven technologies. Our management team has deep experience successfully integrating acquisitions, having successfully acquired and integrated six acquisitions, including technology tuck-ins like NeverBounce, which provides email delivery confirmation technology, and Komiko, which provides a unique relationship mapping technology, as well as executing larger-scale transactions, such as DiscoverOrg’s acquisition of RainKing in August 2017 and Pre-Acquisition ZI in February 2019.
Our Products
Today, we sell our ZoomInfo powered by DiscoverOrg platform. We developed this new platform by combining the best features from the original DiscoverOrg platform and the acquired Pre-Acquisition ZI platform. Certain existing customers continue to renew their subscriptions to the original Pre-Acquisition ZI or DiscoverOrg platform, which we continue to support.
The original DiscoverOrg platform provides depth on a limited number of companies, while the Pre-Acquisition ZI platform provides more limited information on a broader set of companies. The combined platform capitalizes on a greater depth of data across a broader set of companies, complemented by additional features and insights not available on the prior platforms.
Platform Functionality

•	Company and Contact Profiles. View consolidated go-to-market intelligence available on companies and contacts.

•	Dashboard. Customizable landing pages to help users organize workflow around actionable insights.

•	Search. Use 60+ filters and thousands of keywords and attributes to build hyper-targeted lists of companies, contacts, scoops and intent, or to look up a single record.

•	Enhance. Upload first-party company and contact lists, match to our records and fill in data gaps.

•	Alerts. Get notifications when actionable intel surfaces on a company or contact that a user follows.

•	Prioritize. Score records on fit, context and actionable intel based on target profiles.

•	Orchestrate. Create custom rules driven by intelligence to automate workflows.

•	Integrate. Connect and export directly to CRM and sales & marketing automation systems and continually update exported records on an ongoing basis.

•	Identity Resolution. Identify the companies represented by anonymous website visitors.

•	Email Verification. Verify email addresses before running a campaign to lower bounce rates.

•	Browser Intelligence. ZoomInfo’s Google Chrome Extension, ReachOut, delivers company and contact intelligence on screen as users view corporate websites and LinkedIn profiles.

Go-to-Market Intelligence

•	14 Million Companies. Includes description, location, industry, revenue and employees.

•	100 Million Contacts. Includes role, location, verified email and direct dial phone numbers.

•	Scoops. Curated insights, such as personnel moves, pain points or planned investments.

•	Technologies. The stack of technologies used by companies.

•	Intent. Reveals companies signaling intent to buy through research on products or related topics.

•
Attributes. Enables granular targeting on categories of attributes, such as location, job function and company rankings. Examples include: “Has a call center,” “Has a mobile application,” “Has 100+ locations,” and “Has a data scientist.”

•	Organizational Charts. Displays the organizational hierarchy of a company and helps identify decision makers.

•	News & Events. Links to relevant news articles and events including press releases.

•	Corporate Structure and Hierarchy. Illustrates the relationships between parent companies, subsidiaries, and acquisitions.

•	Locations. Identifies all known company sites and contacts located at each location.

•	Funding and Acquisition Announcements. Timely alerts on funding rounds and merger and acquisition activities.
Platform intelligence and features vary by platform edition. Editions include:

•	Elite. Our most complete edition that comes fully loaded with all of the features described under “—Platform Functionality” and “—Go-to-Market Intelligence” above.

•	Advanced. A robust offering that includes everything in Elite with the exception of Intent, Advanced Attributes, Orchestrate and Email Verification.

•
Professional. For companies doing basic list pulls and research. It includes basic company and contact profiles, filtering on basic data points, direct integration with go-to-market systems and browser intelligence capabilities with ReachOut.

•
Community. A free version that offers users basic search capabilities and view-only access to contact information for a limited number of contacts per month in exchange for installing a plug-in that gathers contact information and email signatures for contributory network submissions.

Incremental to these editions, customers can benefit from additional functionality through add-ons or standalone products that serve a specific business need. Select examples of these include:

•
Additional Record Subscriptions. Each product edition comes with an allowable number of records per user sufficient for typical sales use cases. Records are contact or company information that is exported from the ZoomInfo platform via an integration or to Excel. When a customer is using the platform for more data-intensive use cases, the customer can purchase additional record subscriptions typically sold on a 12-month term.

•	European Dataset. Gain access to contact and other data for businesses throughout Europe.

•
ZoomInfo Enrich. Fills in data gaps and maintains the accuracy and completeness of data in customers’ go-to-market systems. Automatically cleans and appends new records generated in these go-to-market systems, in real time.

•
ZoomInfo Engage. A sales engagement solution that enables direct outreach to prospects and customers. Functionality includes a dialer, email orchestration and templates, chat, custom multi-touch engagement sequences and activity syncing with go-to-market systems.

•
ZoomInfo InboxAI. Mines email and calendar systems for contacts and activity, automatically synchronizing them with Salesforce. It also generates AI-powered insights and recommendations to help teams manage opportunities and renewals.

•	ZoomInfo Compliance API. Helps customers identify pertinent information, such as physical locations and other known aliases, for opt-out requests.
Our pricing is based on the edition, number of users and add-on functionality of our platform that is purchased.
Our Technology
Our platform is architected and built to be innovative, scalable, reliable and secure. Our platform is a multi-tenant, single code-based, globally available SaaS delivered through web browsers or mobile applications. The architecture, design, deployment and management of our platform are centered on the following areas:

•
Innovation. We foster an innovative, fast-paced engineering culture that enabled the release of 112 product features and services for the nine months ending September 30, 2019, including a new platform bringing together the best features and intelligence of DiscoverOrg and Pre-Acquisition ZI into a single offering. Our team often delivers new features in less than two weeks and fixes many deficiencies in our solution in under an hour. We deliver this speed by relentlessly focusing on the visibility, efficiency and predictability of our engineering team.

•
Scalability. By leveraging leading cloud infrastructure providers, including the Google Cloud Platform, Amazon Web Services and Microsoft Azure, along with our automated technology stack, we are able to scale workloads of varying sizes at any time. This allows us to process billions of data points each day from millions of data sources in our proprietary data engine.

•
Reliability. Each of our application components is deployed redundantly across multiple data centers, and most of our software today runs on a leading cloud infrastructure platform that provides automatic recovery from failures and auto-scaling to handle load spikes. We have also taken the first steps toward providing redundancy for cloud provider failures across our most critical applications.

•
Security. We encrypt all traffic, employ Zero Trust authentication wherever feasible, scan our code and dependencies for vulnerabilities and undergo regular pen-testing. In addition, all user passwords are centrally managed.

Finally, our integrations with our customers’ CRM and sales & marketing automation systems are enabled by 11 out-of-the-box integrations, along with webhooks and custom code-run so any customer can build their own export functionality. In addition, customers can use the ZoomInfo API to build customized solutions within their existing workflows. The combination of the out-of-the-box features and integrations, enterprise-level API and Webhooks give our customers the ability to build any logic, in any place.
Our Customers
Our large and diversified customer base consists of over 13,000 customers spanning a wide variety of industry verticals, including technology, business services, financial services, telecommunications, media, internet, transportation, education, hospitality and manufacturing. Our customers range from the largest global enterprises, to mid-market companies, down to SMBs. As of September 30, 2019, we had over 500 customers with more than $100,000 of ACV. No single customer contributed more than 1% of revenue.
Our Go-to-Market Strategy
We have built an extremely efficient go-to-market engine. We have integrated our insights and data into an automated engine with defined processes and specialized roles in order to market and sell our services.
Our inside sales team focuses on demand generation, sales development and qualification through inbound and outbound motions, and sales are made by account executives with dedicated target customer segments.
Our account executives (“AEs”) are brought in to give demos and are responsible for closing business. AEs are segmented by target customer size. Once an AE closes business, the account gets passed to the learning and development team, who is responsible for onboarding and training new customers. Once onboarded, the customer success team is responsible for maintaining the account health score, which we define based on the usage of the platform. Finally, our team of account managers is responsible for renewal and ARR expansion.
Our go-to-market differentiation comes from our use of the ZoomInfo platform:

•
Optimized Revenue Generation. A new lead is first passed through our proprietary algorithms and is bucketed into different levels before being passed to our inbound team. Only high-quality leads are passed onto the sales development representatives (“SDRs”). The SDR and AE that are assigned to the particular lead are the ones predictively best qualified for that particular lead based on the past performance and capability.

•
Potentiality Indicators. Using our platform, SDRs and AEs are immediately provided with the potentiality of the lead, as determined by the likelihood of a win and the dollar amount associated with this win. This allows our SDRs and AEs to more effectively allocate their time and focus their energy appropriately on different leads.

•
Land and Expand Prediction. Leveraging the comprehensive, real-time data from our platform, we are able to effectively target customers who have the potential to expand their spend with us. By identifying key indicators, we are able to leverage quick wins into large upsell opportunities, as evidenced by our net retention rate of 102% in 2018.

We leverage company attributes and insights, including technology stack, number of sales representatives, and size of marketing team, from our ZoomInfo platform to make our go-to-market motions effective and efficient. As a result, we have achieved our average sales cycle of 32 days from opportunity creation to close and average LTV to average CAC of over 10x in the nine months ended September 30, 2019.

Our People, Culture, and Values
Our mission is to unlock actionable business information and insights to make organizations more successful. The values we live and work by build the foundation for our award-winning culture.

•	Winning…Is What Drives Us. We’re focused on stretch goals that we feel good about, and are laser-focused to blow those marks out of the water.

•
We Have to Rapidly Innovate. We believe in challenging the status quo and refuse to stand by the words “that’s the way it has always been done.” We look beyond to see what is the most innovative, efficient, and effective way each and every day.

•
We Believe in Getting Things Done. While having a plan is critical, we’re fundamental believers in balancing time for planning with the need to get moving. To accomplish great feats, we need to get things done.

•	We Like to Feel Uncomfortable. If we’re not uncomfortable, we’re not getting better. Discomfort is key to change, change is key to progress and progress is the key to winning.

•	We Crush It. We don’t just meet our goals, we take pride in going above and beyond whatever the goal may be.
We believe wholeheartedly that our employees love working here and like coming to work because they feel that they’re working towards a larger mission. Our employee culture is showcased by the following notable distinctions:

•
Multiple Workplace Awards. Our strong culture is celebrated by our distinctions in the 2017 Inc. Magazine’s Top Companies to Work for, 2019 Inc. Magazine’s Best Workplaces, 2017 Fortune Best Small & Medium Workplaces, and 2019 Fortune 100 Best Medium Workplaces.

•
Strong and Recognized Quality Brand. We were awarded the 2018 G2Crowd’s Top 100 best software companies, 2018 Inc. 5000’s Fastest-Growing Private Companies, and 2015, 2016, 2017, and 2018 Deloitte’s Technology Fast 500. Our renowned brand has helped us garner exceptional talent to help us further our mission of revolutionizing the sales and marketing industry.

As of September 30, 2019, we had 1,023 employees, consisting of 466 in engineering, product development, research and customer operations, 404 in sales, 67 in marketing and operations and 86 in general and administrative.
Our Competition
We believe there are currently no competitors who offer a sales & marketing intelligence solution as comprehensive as ours. Our competitors focus on specific use cases, end markets and/or types of data sets and they can be categorized as follows:

•
LinkedIn Sales Navigator, which provides professional information and relationship data but has limited depth of data and limited ability to integrate with customers’ workflow and CRM and sales & marketing automation systems;

•	legacy data providers, such as D&B Hoovers and TechTarget, which focus on specific types of data sets (e.g., companies, attributes, or intent) but lack the combination of quality, depth, and coverage;

•	niche data providers, which focus on specific types of data sets but lack scale, quality, and coverage of data; and

•	startups or less mature competitors who lack the investment, expertise, and resources to manage quality at scale and keep up with the pace of technological advancement.
We believe the principal factors that drive competition between vendors in the market include:

•	comprehensive platform offering;

•	quality and accuracy of data;

•	breadth and depth of data;

•	ease of use and deployment;
•tangible benefits and ROI for customers;
•data privacy and security;
•ability to integrate with customers’ CRM and sales & marketing automation systems; and
•sophistication of solutions used to manage, maintain and combine intelligence.
We believe we compete favorably across these factors. For additional information, see the section titled “Risk Factors—Risks Related to Our Business and Industry—We experience competition from companies that offer technologies designed to allow companies to better use and extract insights from existing, internal databases or free information resources and from technologies that are designed to allow companies to gather and aggregate data from online sources.” and “Risk Factors—Risks Related to our Business and Industry—Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods and sophisticated technologies may shift their business model to become competitive with us.”
Data Privacy and Protection
The business contact information and other personal data we collect and process are an integral part of our products and services. Our respect for laws and regulations regarding the collection and processing of personal data underlies our strategy to improve our customer experience and build trust.
Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. These laws are increasing in number, resulting in higher risk of enforcement, fines, and other penalties. Our privacy team is devoted to processing and fulfilling any requests regarding access to and deletion of their contact information in our platform. We have implemented a program for providing direct notifications to individuals in the European Union and California. We honor opt-out requests across our entire database.
Our privacy and legal teams are highly focused on any applicable privacy regulations, and our sales, privacy, and data practices teams are well versed in helping customers and prospective customers navigate relevant privacy concerns and requirements with respect to our platform.
Intellectual Property
Protecting our intellectual property and proprietary technology is an important aspect of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as written agreements and other contractual provisions, to protect our proprietary technology, processes and other intellectual property.
As of September 30, 2019, we had six issued patents in the United States, twenty three registered trademarks in the United States (including ZOOMINFO and DISCOVERORG, among others) and one registered copyright in the United States. We also have a portfolio of 322 registered domain names for websites that we use in our business. In addition, we generally enter into confidentiality agreements and invention or work product assignment agreements with employees and contractors involved in the development of our proprietary intellectual property.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

Facilities
Our corporate headquarters is located in Vancouver, Washington and consists of 57,558 square feet under a lease agreement that expires on August 31, 2025.
We maintain additional offices in the United States, including in Bethesda, Maryland and Waltham, Massachusetts, as well as in Israel.
We lease all of our facilities and do not own any real property. Our infrastructure operates out of third-party data centers hosted by Google and Amazon Web Services.
We believe our facilities are adequate and suitable for our current needs. We intend to add new facilities or expand existing facilities as we continue to add employees and expand geographically, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.
Legal Proceedings
We are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position or results of operations.

MANAGEMENT
Directors and Executive Officers
The following table sets forth the names, ages and positions of the directors, director nominees and executive officers of ZoomInfo Technologies Inc.:

Name	Age	Position
Henry Schuck	36	Chief Executive Officer and Chairman of the Board of Directors
Cameron Hyzer	44	Chief Financial Officer
Chris Hays	49	Chief Revenue Officer
Nir Keren	34	Chief Technology Officer
Henry Schuck has served on our Board of Directors since November 14, 2019 and as our Chief Executive Officer since November 14, 2019. He has served as Chief Executive Officer and a director of ZoomInfo OpCo (DiscoverOrg) since founding it in 2007. Prior to founding DiscoverOrg, Mr. Schuck was VP of Research & Marketing at iProfile, a sales intelligence firm focused on the IT market. Mr. Schuck is a cum laude graduate of the University of Nevada, Las Vegas with a B.S. in Business Administration and a B.S. in Hospitality Management and holds a J.D., cum laude, from The Ohio State University Moritz College of Law.
Cameron Hyzer has served as our Chief Financial Officer since November 14, 2019 and as Chief Financial Officer of ZoomInfo OpCo since 2018. Prior to joining ZoomInfo OpCo, Mr. Hyzer served as the Chief Financial Officer and an Executive Managing Director of Eze Software Group LLC, a global provider of order management and investment technology to hedge funds and asset managers, from 2013 to 2018 through its sale to SS&C Technologies, Inc. Prior to that, Mr. Hyzer served as Managing Director, Controller and Treasurer of ConvergEx Group, a provider of global agency brokerage and investment technology, from 2007 to 2013 and Vice President of Finance at Eze Castle Software from 2005 to 2007. Earlier in his career, Mr. Hyzer served in executive and financial roles at other software and information companies, including Thomson Financial and Cramer Systems, and started his career in investment banking and private equity at Broadview International LLC and Broadview Capital Partners, LLC. Mr. Hyzer holds a B.S. in Economics from the University of Pennsylvania Wharton School and a B.S. in Electrical Engineering from the University of Pennsylvania School of Engineering and Applied Science. Mr. Hyzer is also a Chartered Financial Analyst charterholder.
Chris Hays has served as Chief Revenue Officer of ZoomInfo OpCo since February 2019 and as Senior Director of Sales & Marketing Operations, VP of Sales Operations and Chief Operating Officer from 2016 to 2019. Prior to joining ZoomInfo OpCo, Mr. Hays co-founded Inside Sales Team, a provider of sales software and lead management, in 2008 and served as Head of Revenue Operations from 2008 to 2015. Prior to founding Inside Sales Team, Mr. Hays served as Director of Services Revenue at Avaya, a company specializing in business communications and services from 2000 to 2008 and as Enterprise Sales representative of Lucent from 1995 to 2000. Mr. Hays holds a B.A. from the State University of New York Albany.
Nir Keren has served as Chief Technology Officer of ZoomInfo OpCo since 2019, after serving as Chief Technology Officer at Pre-Acquisition ZI since 2015. Prior to joining Pre-Acquisition ZI, Mr. Keren founded and served as Chief Technology Officer of adSAP, a company specializing in algorithms for Ad Tech, from 2015 to 2016. Prior to founding adSAP, Mr. Keren founded and served as Chief Technology Officer of ONDiGO, a modern-day mobile CRM from 2012 to 2015. Prior to founding ONDiGO, Mr. Keren was an embedded software engineer for Ceragon Networks in Tel Aviv from 2010 to 2012. Mr. Keren holds a B.Sc. in Electrical and Computer Engineering from Ben-Gurion University.
Composition of the Board of Directors After this Offering
Our business and affairs are managed under the direction of our board of directors. We intend to enter into a stockholders agreement with certain affiliates of our Sponsors in connection with this offering. This agreement will grant our Founders and each of our Sponsors the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”
Background and Experience of Directors
When considering whether directors and director nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ and director nominees’ individual biographies set forth above. We believe that our directors and director nominees provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Schuck – our board of directors considered Mr. Schuck’s perspective and experience he brings as our co-founder and CEO.
Controlled Company Exception
After the completion of this offering, our Sponsors will be parties to a Stockholders Agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately       % of the combined voting power of our Class A and Class B common stock (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the          corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on          , we will be required to comply with these provisions within the applicable transition periods.
Board Committees
We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Upon completion of this offering, we expect our audit committee will consist of                     ,                     and                    , with                      serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.
The SEC rules and          rules require us to have one independent audit committee member upon the listing of our Class A common stock on the          , a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.                      and                      qualify as independent directors under the          listing standards and the independence standards of Rule 10A-3 of the Exchange Act.
Compensation Committee
Upon completion of this offering, we expect our compensation committee will consist of                     ,                     and                     , with                      serving as chair. Our compensation committee will be responsible for, among other things:

•
reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

•
reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.
Nominating and Corporate Governance Committee
Upon completion of this offering, we expect our nominating and corporate governance committee will consist of                    ,                     and                    , with                    serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics
We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly-compensated executive officers as of December 31, 2019 (our “named executive officers” or “NEOs”) for services rendered for the fiscal years indicated below. These individuals are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Henry Schuck Chief Executive Officer	2019
	2018	350,000	175,000	—	—	5,755	530,755
Cameron Hyzer Chief Financial Officer	2019
	2018	50,000	—	4,075,174	—	43,000	4,168,174
Chris Hays Chief Revenue Officer	2019
	2018	197,705	—	1,128,089	60,000	2,603	1,388,397
________________

(1)
The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered. In the case of Mr. Hays, the amount reported for 2018 includes $11,595 paid in lieu of accrued but unused vacation. Mr. Hyzer commenced employment as our Chief Financial Officer on November 12, 2018 and the amount reported in this column for Mr. Hyzer for 2018 reflects the portion of his annual base salary earned in fiscal year 2018 from such date.

(2)
The amount reported for 2019 for Mr. Hyzer represents the guaranteed bonus to which he was entitled under his employment agreement. For a description of the terms of Mr. Hyzer’s employment agreement, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements.” The amount reported for 2019 for Mr. Hays represents a special discretionary bonus paid to him in 2019. See “—Narrative Disclosure to Summary Compensation Table-Special Bonus.”

The amount reported for 2018 for Mr. Schuck represents his annual discretionary bonus for fiscal year 2018. See “—Narrative Disclosure to Summary Compensation Table-Annual Bonus/Non-Equity Incentive Plan Compensation.”

(3)
The amounts reported for 2019 represent the aggregate grant-date fair value of the Class P Units in ZoomInfo OpCo (“Class P Units”) awarded to Messrs. Schuck and Hays, calculated in accordance with FASB ASC Topic 718, Compensation - Stock Compensation (“ASC Topic 718”). The assumptions used in calculating the grant-date fair value of these Class P Units reported in this column are set forth in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.

The amounts reported for 2018 represent the aggregate grant date fair value of the Class P Units awarded to Messrs. Hyzer and Hays and the aggregate grant date fair value of the common units of HSKB Funds, LLC (“HSKB Units”) awarded to Mr. Hays, in each case calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant-date fair value of these Class P Units and HSKB Units reported in this column are set forth in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the HSKB Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with ASC Topic 718. Achievement of the performance conditions for the HSKB Units granted to Mr. Hays in fiscal year 2018 was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the grant date fair value of the HSKB Units that were granted in to Mr. Hays in 2018 was $598,600. In addition, the amount reported for 2018 for Mr. Hays includes the incremental fair value of $566,962.99 associated with the special cash distribution with respect to his outstanding HSKB Units. As described in “Narrative Disclosure to Summary Compensation Table—Equity Awards—Special Distribution on HSKB Units,” this distribution is accounted for under ASC Topic 718 as a modification to the HSKB Units with incremental fair value equal to the amount of the distribution.

(4)
The amount reported for 2018 represent the dollar value of the annual cash incentive award earned by Mr. Hays. See “—Narrative Disclosure to Summary Compensation Table-Annual Bonus/Non-Equity Incentive Plan Compensation.” The amount payable with respect to Mr. Hays’s annual cash incentive award for 2019, if any, is not calculable as of the date of this prospectus and is expected to be determined in February 2020.

(5)
The amounts reported for 2019 represent our 401(k) plan matching contributions on behalf of our NEOs in the following amounts: Mr. Schuck, $          ; Mr. Hyzer, $          ; and Mr. Hays, $          . The amounts reported for Mr. Hyzer for 2018 and 2019 also include a temporary housing and commuting allowance in the amounts of $3,000 and $          , respectively. The amount reported for Mr. Hyzer for 2018 also includes reimbursement of $40,000 for his relocation expenses. The amounts reported for 2018 represent our 401(k) plan matching contributions on behalf of Mr. Schuck and Mr. Hays. For a description of our 401(k) Plan, see “—Other Compensation——Retirement Plan.”

Narrative Disclosure to Summary Compensation Table
Employment Agreements
The Company entered into an employment agreement with each of Mr. Hyzer and Mr. Hays, in each case, that governs the terms of employment of each such named executive officer. Mr. Schuck is not currently party to an employment agreement with the Company.
Mr. Hyzer’s Employment Agreement
Pursuant to Mr. Hyzer’s employment agreement, effective as of November 12, 2018, he is entitled to a base salary of $400,000, with a scheduled increase to $500,000 as of January 1, 2020. His employment agreement provides that he will be eligible to receive an annual bonus based on metrics determined by the Company, with the amount and terms of any such bonus subject to the discretion of the Company, except that he is entitled to guaranteed bonuses of $43,750 payable on January 1, 2019 and $100,000 payable on January 1, 2020, with an additional formulaic bonus opportunity for 2019 based on the Company’s EBITDA performance for 2019 as compared to its EBITDA performance for 2018. Specifically, if the ratio between the Company’s 2019 EBITDA and the Company’s 2018 EBITDA exceeds 100% by 1% to 15%, 16% or more, or 25% or more, then he is entitled to a bonus of $7,000, $10,000, or $16,000, respectively; in addition, he is entitled to a one-time bonus of an additional $65,000 if the ratio equals or exceeds 118%. Mr. Hyzer’s bonus opportunity for subsequent years will be determined based on performance metrics to be determined by the Company. Mr. Hyzer is also entitled to participate in all employment benefit plans, practices and programs available for the benefit of Company employees generally.
Additionally, Mr. Hyzer’s employment agreement provided for a temporary housing and commuting allowance for up to nine months from the effective date of November 12, 2018, including a monthly stipend of $1,500 for housing costs in the Vancouver, Washington area and reimbursement for reasonable out-of-pocket expenses for travel between Vancouver, Washington and Mr. Hyzer’s home in Massachusetts. The agreement also provides for reimbursement to Mr. Hyzer of up to $40,000 in reasonable, out-of-pocket expenses incurred in relocating to Vancouver, Washington, including the cost of airfare for Mr. Hyzer and any member of his immediate family.
Mr. Hyzer’s employment term began on November 12, 2018 and continues until the two year anniversary thereof, subject to automatic annual successive renewal terms thereafter (unless earlier terminated by either party to the employment agreement on 30 days’ advance written notice).
Mr. Hyzer is subject to the following restrictive covenants: (i) confidentiality during employment and for three years following termination, and (ii) non-solicitation of customers, non-solicitation of employees, and non-competition during employment and for one year following termination. See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Hyzer is entitled in the event of a qualifying termination of his employment.
Mr. Hays’ Employment Agreement
Pursuant to Mr. Hays’s employment agreement, dated August 26, 2018, as amended on May 28, 2019, he is entitled to a base salary of $360,000.
Mr. Hays is an at-will employee with no fixed contractual term of employment; either party to his employment agreement may terminate his employment at any time, with or without cause or prior notice.
Mr. Hays is subject to the following restrictive covenants: (i) confidentiality during employment and at all times following termination and (ii) non-solicitation of customers, non-solicitation of employees, and non-competition during employment and for one year following termination of his employment.
Base Salary
We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities and any changes thereto. Base salaries may also be increased as required under the terms of a named executive officer’s employment agreement.
Annual Bonus/Non-Equity Incentive Plan Compensation
Annual Bonus—Mr. Schuck
For 2018 Mr. Schuck was eligible to receive a discretionary cash bonus of $175,000. Based on our overall performance in 2018, our board of directors determined to pay Mr. Schuck such discretionary cash bonus. For 2019 Mr. Schuck is eligible to receive a discretionary cash bonus of $350,000. We expect our board of directors to determine in February 2020 whether Mr. Schuck will receive a payment with respect to this discretionary bonus for 2019.
Annual Incentive Bonus—Messrs. Hyzer and Hays
We make incentive cash bonus opportunities available to Messrs. Hyzer and Hays to motivate their achievement of performance goals and tie a portion of their cash compensation to performance.
In 2018, Mr. Hays was eligible to receive a cash incentive bonus of $60,000 if the Company achieved an annual recurring revenue objective. Based on our performance, Mr. Hays was paid a cash incentive bonus of $60,000, which amount is set forth in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column.
In 2019, Mr. Hays is eligible to receive a cash incentive bonus of $60,000 if the Company achieves a threshold total contract value during 2019 and an incentive bonus of $1 million if the Company achieves a target total contract value during 2019. The amount payable to Mr. Hays pursuant to his 2019 cash incentive bonus award, if any, is not calculable as of the date of this prospectus and is expected to be determined in February 2020.
See “Narrative Disclosure to Summary Compensation Table—Employment Agreements” for a description of the incentive bonus opportunity for Mr. Hyzer pursuant to the terms of his employment agreement.
Special Bonus
From time to time we pay special cash bonuses to reward superior performance. In August 2019, we paid Mr. Hays a special discretionary cash bonus of $62,500 to reward him for his performance through that date in 2019.
Equity Awards
Incentive Unit Agreements (Class P Units of ZoomInfo OpCo)
ZoomInfo OpCo entered into incentive unit agreements (“Unit Agreements”) with each of Messrs. Schuck, Hyzer, and Hays, pursuant to which each named executive officer was issued Class P units of ZoomInfo OpCo. The Class P Units are “profits interests” having economic characteristics similar a stock right and have the right to share in any increase in the equity value of ZoomInfo OpCo above a certain distribution threshold. Mr. Schuck was issued 7,715,476.40 units on January 15, 2019. Mr. Hyzer was issued 7,014,069.45 units on December 26, 2018. Mr. Hays was issued 1,402,813.89 units on July 26, 2018, 3,507,034.75 units on June 27, 2019, and 280,000 units on October 17, 2019.
The Unit Agreement for each named executive officer provides that 50% of the units will be eligible to vest on the two-year anniversary of the designated vesting commencement date, and the remaining 50% of the units will be eligible to vest in equal monthly installments during the 24 months following the two-year anniversary of the vesting commencement date, subject to the applicable executive’s continued service through each applicable vesting date. In the event of an involuntary termination of the executive officer’s employment without cause or, in the case of Messrs. Schuck and Hyzer, the executive officer’s resignation for good reason, in each case, during the 12-month period following a “liquidity event” (which includes a change of control or a liquidation of ZoomInfo OpCo, but is not expected to include this offering), all of the units will be deemed vested in full. Any Class P units which do not vest on or prior to the date of the holder’s termination of employment will be forfeited for no consideration. Any vested Class P units are subject to ZoomInfo OpCo’s right to repurchase (at its option) such Class P units following the holder’s termination of employment for any reason. In the case of a holder’s termination for cause, resignation without good reason or proven participation in any competitive activity, the applicable repurchase price would be the lesser of the original purchase price paid by the holder for such units (i.e., zero in the case of Class P units that were awarded without payment) and the fair market value of such Class P units at the time of termination. In the case of any other termination of employment, the repurchase price would be equal to the fair market value of the Class P units as determined within 60 days prior to the applicable repurchase date.
The Unit Agreement for each executive officer contains a non-competition covenant during employment and the 24-month period following termination of employment; upon breach of this covenant, all vested units will be forfeited and cancelled.
We anticipate that holders of Class P Units will have the ability to directly or indirectly convert their Class P Units into shares of our Class A common stock pursuant to the terms of the Exchange Agreement.
Subscription Agreements (Common Units of HSKB Funds, LLC)
HSKB Funds, LLC (“HSKB”) is a privately held limited liability company formed on February 9, 2016 for purpose of issuing equity to certain persons who had performed and would continue to perform services for ZoomInfo OpCo, which was done through the contribution of profits interests in DO Sub-Holdings, LLC held by DO Holdings (WA) LLC to HSKB at the direction of the Founders. HSKB was capitalized through the issuance of common units (profits interests).
HSKB entered into subscription agreements (the “Subscription Agreements”) with each of Messrs. Schuck and Hays, pursuant to which each executive officer was issued common units of HSKB. Mr. Schuck was issued 366,345 units, all of which are fully vested and have voting rights, on June 23, 2016. Mr. Hays was issued 4,000 units on June 23, 2016, 1,000 units on August 24, 2017, 2,000 units on September 11, 2017, 5,000 units on October 31, 2018, and 5,000 units on January 7, 2019. All of the units issued to Mr. Hays were unvested and have no voting rights.
The Subscription Agreement for Mr. Hays provides that the units will vest only upon the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any third party or group of third parties acting in concert of beneficial ownership of more than 90% (on a fully diluted basis) of the membership interests in ZoomInfo OpCo, in exchange for cash consideration, or the sale, transfer or other disposition by ZoomInfo OpCo or its subsidiaries of all or substantially all of their assets on a consolidated basis to a third party or a group of third parties acting in concert, in exchange for cash consideration. However, Mr. Schuck is authorized, under the terms of the LLC Agreement governing HSKB, to accelerate or otherwise vary the vesting terms applicable to Mr. Hays’s HSKB Units. Pursuant to the LLC Agreement governing HSKB, Mr. Hays is subject to a non-competition covenant during employment and the 24-month period following termination of employment. In the event of Mr. Hays’s termination of employment for any reason or his breach of the non-competition covenant, his units will be subject to full or partial forfeiture. In the event of Mr. Hays’s involuntary termination without cause or his resignation for good reason, he will be entitled to retain his HSKB Units.
We anticipate that holders of HSKB Units will have the ability to directly or indirectly convert their HSKB units into shares of our Class A common stock pursuant to the terms of the Exchange Agreement.
Special Distribution on HSKB Units
In March 2018, HSKB Funds, LLC approved a special cash distribution on the unvested HSKB Units. Accordingly, Mr. Hays was entitled to a cash distribution with respect to his HSKB Units in an amount equal to $80.99 per HSKB Unit. 40% of the special cash distribution was vested and paid immediately and the remaining amount vests and is paid in equal installments over three years. The special cash distribution amounts will accelerate and vest upon the vesting of the HSKB Units.
In accordance with ASC Topic 718, the special distribution was accounted for as a modification. Under ASC Topic 718, the modification to the unvested HSKB units resulted in incremental compensation expense, or incremental fair value, equal to the amount of such special distribution. In accordance with the SEC’s disclosure rules, such incremental fair value for Mr. Hays is reflected in the “Stock Awards” column of the Summary Compensation Table above.

Other Compensation
Employee Benefits
We provide various employee benefit programs to our named executive officers, including medical, vision, and dental benefits. These benefit programs are generally available to all of our employees with certain variations based on jurisdictions and seniority. These benefits are provided to the named executive officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.
Limited Perquisites
Executive perquisites are not part of our general compensation philosophy; however, we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract top talent. For example, pursuant to the terms of his employment agreement we provided Mr. Hyzer with a temporary housing and commuting allowance as described under “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” above.
Retirement Plan
Our named executive officers are eligible to participate in the defined contribution pension plan (the “401(k) Plan”) we maintain for all full-time U.S. employees with at least four months of service. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 90% of such participant’s compensation pursuant to certain restrictions. Participants in 401(k) Plan receive a matching contribution from us equal to 35% of the first 6% of the participant’s eligible compensation deferred under the plan. We may also make discretionary profit-sharing contributions to eligible participants. We do not have a defined benefit plan or any non-qualified deferred compensation arrangements.
Outstanding Equity Awards at December 31, 2019
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2019.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Henry Schuck	01/16/2019	7,715,476.40
Cameron Hyzer	12/26/2018	7,014,069.45		—
Chris Hays	06/23/2016			4,000
	08/24/2017			1,000
	09/11/2017			2,000
	10/31/2018			5,000
	01/07/2019			5,000
	07/26/2018	1,402,813.89
	06/24/2019	3,507,034.75
	10/17/2019	280,000
_________________

(1)	Represents Class P Units that vest as follows:
As to Mr. Schuck, 3,857,738.20 vest on March 12, 2020 and 3,857,738.20 vest in equal monthly installments during the 24 months following March 12, 2020, in each case subject to his continued service on each vesting date.
As to Mr. Hyzer, 3,507,034.725 vest on November 12, 2020 and 3,507,034.725 vest in equal monthly installments during the 24 months following November 12, 2020, in each case subject to his continued service on each vesting date.

As to Mr. Hays, of the 1,402,813.89 granted on July 26, 2018, 701,406.945 vest on July 1, 2020 and 701,406.945 vest in equal monthly installments during the 24 months following July 1, 2020, in each case subject to his continued service on each vesting date. Of the 3,507,034.75 granted on June 24, 2019, 1,753,517.35 vest on February 1, 2021 and 1,753,517.35 vest in equal monthly installments during the 24 months following February 1, 2021, in each case subject to his continued service on each vesting date. Of the 280,000 granted on October 17, 2019, 140,000 vest on October 1, 2021 and 140,000 vest in equal monthly installments during the 24 months following October 1, 2021, in each case subject to his continued service on each vesting date.

(2)	Based on the appreciation, if any, in the value of our business from and after the date of grant through the date of our most recent valuation prior to December 31, 2019.

(3)	Represents HSKB Units that vest in full upon the occurrence of certain liquidity events, as described above under “—Narrative to Summary Compensation Table—Equity Awards.”

(4)	Based on the appreciation, if any, in the value of our business from and after the date of grant through the date of our most recent valuation prior to December 31, 2019.
Termination and Change in Control Provisions
Of our named executive officers, only Mr. Hyzer is entitled to potential payments and benefits in connection with a termination of his employment and/or a change in control. The following summary describes the termination and change in control provisions under his employment agreement.
Mr. Hyzer’s Employment Agreement
Pursuant to Mr. Hyzer’s employment agreement, upon termination of his employment by the Company without cause or his resignation with good reason, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to one year of his base salary plus the expected amount of his annual performance bonus for the year in which the termination occurs, based on the Company’s projected achievement of performance metrics and prorated through the termination date; provided, that the bonus amount will not be prorated if such termination occurs as a result of an “acquisition” (defined as an acquisition by an unaffiliated party of a majority of the outstanding equity interests or all or substantially all of the assets of the Company or the result of a decision by the Company or its direct or indirect owners that the Company undergo an acquisition). Mr. Hyzer’s employment agreement further provides that upon termination of his employment due to death or disability, he is entitled to a severance payment equal to the expected amount of his annual performance bonus for the year in which the termination occurs, based on the Company’s projected achievement of performance metrics and prorated through the termination date.
For a description of restrictive covenants applicable to Mr. Hyzer, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” above.
Equity Awards
Each of the named executive officers holds equity awards pursuant to award agreements that provide for accelerated vesting upon certain qualifying terminations of employment. For a description of the accelerated vesting of the equity awards held by the named executive officers, see “—Narrative Disclosure to Summary Compensation Table—Equity Awards” above.
Compensation Arrangements to be Adopted in Connection with this Offering
2020 Stock Incentive Plan
In connection with this offering, we expect our board of directors to adopt, and our stockholders to approve, the Company’s 2020 Stock Incentive Plan (the “2020 Plan”).
Purpose. The purpose of the 2020 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.
Administration. The 2020 Plan is administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors. The compensation committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2020 Plan and any instrument or agreement relating to, or any award granted under, the 2020 Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the compensation committee deems appropriate for the proper administration of the 2020 Plan; adopt sub-plans; and to make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2020 Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the compensation committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2020 Plan. Unless otherwise expressly provided in the 2020 Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2020 Plan or any award or any documents evidencing awards granted pursuant to the 2020 Plan are within the sole discretion of the compensation committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. Subject to the provisions of the 2020 Plan, the compensation committee may designate participants, determine the types and sizes of awards to be granted to participants, and determine the terms and conditions of awards, which will be set forth in the applicable award agreement.
Shares Subject to 2020 Plan. The 2020 Plan is expected to provide that the total number of shares of common stock that may be issued under the 2020 Plan is          (the “plan share reserve”), provided, however, that the plan share reserve shall be increased on the first day of each fiscal year beginning with the 2021 fiscal year in an amount equal to the lesser of (i) the positive difference between (x)     % of the outstanding common stock on the last day of the immediately preceding fiscal year and (y) the plan share reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors. No more than the number of shares of common stock equal to the plan share reserve may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $          in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock underlying such award will be returned to the plan share reserve and may be granted again under the 2020 Plan. Shares of common stock withheld in payment of an option exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any option exercise price, a stock appreciation right’s base price, or taxes relating to an award will constitute shares issued to a participant and will thus reduce the plan share reserve. Awards may, in the sole discretion of the compensation committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the plan share reserve, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2020 Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.
Options. The compensation committee may grant non-qualified stock options and incentive stock options, under the 2020 Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2020 Plan. All stock options granted under the 2020 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2020 Plan is ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the compensation committee (so long as such shares have been held by the participant for at least six months or such other period established by the compensation committee to avoid adverse accounting treatment); or (iii) by such other method as the compensation committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and any applicable taxes. Any fractional shares of common stock will be settled in cash. Options will become vested and exercisable in such manner and on such date(s) or event(s) as determined by the compensation committee, provided that the compensation committee may, in its sole discretion, accelerate the vesting of any options at any time for any reason.
Unless otherwise provided by the compensation committee (whether in an award agreement or otherwise), in the event of (i) a participant’s termination of service for cause, all outstanding options will immediately terminate and expire, (ii) a participant’s termination of service due to death or disability, each outstanding unvested option will immediately terminate and expire, and vested options will remain exercisable for          following termination of service (or, if earlier, through the last day of the tenth year from the initial date of grant), and (iii) a participant’s termination for any other reason, outstanding unvested options will terminate and expire and vested options remain exercisable for     days following termination (or, if earlier, through the last day of the tenth year from the initial date of grant).
Restricted Shares and Restricted Stock Units. The compensation committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2020 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units. Restricted shares of our common stock and restricted stock units will become vested in such manner and on such date(s) or event(s) as determined by the compensation committee, provided that the compensation committee may, in its sole discretion, accelerate the vesting of any restricted shares of our common stock or restricted stock units at any time for any reason. Unless otherwise provided by the compensation committee, whether in an award agreement or otherwise, in the event of a participant’s termination for any reason prior to vesting of any restricted shares or restricted stock units, as applicable (i) all vesting with respect to the participant’s restricted shares or restricted stock units, as applicable, will cease and (ii) unvested restricted shares and unvested restricted stock units will be forfeited for no consideration on the date of termination.
Other Equity-Based Awards and Cash-Based Awards. The compensation committee may grant other equity-based or cash-based awards under the 2020 Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2020 Plan.
Effect of Certain Events on 2020 Plan and Awards. Other than with respect to cash-based awards, in the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in the 2020 Plan), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the compensation committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the compensation committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Plan Share Reserve, or any other limit applicable under the 2020 Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2020 Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (x) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (y) the exercise price or strike price with respect to any award, or (z) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the compensation committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.
In connection with any change in control, the compensation committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the compensation committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or base price thereof.
Nontransferability of Awards. Each award under the 2020 Plan will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the compensation committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.
Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate the 2020 Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2020 Plan or for changes in U.S. GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2020 Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2020 Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2020 Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2020 Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the compensation committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the compensation committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.
Dividends and Dividend Equivalents. The compensation committee in its sole discretion may provide that an award under the 2020 Plan includes dividends or dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalents either in cash, or in the sole discretion of the compensation committee, in shares of common stock having a fair market value equal to the amount of the dividends (and interest may be credited, at the discretion of the compensation committee, on the amount of cash dividend equivalents, at a rate and subject to terms determined by the compensation committee), which accumulated dividend equivalents (and any interest) will be payable at the same time as the underlying restricted stock units are settled following the lapse of restrictions (and with any accumulated dividend equivalents forfeited if the underlying restricted stock units are forfeited).
Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the compensation committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company. If a participant engages in any detrimental activity (as described below), as determined by the compensation committee, the compensation committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of a participant’s outstanding awards or (ii) forfeiture by the participant of any gain realized on the vesting or exercise of awards, and repayment of any such gain promptly to the Company. For purposes of the 2020 Plan and awards thereunder, “detrimental activity” means: any unauthorized disclosure of confidential or proprietary information of the Company or its subsidiaries; any activity that would be grounds to terminate the participant’s employment or service for cause; the participant’s breach of any restrictive covenant (including, but not limited, to any non-competition or non-solicitation covenants); or fraud or conduct contributing to any financial restatements or irregularities, as determined by the compensation committee in its discretion.
Director Compensation
None of our directors received compensation for their service on the board of directors for 2018 or 2019. However, all directors are reimbursed for their reasonable out-of-pocket expenses related to their board service.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Stockholders Agreement
In connection with this offering, we intend to enter into a stockholders agreement with our Sponsors and our Founders granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Exchange Agreement
We will enter into an exchange agreement with the holders of outstanding LLC Units pursuant to which each holder of LLC Units (and certain permitted transferees thereof) may (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of ZoomInfo Technologies Inc. on a          basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement will also provide that a holder of LLC Units will not have the right to exchange LLC Units if ZoomInfo Technologies Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with ZoomInfo Technologies Inc. or its subsidiaries to which the holder of LLC Units may be subject. ZoomInfo Technologies Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by ZoomInfo Technologies Inc. is correspondingly increased as it acquires the exchanged LLC Units.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with our Sponsors, Founders and certain members of management pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Tax Receivable Agreement
ZoomInfo Technologies Inc. will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by ZoomInfo Technologies Inc. to such pre-IPO owners of 85% of the benefits, if any, that ZoomInfo Technologies Inc. is deemed to realize (calculated using certain assumptions) as a result of (i) ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of ZoomInfo Technologies Inc. as a result of sales or exchanges of LLC Units for shares of Class A common stock after this offering, and (iii)  ZoomInfo Technologies Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and certain other tax benefits, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) ZoomInfo Technologies Inc.’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that ZoomInfo Technologies Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering and the increase in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of LLC Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Actual tax benefits realized by ZoomInfo Technologies Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the tax receivable agreement is an obligation of ZoomInfo Technologies Inc. and not of ZoomInfo OpCo. ZoomInfo Technologies Inc. expects to benefit from the remaining 15% of realized cash tax benefits. For purposes of the tax receivable agreement, the realized cash tax benefits will be computed by comparing the actual income tax liability of ZoomInfo Technologies Inc. to the amount of such taxes that ZoomInfo Technologies Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of ZoomInfo Technologies Inc. as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had ZoomInfo Technologies Inc. not entered into the tax receivable agreement. The actual and hypothetical tax liabilities determined in the tax receivable agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) ZoomInfo Technologies Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below), (ii) ZoomInfo Technologies Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if ZoomInfo Technologies Inc. had exercised its right to terminate the tax receivable agreement or (iii) there is a change of control of ZoomInfo Technologies Inc., in which case the pre-IPO owners may elect to receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the exchange of LLC Units for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•
the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of ZoomInfo OpCo at the time of each exchange. In addition, the increase in ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired upon the future exchange of LLC Units for shares of Class A common stock will vary depending on the amount of remaining existing tax basis at the time of such exchange;

•
the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of ZoomInfo OpCo, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•
the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreement; and

•
the amount and timing of our income— ZoomInfo Technologies Inc. is obligated to pay     % of the cash tax benefits under the tax receivable agreement as and when realized. If ZoomInfo Technologies Inc. does not have taxable income, ZoomInfo Technologies Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the tax receivable agreement.

Although the amount of ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement has been determined to be approximately $           million, the timing and amount of any related payments under the tax receivable agreement is uncertain since both will be dependent on the amount and timing of ZoomInfo Technologies Inc.’s income and other tax attributes.

We expect that as a result of the size of ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering (including such existing tax basis acquired from the Blocker Companies pursuant to the Blocker Mergers), the increase in ZoomInfo Technologies Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of ZoomInfo Technologies Inc. upon the exchange of LLC Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO LLC Unitholders exchange their LLC Units for shares of Class A common stock on the date of this offering) is approximately $           million. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax benefits that ZoomInfo Technologies Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to ZoomInfo Technologies Inc.by ZoomInfo OpCo are not sufficient to permit ZoomInfo Technologies Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to one year               plus               basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the exchanging holders of LLC Units.
In addition, the tax receivable agreement provides that upon certain changes of control, ZoomInfo Technologies Inc.’s (or its successor’s) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such transaction or all relevant tax attributes allocable to ZoomInfo Technologies Inc. at the time of a change of control), would be accelerated and the amounts payable would be based on certain assumptions, including whether ZoomInfo Technologies Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. With respect to previously exchanged or acquired LLC Units or all relevant tax attributes allocable to ZoomInfo Technologies Inc. at the time of a change of control, we would be required to make a payment equal to the present value (at a discount rate equal to one year               plus               basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.
Furthermore, ZoomInfo Technologies Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all LLC Units. In determining such anticipated future cash tax benefits, the tax receivable agreement includes several assumptions, including that (i) any LLC Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) ZoomInfo Technologies Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii)  ZoomInfo Technologies Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a rate equal to one year               plus               basis points. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that one year               were to be          %, we estimate that the aggregate amount of these termination payments would be approximately $           million if ZoomInfo Technologies Inc. were to exercise its termination right immediately following this offering.
As a result of the change of control provisions and the early termination right, ZoomInfo Technologies Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax benefits that ZoomInfo Technologies Inc. realizes in respect of the tax attributes subject to the tax receivable agreement (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreement) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of ZoomInfo Technologies Inc. would be automatically accelerated and be immediately due and payable in the event that ZoomInfo Technologies Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an existing owner exchanging LLC Units under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.
Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. ZoomInfo Technologies Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in this offering and increased upon the exchange of LLC Units for shares of Class A common stock, the anticipated tax basis adjustments or our utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the ZoomInfo Technologies Inc.’s cash tax benefits.
ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement
As a result of the Offering Transactions, ZoomInfo Technologies Inc. will hold LLC Units in ZoomInfo OpCo and will be the sole managing member of ZoomInfo OpCo. Accordingly, ZoomInfo Technologies Inc. will operate and control all of the business and affairs of ZoomInfo OpCo and, through ZoomInfo OpCo and its operating entity subsidiaries, conduct our business.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo as it will be in effect at the time of this offering, ZoomInfo Technologies Inc. has the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units pro rata in accordance with the percentages of their respective limited liability company interests.
The holders of LLC Units, including ZoomInfo Technologies Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of ZoomInfo OpCo. Net profits and net losses of ZoomInfo OpCo will generally be allocated to its holders, including ZoomInfo Technologies Inc., pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The amended and restated limited liability company agreement of ZoomInfo OpCo provides for cash distributions, which we refer to as “tax distributions,” to the holders of the LLC Units if ZoomInfo Technologies Inc., as the sole managing member of ZoomInfo OpCo, determines that a holder, by reason of holding LLC Units, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of ZoomInfo OpCo allocated to the holder of LLC Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate.
The amended and restated limited liability company agreement of ZoomInfo OpCo will also provide that substantially all expenses incurred by or attributable to ZoomInfo Technologies Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by ZoomInfo Technologies Inc., income tax expenses of ZoomInfo Technologies Inc. and payments on indebtedness incurred by ZoomInfo Technologies Inc., will be borne by ZoomInfo OpCo.
Other Related Person Transactions
Michelle Brewer, our Vice President, Human Resources, is the sister-in-law of Henry Schuck, our Chief Executive Officer. Total compensation paid by the Company to Michelle Brewer, including salary, bonus, and equity compensation, for the years ended December 31, 2016, 2017, and 2018 and the nine months ended September 30, 2019 was $0.2 million, $0.4 million, $1.8 million, and $0.9 million, respectively.
Hila Nir, our Chief Marketing Officer, is the sister-in-law of Nir Keren, our Chief Technology Officer. Total compensation paid by the Company to Hila Nir, including salary and equity compensation, since the Zoom Information Acquisition for the nine months ended September 30, 2019 was $1.8 million.

Commercial Transactions with Sponsor Portfolio Companies
Our Sponsors and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.
Statement of Policy Regarding Transactions with Related Persons
Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Indemnification of Directors and Officers
Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS
The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of ZoomInfo Technologies Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors, director nominees and executive officers as a group.
The percentage of beneficial ownership of shares of our Class A common stock and of LLC Units outstanding before the offering set forth below is based on the number of shares of our Class A common stock and of LLC Units to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our Class A common stock and of LLC Units after the offering set forth below is based on shares of our Class A common stock and of LLC Units to be issued and outstanding immediately after the offering.
The Pre-IPO LLC Unitholders will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to         the aggregate number of LLC Units of ZoomInfo OpCo held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange LLC Units for shares of Class A common stock of ZoomInfo Technologies Inc. pursuant to the exchange agreement.

	Class A Common Stock Beneficially Owned(1)				LLC Units Beneficially Owned(1)				Combined Voting Power(2)
	Number	Percentage			Number	Percentage			Percentage
Name of Beneficial Owner		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Parties to our stockholders agreement as a group	—	—	—	—
TA Associates(3)	—	—	—	—
Investment Funds affiliated with Carlyle(4)	—	—	—	—
22C Capital(5)	—	—	—	—
Kirk Brown(6)
Henry Schuck(7)	—	—	—	—
Cameron Hyzer(8)	—	—	—	—
Chris Hays(9)	—	—	—	—
Directors, director nominees and executive officers as a group ( persons)	—	—	—	—
________________

*	Represents less than 1%.

(1)
Subject to the terms of the exchange agreement, the LLC Units are exchangeable for shares of our Class A common stock on a          basis after the completion of this offering. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of LLC Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. In calculating the percentage of LLC Units beneficially owned after the Offering Transactions, the LLC Units held by ZoomInfo Technologies Inc. are treated as outstanding.

(2)
Represents percentage of voting power of the Class A common stock and Class B common stock of ZoomInfo Technologies Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”

(3)
Amounts beneficially owned reflects (i)                 LLC Units held by TA XI DO AIV, L.P., (ii)                  LLC Units held by TA XI DO AIV II, L.P., (iii)                           LLC Units held by TA Atlantic and Pacific VII-A, L.P. (iv)                   LLC Units held by TA AP VII-B DO Subsidiary Partnership, L.P., (v)                  LLC Units held by TA Investors IV, L.P., (vi)                          LLC Units held by TA SDF III DO AIV, L.P., (vii)                     LLC Units held by TA SDF III DO AIV II, L.P., (viii)                      LLC Units held by TA SDF II DO AIV, L.P., and (ix)                   LLC Units held by TA SDF II DO AIV II, L.P. (the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P. No stockholder, director or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a five-person investment committee consisting of the following employees of TA Associates, L.P.: Todd R. Crockett, Jason P. Werlin, Jason S. Mironov, Kurt R. Jaggers and Jeffrey T. Chambers. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.

(4)
Carlyle Partners VI Evergreen Holdings, L.P. (“Carlyle Evergreen”) is the record holder of                  LLC Units. TA XI DO Blocker LLC, TA SDF III DO Blocker LLC, TA SDF II DO Blocker LLC and TA AP VII-B DO Blocker LLC (the “Dash Entities” and, together with Carlyle Evergreen, the “Carlyle Investors”) are collectively the record holders of                  LLC Units. Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., which is a publicly traded entity listed on NASDAQ.  The Carlyle Group Inc. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities held of record by Carlyle Evergreen, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VI S1, L.L.C., which is the general partner of TC Group VI S1, L.P., which is the general partner of Carlyle Evergreen.

The Carlyle Group Inc. is also the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities held of record by the Dash Entities, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI, L.L.C., which is the general partner of TC Group VI, L.P., which is the general partner of Carlyle Partners VI Dash Holdings, L.P., which is the general partner of each of the Dash Entities.
Voting and investment determinations with respect to the securities held by Carlyle Evergreen are made by an investment committee of TC Group VI, L.P. and voting and investment determinations with respect to the securities held by the Dash Entities are made by an investment committee of TC Group VI S1, L.P., each of which is comprised of Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Peter Clare, Kewsong Lee, Norma Kuntz, Sandra Horbach and Marco De Benedetti as a non-voting observer.  Accordingly, each of the entities and individuals named in this footnote may be deemed to share beneficial ownership of the securities held of record by the Carlyle Investors.  Each of them disclaims beneficial ownership of such securities.
The address of each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.  The address of each of the other entities named in this footnote is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.

(5)
Amounts beneficially owned reflects: (1)          LLC Units held directly by 22C DiscoverOrg Financing, L.P., whose general partner is 22C DiscoverOrg MM, LLC; (2)          LLC Units held directly by 22C Magellan Financing, LLC, whose co-members are 22C Capital I, L.P. and 22C DiscoverOrg CP, L.P.; and (3)          shares of Class A Common Stock held directly by 22C Magellan Holdings, LLC, whose three members are 22C DiscoverOrg Investors, LLC, 22C Capital I, L.P. and 22C DiscoverOrg CP, L.P.   22C DiscoverOrg MM, LLC, is the managing member of 22C DiscoverOrg Investors, LLC. 22C DiscoverOrg Blocker, L.L.C. is a Limited Partner of 22C DiscoverOrg CP, L.P., and 22C Capital I-A, L.P. is the sole member of 22C DiscoverOrg Blocker, L.L.C.  22C DiscoverOrg Advisors, LLC is the managing member of 22C DiscoverOrg MM, LLC.  22C Capital GP I, L.L.C. is the general partner of 22C Capital I, L.P., 22C Capital I-A, L.P. and 22C DiscoverOrg CP, L.P  22C Capital GP I MM LLC is the managing member of 22C Capital GP I, L.L.C.  Eric Edell and D. Randall Winn are co-members of each of 22C DiscoverOrg Advisors, LLC and 22C Capital GP I MM LLC and, in such capacities, exercise voting or investment power over the shares held directly by 22C DiscoverOrg Financing, L.P., 22C Magellan Financing, LLC and 22C Magellan Holdings, LLC (collectively, the “22C Capital Funds”).  In addition, D. Randall Winn exercises voting and investment power over          shares of Class A Common Stock and          shares of LLC Units held directly by Mr. Winn in his individual capacity, and over          shares of Class A Common Stock and          shares of LLC Units held directly by Five W DiscoverOrg, LLC.  The address of each of the 22C Capital Funds, Eric Edell and D. Randall Winn is 70 East 55th Street, 14th Floor, New York, NY 10022.

(6)	The principal business address of Mr. Brown is c/o 1012 SE 64th Court, Vancouver, WA 98661.

(7)	The principal business address of Mr. Schuck is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.

(8)	The principal business address of Mr. Hyzer is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.

(9)	The principal business address of Mr. Hays is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
The foregoing table assumes an offering price of $           per share of Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus. However, while the aggregate number of shares of Class A common stock and LLC Units that will be held by existing owners will not change as a result of the initial public offering price per share in this offering, the precise number of shares of Class A common stock and LLC Units allocated to specific existing owners will differ from that presented in the table above if the actual initial public offering price per share differs from this assumed price.

For example, if the initial offering price per share of Class A common stock in this offering is $          , which is the low point of the price range set forth on the front cover of this prospectus, the beneficial ownership of Class A common stock and the LLC Units of the identified stockholders would be as follows:

	Class A Common Stock Beneficially Owned			LLC Units Beneficially Owned
Name of Beneficial Owner	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Parties to our stockholders agreement as a group	—	—	—
TA Associates	—	—	—
Investment funds affiliated with Carlyle	—	—	—
22C Capital	—	—	—
Kirk Brown
Henry Schuck	—	—	—
Cameron Hyzer	—	—	—
Chris Hays	—	—	—
Directors, director nominees and executive officers as a group ( persons)	—	—	—
________________

*	Represents less than 1%.

Conversely, if the initial public offering price per share of Class A common stock in this offering is $          , which is the high point of the price range set forth on the front cover of this prospectus, the beneficial ownership of Class A common stock and the LLC Units of the identified holders would be as follows:

	Class A Common Stock Beneficially Owned			LLC Units Beneficially Owned
Name of Beneficial Owner	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Parties to our stockholders agreement as a group	—	—	—
TA Associates	—	—	—
Investment funds affiliated with Carlyle	—	—	—
22C Capital	—	—	—
Kirk Brown
Henry Schuck	—	—	—
Cameron Hyzer	—	—	—
Chris Hays	—	—	—
Directors, director nominees and executive officers as a group ( persons)	—	—	—
________________

*	Represents less than 1%.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following section summarizes the terms of our material principal indebtedness.
First Lien Credit Agreement
On February 1, 2019, DiscoverOrg, LLC and DiscoverOrg Midco, LLC entered into a first lien credit agreement with Morgan Stanley Senior Funding, Inc., as the administrative agent, collateral agent and a letter of credit issuer, Morgan Stanley Senior Funding, Inc., Barclays Bank plc and Antares Capital LP, as joint lead arrangers and joint bookrunners and the other lenders and letter of credit issuers from time to time party thereto.
Our borrowings under the first lien credit agreement consist of $865.0 million initial term loans, maturing February 1, 2026, and a $100.0 million revolving credit facility, maturing February 1, 2024. Of these first lien term loans, $          million was outstanding as of December 31, 2019.
A portion of the revolving credit facility is available for letters of credit, of which $          million, was utilized as of December 31, 2019. Including letters of credit, there was $          million of borrowings outstanding under the revolving credit facility as of December 31, 2019.
Interest Rate and Fees
Borrowings under the first lien credit agreement bear interest at a rate per annum equal to, at our option, either (A) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest rate relevant to such borrowing, as adjusted by reserve percentages established by the Federal Reserve (subject to a floor of 0.00%), plus an applicable margin or (B) a base rate determined by reference to highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate,” (iii) 1.0% above the adjusted LIBOR rate for dollar deposits with a one month term commencing that day and (iv) 1.00% per annum, plus an applicable margin.
With respect to the first lien term loans that bear interest by reference to an adjusted LIBOR rate, the applicable margin is 4.50% per annum and with respect to the first lien term loans that bear interest by reference to a base rate, the applicable margin is 3.50% per annum. The applicable margin for the borrowings under the revolving credit facility varies depending on a consolidated first lien debt to consolidated EBITDA ratio calculated pursuant to the first lien credit agreement (the “consolidated first lien net leverage ratio”) and is 4.50% or 4.25% per annum for the loans that bear interest by reference to the adjusted LIBOR rate and 3.50% of 3.25% per annum for the loans that bear interest by reference to the base rate. The applicable margin was     % in the case of LIBOR rate loans and     % in the case of base rate loans as of December 31, 2019.
In addition, we pay certain recurring fees with respect to the first lien credit agreement, including (i) a fee for the unused commitments of the lenders under the revolving credit facility, accruing at a rate equal to (x) 0.50% per annum if the consolidated first lien net leverage ratio is greater than 4.40 to 1.00, (y) 0.375% if the consolidated first lien secured leverage ratio is equal to or less than 4.40 to 1.00 but greater than 3.90 to 1.00 or (z) 0.125% if the consolidated first lien leverage ratio is equal to or less than 3.90 to 1.00, (ii) letter of credit fees, including a fronting fee and processing fees to each issuing bank, which vary depending on the consolidated first lien net leverage ratio and (ii) administration fees. We paid $          million of such fees for fiscal year 2019.
Voluntary Prepayments
We may prepay, in full or in part, borrowings under the first lien credit agreement without premium or penalty (other than customary breakage costs with respect to LIBOR rate loans), subject to notice requirements, minimum prepayment amounts and increment limitations.

Mandatory Prepayments
The first lien credit agreement requires us to prepay outstanding first lien term loans, subject to certain exceptions, with:

•
50% (which percentage will be reduced to (i) 25%, if the consolidated first lien net leverage ratio is less than or equal to 4.40 to 1.00 but greater than 3.90 to 1.00 and to (ii) 0%, if the consolidated first lien net leverage ratio is less than or equal to 3.90 to 1.00) of our annual excess cash flow;

•
100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss or government taking of property for which insurance proceeds or condemnation awards are received, if DiscoverOrg, LLC or certain of its subsidiaries do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 540 days as long as such reinvestment is completed within 180 days from the date of such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, DiscoverOrg, LLC or certain of its subsidiaries may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the first lien credit agreement;

•	100% of the net cash proceeds of all incurrence or issuance by DiscoverOrg, LLC or certain of its subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)); and

•	100% of the net cash proceeds of the incurrence of any specified refinancing debt constituting revolving credit facilities.
We are also required to prepay the amount by which we exceed the revolving credit commitment.
Amortization
We are required to repay installments of the first lien term loans in quarterly installments equal to 0.25% of the aggregate principal amount of the initial term loan facility funded on February 1, 2019, with the remaining amount payable on the applicable maturity date with respect to such term loans.
Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.
Guarantee and Security
All obligations under the first lien credit agreement are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries of DiscoverOrg, LLC, subject to certain exceptions.
All obligations under the first lien credit agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the equity interests of DiscoverOrg, LLC and substantially all assets of DiscoverOrg, LLC and certain of its subsidiaries, subject to certain exceptions.
Certain Covenants and Events of Default
The first lien credit agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our subsidiaries’ capital stock;

•	make acquisitions, investments, loans or advances;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.
If the Company draws more than 35% of the revolving credit loan, the revolving credit loan is subject to a springing financial covenant pursuant to which the consolidated first lien net leverage ratio must not exceed 7.65 to 1.00. The first lien credit agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the first lien credit agreement will be entitled to take various actions, including the acceleration of amounts due under the first lien credit agreement and all actions permitted to be taken by a secured creditor.
Second Lien Credit Agreement
On February 1, 2019, DiscoverOrg, LLC and DiscoverOrg Midco, LLC entered into a second lien credit agreement with Morgan Stanley Senior Funding, Inc., as the administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc., Barclays Bank plc and Antares Capital LP, as joint lead arrangers and joint bookrunners and the other lenders from time to time party thereto.
The second lien credit agreement provides for $370.0 million initial term loan facility, maturing on February 1, 2027 of which $          million was outstanding as of December 31, 2019.
Interest Rate and Fees
Borrowings under the second lien credit agreement bear interest at a rate per annum equal to, at our option, either (A) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest rate relevant to such borrowing, as adjusted by reserve percentages established by the Federal Reserve (subject to a floor of 0.00%), plus an applicable margin or (B) a base rate determined by reference to highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate,” (iii) 1.0% above the adjusted LIBOR rate for dollar deposits with a one month term commencing that day and (iv) 1.00% per annum, plus an applicable margin.
With respect to the second lien term loans that bear interest by reference to an adjusted LIBOR rate, the applicable margin is 8.50% per annum and with respect to the second lien term loans that bear interest by reference to a base rate, the applicable margin is 7.50% per annum. In addition, we pay certain administration fees with respect to the second lien credit agreement.
Voluntary Prepayments
We may prepay, in full or in part, borrowings under the second lien credit agreement without premium or penalty (other than customary breakage costs with respect to LIBOR rate loans), subject to notice requirements, minimum prepayment amounts and increment limitations.
Mandatory Prepayments
Subject to the mandatory prepayments under the first lien credit agreement, the second lien credit agreement requires us to prepay outstanding second lien term loans, subject to certain exceptions, with:

•
100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss or government taking of property for which insurance proceeds or condemnation awards are received, if DiscoverOrg, LLC or certain of its subsidiaries do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 540 days as long as such reinvestment is completed within 180 days from the date of such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, DiscoverOrg, LLC or certain of its subsidiaries may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the first lien and second lien credit agreement; and

•	100% of the net cash proceeds of all incurrence or issuance by DiscoverOrg, LLC or certain of its subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)).
Guarantee and Security
All obligations under the second lien credit agreement are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries of DiscoverOrg, LLC, subject to certain exceptions.
Subject to the intercreditor agreement which provides that liens under the second lien credit agreement are junior to the liens under the first lien credit agreement, all obligations under the second lien credit agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the equity interests of DiscoverOrg, LLC and substantially all assets of DiscoverOrg, LLC and certain of its subsidiaries, subject to certain exceptions.
Certain Covenants and Events of Default
The second lien credit agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our subsidiaries’ capital stock;

•	make acquisitions, investments, loans or advances;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.
The second lien credit agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the second lien credit agreement will be entitled to take various actions, including the acceleration of amounts due under the second lien credit agreement and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our company” refer to ZoomInfo Technologies Inc. and not to any of its subsidiaries.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of              shares of Class A common stock, par value $0.01 per share,              shares of Class B common stock, par value $0.01 per share, and               shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to                    for each LLC Unit held by such holder on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced or increased as the number of LLC Units held by such holder of Class B common stock decreases or increases. For example, if a holder of Class B common stock holds 1,000 LLC Units as of the record date for determining stockholders of ZoomInfo Technologies Inc. that are entitled to vote on a particular matter, such holder will be entitled by virtue of such holder’s Class B common stock to                    votes on such matter. If, however, such holder were to hold 500 LLC Units as of the relevant record date, such holder would be entitled by virtue of such holder’s Class B common stock to                    votes on such matter. If at any time the ratio at which LLC Units are exchangeable for shares of Class A common stock of ZoomInfo Technologies Inc. changes from          as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly.

Upon completion of the Offering Transactions, there will be                    LLC Units outstanding (or                   LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock). ZoomInfo Technologies Inc. will hold                    LLC Units (or                    LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO LLC Unitholders will hold                    LLC Units.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Delaware law entitles the holders of the outstanding shares of Class A common stock and Class B common stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the class vote that the holders of Class A common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class A common stock the Company is entitled to issue and that the holders of Class B common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class B common stock the Company is entitled to issue. Thus, subject to any other voting requirements contained in the certificate of incorporation, any amendment to the certificate of incorporation increasing or decreasing the number of shares of either Class A common stock or Class B common stock that the Company is authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including both the Class A common stock and the Class B common stock), voting together as a single class.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of ZoomInfo Technologies Inc.
Our amended and restated certificate of incorporation does not provide for any restrictions on transfer of shares of Class B common stock.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the rights of the Class A common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the                   . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations
We intend to opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least       % of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least      % of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that our Sponsors and their affiliates and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies and Newly Created Directorships
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the parties to the stockholders agreement collectively beneficially own, in the aggregate, less than      % of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least           % of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the parties to the stockholders agreement collectively beneficially own, in the aggregate, less than      % of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when the parties to the stockholders agreement beneficially own, in the aggregate, at least       % in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the parties to the stockholders agreement so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when the parties to the stockholders agreement collectively own, in the aggregate, less than       % in voting power of our stock entitled to vote generally in the election of directors, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the parties to the stockholders agreement collectively beneficially own, in the aggregate, at least       % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when the parties to the stockholders agreement collectively beneficially own, in the aggregate, less than       % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least       % in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when the parties to the stockholders agreement collectively beneficially own, in the aggregate, less than       % in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least       % in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a % supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a % supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (4) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsors or any of their respective affiliates or any of our directors who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our Class A common stock will be               .
Listing
We have applied to list our Class A common stock on          under the symbol “        .”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock purchased in this offering that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.
If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Class A Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to United States federal income tax unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax
Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—If we or our pre-IPO owners sell additional shares of our Class A common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.”
Upon completion of this offering we will have a total of                      shares of our Class A common stock outstanding (or                      shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer. The                      shares of our Class A common stock held by the Pre-IPO Shareholders will be “restricted securities,” as defined in Rule 144 and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.
In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with the Pre-IPO LLC Unitholders, holders of LLC Units may (subject to the terms of the exchange agreement) exchange LLC Units for shares of our Class A common stock on a          basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, the Pre-IPO LLC Unitholders will hold                      LLC Units, all of which will be exchangeable for shares of our Class A common stock. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. Moreover, as a result of the registration rights agreement, all or a portion of these shares may be eligible for future sale without restriction, subject to the lock-up arrangements described below. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
In addition,                      shares of Class A common stock may be granted under our Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                      shares of Class A common stock.
Our amended and restated certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the amended and restated limited liability company agreement of ZoomInfo OpCo permits ZoomInfo OpCo to issue an unlimited number of additional limited liability company interests of ZoomInfo OpCo with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights
We will enter into one or more registration rights agreements with our pre-IPO owners pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for LLC Units. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
Lock-Up Agreements
We, our executive officers, our directors, and the holders of substantially all of our outstanding LLC Units have agreed, subject to enumerated exceptions, that we and they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to undertake any of the foregoing, without, in each case, the prior written consent of               and               for a period of          days after the date of this prospectus. For a discussion of the exceptions to the lock-up agreements, see “Underwriting.”
Rule 144
In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of Class A common stock indicated below:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          per share under the public offering price. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of shares of Class A Common Stock made outside of the United States may be made by affiliates of the underwriters.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                    additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                    shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$—	$—	$—
Underwriting discounts to be paid by us	$—	$—	$—
Proceeds, before expenses, to us	$—	$—	$—

The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $          . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $          .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
Our Class A common stock has been approved for listing on the                    under the trading symbol “          .”
We, our executive officers, our directors, and the holders of substantially all of our outstanding LLC Units have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending          days after the date of this prospectus (the “restricted period”):

•
offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock (the “securities”), whether any such transaction is to be settled by delivery of such securities, in cash or otherwise;

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or

•	in our case, publicly file any registration statement with the SEC relating to the offering of any such securities;
or, in each case, publicly disclose the intention to undertake any of the foregoing. In addition, each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any such securities.
The restrictions described in the immediately preceding paragraph are subject to certain customary exceptions.
The representatives, in their sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open-market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these

activities at any time. The underwriters may carry out these transactions on the                    , in the over-the-counter market or otherwise.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect of those liabilities.
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters and selling group members, if any, for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members, if any, that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our respective affiliates, for which they received or will receive customary fees, commissions and expenses. Certain of the underwriters or their respective affiliates are lenders and/or agents under our secured credit facilities.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares of Class A Common Stock will trade in the public market at or above the initial public offering price.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of Class A common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Class A common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada
The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each Member State of the European Economic Area, no offer to the public of any shares of our Class A common stock may be made in that Member State, except that an offer to the public in that Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person located in a Member State to whom any offer of shares of Class A Common Stock is made or who receives any communication in respect of an offer of shares of Class A Common Stock, or who initially acquires any shares of Class A Common Stock, will be deemed to have represented, warranted, acknowledged and agreed to and with us and each underwriter that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of Class A Common Stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares of Class A Common Stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale, or where shares of Class A Common Stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of Class A Common Stock to it is not treated under the Prospectus Directive as having been made to such persons.
We, the underwriters and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of shares of Class A Common Stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of Class A Common Stock. Accordingly, any person making or intending to make an offer in that

Member State of shares of Class A Common Stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of Class A Common Stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.
For the purposes of this provision: (i) the expression an “offer to the public” in relation to any shares of our Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; and (ii) the expression “Prospectus Directive” means Prospectus Regulation (EU) 2017/1129 (as amended) and includes any relevant implementing measure in each Member State.
United Kingdom
Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”) and accordingly, the shares of Class A Common Stock being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares of Class A Common Stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of Class A Common Stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares of Class A Common Stock may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares of Class A Common Stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Hong Kong
Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;
securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our Class A common stock pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification - In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our Class A common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of Class A Common Stock may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A Common Stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of Class A Common Stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A Common Stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statement of ZoomInfo Technologies Inc. as of November 14, 2019 and the consolidated financial statements of DiscoverOrg Holdings, LLC as of December 31, 2018 and for the year then ended, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 consolidated financial statements of DiscoverOrg Holdings, LLC refers to a change in the method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.
The consolidated financial statements of Zoom Information, Inc. and Subsidiaries as of January 31, 2019 and December 31, 2018 and for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018 have been audited by RSM US LLP, independent auditors, as stated in their report thereon, and are included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
We maintain an internet site at http://www.zoominfo.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Audited Balance Sheet of ZoomInfo Technologies Inc.
Report of Independent Registered Public Accounting Firm	F- 2
Balance Sheet as of November 14, 2019	F- 3
Notes to Balance Sheet	F- 4

Audited Consolidated Financial Statements of DiscoverOrg Holdings, LLC (“ZoomInfo OpCo”) and Subsidiaries
Report of Independent Registered Public Accounting Firm	F- 5
Consolidated Balance Sheet as of December 31, 2018	F- 6
Consolidated Statements of Operations for the Year Ended December 31, 2018	F- 7
Consolidated Statements of Changes in Members’ Deficit for the Year Ended December 31, 2018	F- 8
Consolidated Statements of Cash Flows for the Year Ended December 31, 2018	F- 9
Notes to Consolidated Financial Statements	F- 10

Unaudited Consolidated Financial Statements of DiscoverOrg Holdings, LLC and Subsidiaries
Consolidated Balance Sheets as of September 30, 2019 (Unaudited) and December 31, 2018	F- 28
Unaudited Consolidated Statements of Operations for the Nine Months Ended September 30, 2019 and September 30, 2018	F- 29
Unaudited Consolidated Statements of Changes in Members’ Deficit for the Nine Months Ended September 30, 2019 and September 30, 2018	F- 31
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2019 and September 30, 2018	F- 32
Notes to Unaudited Consolidated Financial Statements	F- 33

Audited Consolidated Financial Statements of Zoom Information, Inc. (“Pre-Acquisition ZI”) and Subsidiaries
Report of Independent Registered Public Accounting Firm	F- 54
Consolidated Balance Sheets as of January 31, 2019 and December 31, 2018	F- 55
Consolidated Statements of Operations for the Period from January 1, 2019 Through January 31, 2019 and the Year Ended December 31, 2018	F- 56
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity for the Period from January 1, 2019 Through January 31, 2019 and the Year Ended December 31, 2018	F- 57
Consolidated Statements of Cash Flows for the Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018	F- 58
Notes to Consolidated Financial Statements	F- 59

Report of Independent Registered Public Accounting Firm
Board of Directors
ZoomInfo Technologies Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying balance sheet of ZoomInfo Technologies Inc. (the Company) as of November 14, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 14, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Portland, Oregon
November 22, 2019

ZoomInfo Technologies Inc.
Balance Sheet

($ in dollars)

November 14,
2019
Assets
Cash	$1
Total Assets	$1

Stockholder’s Equity
Class A Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—
Class B Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 issued and outstanding	$1
Total Stockholder’s Equity	$1

Note 1 - Organization
ZoomInfo Technologies Inc. (the “Corporation”) was organized as a Delaware corporation on November 14, 2019. The Corporation’s fiscal year end is December 31. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole assets are expected to be an equity interest in DiscoverOrg Holdings, LLC.
The Corporation will be the managing member of DiscoverOrg Holdings, LLC and will operate and control all of the businesses and affairs of DiscoverOrg Holdings, LLC and, through DiscoverOrg Holdings, LLC and its subsidiaries, continue to conduct the business now conducted by these entities.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The Balance Sheet has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.
Note 3 - Stockholder’s Equity
The Corporation is authorized to issue 1,000 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 1,000 shares of class B common stock, par value $0.01 per share (“Class B Common Stock”). Under the corporation’s certificate of incorporation in effect as of November 14, 2019, all shares of Class A Common Stock and Class B Common Stock are identical. In exchange for $1.00, the Corporation has issued 100 shares of Class B common stock, all of which were held by DiscoverOrg Holdings, LLC as of November 14, 2019.
Note 4 - Subsequent Events
Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm
Board of Directors
DiscoverOrg Holdings, LLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of DiscoverOrg Holdings, LLC and subsidiaries (the Company) as of December 31, 2018, the related consolidated statements of operations, changes in members’ deficit, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Portland, Oregon
November 25, 2019

DiscoverOrg Holdings, LLC
Consolidated Balance Sheet

($ in millions)

December 31,
2018
Assets
Current assets:
Cash and cash equivalents	$9.0
Accounts receivable	31.0
Prepaid expenses and other current assets	2.9
Deferred costs	1.8
Income tax receivable	0.1
Related party receivable	0.2
Total current assets	45.0

Property and equipment, net	9.6

Other assets:
Intangible assets, net	88.7
Goodwill	445.7
Deferred costs, net of current portion	2.0
Total assets	591.0

Liabilities and Members' Deficit
Current liabilities:
Accounts payable	1.9
Accrued expenses and other current liabilities	9.5
Unearned revenue, current portion	47.9
Income taxes payable	0.1
Current portion of long-term debt, net of debt issuance costs	1.9
Total current liabilities	61.3

Unearned revenue, net of current portion	0.3
Long-term debt, net of current portion	631.8
Deferred tax liabilities	10.2
Other long-term liabilities	2.2
Total liabilities	705.8

Members' deficit	(114.8)

Total liabilities and members' deficit	$591.0

DiscoverOrg Holdings, LLC
Consolidated Statement of Operations

($ in millions)

Year Ended December 31,
2018
Revenue	$144.3

Cost of service:
Cost of service (1)	30.1
Amortization of acquired technology	7.7
Gross profit	106.5

Operating expenses:
Sales and marketing (1)	42.4
Research and development (1)	6.1
General and administrative (1)	20.8
Amortization of other acquired intangibles	7.0
Restructuring and transaction related expenses	3.6
Total operating expenses	79.9
Income from operations	26.6

Interest expense, net	58.2
Other (income) expense, net	(0.1)
Loss before income taxes	(31.5)

Benefit from income taxes	2.9
Net loss	$(28.6)
_________________

(1)	Amounts include equity-based compensation expense, as follows:

Cost of service	$8.3
Sales and marketing	15.8
Research and development	1.1
General and administrative	7.5
Total equity-based compensation expense	$32.7

DiscoverOrg Holdings, LLC
Consolidated Statement of Changes in Members’ Deficit

($ in millions)

Members' Deficit
Balance, December 31, 2017	$(25.5)
Member distributions	(93.4)
Equity-based compensation	32.7
Net loss	(28.6)
Balance, December 31, 2018	$(114.8)

DiscoverOrg Holdings, LLC
Consolidated Statement of Cash Flows

($ in millions)

Year Ended December 31,
2018
Cash flows from operating activities:
Net loss	$(28.6)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17.3
Amortization of debt discounts and issuance costs	1.8
Amortization of deferred commissions costs	1.5
Equity-based compensation expense	32.7
Deferred income taxes	(3.0)
Paid-in-kind (PIK) accrued interest	16.4
Provision for bad debt expense	0.6
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(8.9)
Prepaid expenses and other current assets	0.6
Deferred costs and other assets	(3.3)
Income tax receivable	1.9
Related party receivable	0.3
Accounts payable	(0.3)
Accrued expenses and other liabilities	(0.2)
Unearned revenue	15.0
Net cash provided by (used in) operating activities	43.8

Cash flows from investing activities:
Purchases of property and equipment and other assets	(4.6)
Cash paid for acquisitions, net of cash acquired	(8.5)
Net cash provided by (used in) investing activities	(13.1)

Cash flows from financing activities:
Payments on long-term debt	(3.7)
Proceeds from long-term debt	67.3
Payments of debt issuance costs	(0.1)
Distributions to members	(93.4)
Net cash provided by (used in) financing activities	(29.9)

Net increase in cash and cash equivalents	0.8
Cash and cash equivalents, beginning of year	8.2
Cash and cash equivalents, end of year	$9.0

Supplemental disclosures of cash flow information
Interest paid in cash:	$40.2

Supplemental disclosures of non-cash investing and financing activities:
Deferred variable consideration from acquisition of a business	$1.1

Note 1 - Organization
DiscoverOrg Holdings, LLC (together with its subsidiaries, “DiscoverOrg” or the “Company”) provides a go-to-market intelligence platform for sales and marketing teams.  Our cloud-based solutions provide accurate and comprehensive intelligence on organizations and professionals in order to help users identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
Our headquarters are located in Vancouver, WA and we operate in five offices throughout the US.
We began operations in 2007 through a predecessor entity then called DiscoverOrg, LLC and were incorporated in Delaware in 2014 as a limited liability company. The Company is comprised of two limited liability companies that are treated as partnerships for tax purposes, 6 limited liability companies that are single member entities and disregarded for tax purposes, and one corporation.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements include the results of DiscoverOrg Holdings, LLC and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the US requires us to make certain estimates, judgments, and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates relate to, but are not limited to, revenue recognition, allowance for doubtful accounts, contingencies, valuation and useful lives of long-lived assets, fair value of tangible and intangible assets acquired in a business combination, equity-based compensation and income taxes, among other things. We base these estimates on historical and anticipated results, trends, and other assumptions with respect to future events that we believe are reasonable and evaluate our estimates on an ongoing basis. Given that estimates and judgments are required, actual results may differ from our estimates and such differences could be material to our consolidated financial position and results of operations.
Revenue Recognition
We derive revenue primarily from subscription services. Our subscription services consist of our SaaS applications and related access to our databases. Subscription contracts are generally based on the number of users that access our applications and the number of datasets or records that can be accessed. Our subscriptions contracts typically have a term of 1 to 3 years and are non-cancellable. We typically bill for services quarterly or annually in advance.
The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”), effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017. As such, the consolidated financial statements present revenue in accordance with Topic 606 for all the periods presented.
The Company accounts for revenue contracts with customers through the following steps:

(1)	identify the contract with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

(4)	allocate the transaction price; and

(5)	recognize revenue when or as the Company satisfies a performance obligation.
We recognize revenue for subscription contracts on a ratable basis over the contract term, beginning on the date that our service is made available to the customer. Unearned revenue results from revenue amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations. Determining the transaction price often involves significant judgments and estimates that can have a significant impact on the timing and amount of revenue reported. At times, the Company may adjust billing under a contract based on the addition of services or other circumstances, which are accounted for as variable consideration under Topic 606. The Company estimates these amounts based on historical experience and reduces revenue recognized.
Fair Value Measurements
We measure assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
Level 1 - Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - Other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs that are supported by little or no market activity, including our own assumptions in determining fair value
The Company's financial instruments consist principally of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, and accounts payable, accrued expenses, and long-term debt. The carrying value of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, accounts payable, and accrued expenses approximate fair value, primarily due to short maturities. The carrying values of the Company's debt instruments approximate their fair value based on Level 2 inputs since the instruments carry variable interest rates based on the London Interbank Offered Rate (“LIBOR”) or other applicable reference rates.
Cash and Cash Equivalent
Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Our cash accounts are maintained at various high credit quality financial institutions and may exceed federally insured limits. We have not experienced any losses in such accounts. Concentrations of credit risk with respect to accounts receivable and revenue are limited due to a large, diverse customer base. We do not require collateral from clients. We maintain an allowance for doubtful accounts based upon the expected collectability of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management’s expectations. No single client accounted for 10% or more of our revenue or accounts receivable for the year ended December 31, 2018.
Accounts Receivable, Net and Contract Assets
Accounts receivable is comprised of invoices of revenue, net of allowance for doubtful accounts and do not bear interest. Management’s evaluation of the adequacy of the allowance for doubtful accounts considers historical collection experience, changes in customer payment profiles, the aging of receivable balances, as well as current economic

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

conditions, all of which may impact a customer’s ability to pay. The Company also has an outstanding receivable from a predecessor entity that is a current member of $0.2 million as of December 31, 2018. The Company does not have significant bad debt experience with customers, and therefore the allowance for doubtful accounts is immaterial.
The assessment of variable consideration to be constrained is based on estimates, and actual consideration may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. Changes in variable consideration are recorded as a component of net revenue.
Contract assets represent a contractual right to consideration in the future. Contract assets are generated when contractual billing schedules differ from revenue recognition timing.
Property and Equipment, Net
Property and equipment is stated at cost, net of accumulated depreciation and amortization. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization costs are expensed on a straight-line basis over the lesser of the estimated useful life of the asset or the remainder of the lease term for leasehold improvements. Qualifying internal use software costs incurred during the application development stage, which consist primarily of internal product development costs, outside services, and purchased software license costs are capitalized and amortized over the estimated useful life of the asset. Estimated useful lives range from 3 years to 10 years.
Deferred Commissions
Certain sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These sales commissions for initial contracts are capitalized and included in deferred costs and deferred costs, net of current portion, based on expected timing of reversal. Deferred sales commissions are amortized on a straight-line basis over the estimated period of benefit from the customer relationship that we have determined to be three years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expense on the Consolidated statement of operations.
Certain commissions are not capitalized as they do not represent incremental costs of obtaining a contract. Such commissions are expensed as incurred.
Advertising and Promotional Expenses
The Company expenses advertising costs as incurred in accordance with ASC 720-35, Other Expenses - Advertising Cost.” Advertising expenses of $2.5 million are included in sales and marketing on the Consolidated statement of operations.
Research and Development Costs
We account for research and development costs in accordance with the ASC 730, Research and Development. Under ASC 730, all research and development costs are expensed as incurred. Our research and development costs consist primarily of salaries, employee benefits, related overhead costs associated with product development, testing, quality assurance, documentation, enhancements and upgrades.
Restructuring and Transaction Related Expenses
The Company defines restructuring and transaction related expenses as costs directly associated with acquisition or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. In general, the Company records involuntary employee-related exit and disposal costs when there is a substantive plan for employee severance and related costs are probable and estimable. For one-time termination benefits (i.e., no substantive plan), transaction related bonuses, and employee retention costs, expense is recorded when the employees are entitled to receive such benefits and the amount can be reasonably estimated. Contract termination fees and penalties and other exist and disposal costs are generally recorded when incurred.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Business Combinations
We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is no more than one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. DiscoverOrg has one reporting unit.
We first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment, we perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including the discount rate, growth rate, and future financial performance. Valuations of similarly situated public companies are also evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions (see Note 5). Acquired intangible assets are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from 2 years to 15 years.
Impairment of Long-Lived Assets
Long-lived assets, such as property and equipment and acquired intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated future cash flows of the asset.
Unearned Revenue
Unearned revenue consists of customer payments and billings in advance of revenue being recognized from our subscription services. Unearned revenue that is anticipated to be recognized within the next 12 months is recorded as Unearned revenue, current portion and the remaining portion is included in Unearned revenue, net of current portion.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Debt Issuance Costs
Costs incurred in connection with the issuance of long-term debt are deferred and amortized as interest expense over the terms of the related debt using the effective interest method for term debt and on a straight-line basis for revolving debt. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from a combination of current and long-term portions of debt. Upon a refinancing or amendment, previously capitalized debt issuance costs are expensed and included in loss on extinguishment of debt, if we determine that there has been a substantial modification of the related debt. If we determine that there has not been a substantial modification of the related debt, any previously capitalized debt issuance costs are amortized as interest expense over the term of the new debt instrument.
Income Taxes
DiscoverOrg is comprised of two limited liability companies that are treated as partnerships for federal U.S. tax purposes, 6 limited liability companies that are single member entities and disregarded for tax purposes, and one corporation.
For partnership and disregarded entities, taxable income and the resulting liabilities are allocated among the owners of the entities and reported on the tax filings for those owners. We record income tax provision, deferred tax assets, and deferred tax liabilities only for the items for which DiscoverOrg is responsible for making payments directly to the relevant tax authority.
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as other assets and deferred tax liabilities on the consolidated balance sheets. A deferred tax asset is recognized if it is more likely than not that a tax benefit will be accepted by a taxing authority.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.
We are required to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.
We recognize the tax benefit from entity level uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
Equity-Based Compensation
The Company periodically grants incentive units to employees and nonemployees, which generally vest over a four-year period. The incentive units represent profits interests in the Company, which is an interest in the increase in the value of the entity over the Participation Threshold, as determined by the Board of Directors. The holder, therefore, has the right to participate in distributions of profits only in excess of the Participation Threshold. The Participation Threshold was based on the valuation of a common unit on or around the grant date.
The Company accounts for incentive units in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). In accordance with ASC 718, compensation expense is measured at estimated fair value of the incentive units and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Company uses a Black-Scholes option pricing model to determine fair value of its incentive units. The Black-Scholes option pricing model includes various assumptions, including the expected life of incentive units, the expected volatility and the expected risk-free interest rate. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions are used, unit-based compensation cost could be materially impacted.
The Company measures employee, nonemployee, and board of director equity-based compensation on the grant date fair value basis. Equity-based compensation expense is recognized over the requisite service period of the awards. For equity awards that have a performance condition, the Company recognizes compensation expense based on its assessment of the probability that the performance condition will be achieved. The Company accounts for nonemployee equity-based compensation in accordance with ASC 505-50-25, " Equity Based Payments to Non-Employees, " which requires the measurement and recognition of compensation expense for all equity-based payment awards made to nonemployees based on estimated fair values.
The Company classifies equity-based compensation expense in its Consolidated statement of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) jointly issued a new revenue recognition standard, Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, later codified as Accounting Standards Codification (“ASC”) 606, that is designed to improve financial reporting by creating a common recognition guidance for GAAP. Subsequently, the FASB and IASB issued several amendments, which, along with the initial issuance, are collectively referred to herein as ASC 606. This guidance provides a framework for addressing revenue issues, improves comparability of revenue recognition practices across industries, provides useful information to users of financial statements through expanded disclosure requirements, and simplifies the presentation of financial statements. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services.
On January 1, 2018, DiscoverOrg adopted ASC 606, using the full retrospective method. Results for all reporting periods have been adjusted to reflect the impact of ASC 606. In adopting the guidance, we applied the guidance to all customer contracts and used several available practical expedients, including ignoring the impact of contracts that began and were completed within a single annual reporting period and reflecting the aggregate effect of modifications to contracts that occurred prior to the earliest annual reporting period, as well as ongoing practical expedients including assessing contracts with similar terms and conditions on a “portfolio” basis.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment (“ASU 2017- 04”). The new standard simplifies how an entity measures goodwill impairment by removing the second step of the two-step quantitative goodwill impairment test. An entity will no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured at the amount by which the carrying value exceeds the fair value of a reporting unit; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount. ASU 2017-04 requires prospective adoption and is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2017-04 effective January 1, 2018. The adoption of this standard did not impact the consolidated financial statements.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842), which increases the transparency and comparability among organizations’ accounting for leases. The guidance requires a company to recognize lease assets and liabilities on the balance sheet, as well as disclose key information about lease arrangements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company expects to adopt Topic 842 as of January 1, 2019 under this new alternative transition method. The Company will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carry forward the historical lease classification. In addition, as a practical expedient relating to its property lease, the Company will not separate lease components from nonlease components. The Company will not elect the hindsight practical expedient permitted under the transition guidance within the new lease standard. The Company has substantially completed an assessment of the new standard’s impact, and while the Company does not expect a material impact from adoption on its Consolidated statements of operations or comprehensive loss, the Company does expect to record a material increase in its assets and liabilities on the balance sheet upon adoption of this standard. Upon adoption, the Company expects to recognize a right-of-use asset in the range of $9 million to $10 million and a lease liability in the range of $12 million to $13 million, largely pertaining to our headquarter office lease.
In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718) -Improvements to Nonemployee Share-Based Payment Accounting. This update expands the scope of Topic 718, Compensation - Stock Compensation, to include equity-based awards granted to nonemployees in exchange for goods or services. The accounting for employees and nonemployees will be substantially aligned. For public entities, ASU 2018-07 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition periods, ASU 2018-07 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities but no earlier than the Company's adoption of ASU 2014-09. The Company is currently planning to adopt ASU 2018-07 on January 1, 2019. We are currently evaluating the impact of this update on our consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU No. 2018-15 Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”) which aligns the requirements for capitalizing implementation costs in cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. Companies can choose to adopt the new guidance prospectively or retrospectively. The Company has elected to early adopt the standard, on a prospective basis, effective for the year and interim periods within the year beginning January 1, 2019. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.
Note 3 - Revenue from Contracts with Customers
Revenue Detail
Revenue comprised the following service offerings (in millions):

Year Ended December 31,
2018
Business intelligence tools	$143.4
Email verification service	0.9
Total Revenue	$144.3

Note 3 - Revenue from Contracts with Customers (continued)

Go-To-Market business intelligence tools are subscription services that allow customers access to our SaaS tools to support sales and marketing processes, which include data covering companies and analytics to search for and identify their target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress and momentum through the deal cycle.
Email verification service is a service whereby customers can verify that emails are valid prior to sending, which can be helpful to avoid wasting resources or being flagged as sending spam. Email verification services are typically billed on a usage basis with customers paying each period as they utilize email verification services.
Of the total revenue recognized in the year, $32.8 million were included in the unearned revenue balance as of December 31, 2017. Revenues recognized from performance obligations satisfied (or partially satisfied) in previous periods were not material.
Revenue by geography is determined based on the domicile of the DiscoverOrg contracting entity. All customer contracts are with our U.S. entities, therefore 100% of our revenue is designated as U.S. revenue. Due to the SaaS-based nature of our service, it is possible that some of our customers use the service outside of the U.S. We estimate that less than 10% of our customers are located outside of the U.S.
Contract Assets and Unearned Revenue
The Company’s standard billing terms typically require payment at the beginning of each annual or quarterly period. Subscription revenue is generally recognized ratably over the contract term starting with when our service is made available to the customer. Email verification service revenue is recognized in the period services are utilized by our customers. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. The Company records a contract asset when revenue recognized on a contract exceeds the billings to date for that contract. Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the quarter. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. As of December 31, 2018, the Company had contract assets of $1.1 million and are recorded as current assets within Prepaid expenses and other current assets in the consolidated balance sheet. As of December 31, 2018, the Company had unearned revenue of $48.2 million.
ASC 606 introduced the concept of transaction price allocated to the remaining performance obligations of a contract, which is different than unbilled deferred revenue under ASC 605. Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, and disparate contract terms. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and backlog. The Company's backlog represents installment billings for periods beyond the current billing cycle. The majority of the Company’s noncurrent remaining performance obligations will be recognized in the next 13 to 36 months.
The remaining performance obligations consisted of the following (in millions):

	Current	Noncurrent	Total
As of December 31, 2018	$111.9	$43.2	$155.1

Note 4 - Business Combinations
NeverBounce
In September 2018, DiscoverOrg acquired certain assets and assumed certain liabilities of Metrics Delivered LLC (“NeverBounce”), which provided email verification services under the NeverBounce trade name. The Company has included the financial results of NeverBounce in the consolidated financial statements from the date of acquisition. Transaction costs associated with the acquisition were $0.1 million and are included in General and administrative expense. The acquisition date fair value of the consideration transferred for NeverBounce was approximately $9.6 million, which was comprised of the following (in millions):

Cash	$8.5
Contingent Earnout Payments	1.1
Total Purchase Consideration	$9.6
The fair value of the Contingent earnout payments was determined based on management’s estimate of probability-weighted future payments. The total amount of potential future contingent payments could be $2.0 million if all performance criteria are met. The total potential future contingent payment amount is comprised of a) one payment of up to $0.4 million due in the second quarter of 2019 and b) one payment of up to $1.6 million due in the second quarter 2020.
The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Fixed assets	$0.1
Brand portfolio	0.2
Developed technology	2.3
Customer relationships	1.1
Accrued expenses & unearned revenue	(0.1)
Net assets acquired	$3.6
The excess of purchase consideration over the fair value of the net tangible and intangible assets acquired was $6.0 million and was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The fair values of assets acquired and liabilities assumed may be subject to change as additional information is received, including the finalization of tax assets and liabilities.
The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Useful Life
Brand portfolio	$0.2	7 years
Developed technology	2.3	7 years
Customer relationships	1.1	5 years
Developed technology represents the fair value of the NeverBounce technology. Customer relationships represent the fair values of the underlying relationships with NeverBounce customers. The goodwill balance is primarily attributed to the assembled workforce and the expanded market opportunities when integrating NeverBounce’s technology with DiscoverOrg’s technology. The goodwill balance is expected to be deductible for U.S. income tax purposes.

Note 5 - Property and Equipment
The Company’s fixed assets consist of the following (in millions):

Year Ended December 31,
2018
Computer equipment	$1.9
Furniture and fixtures	1.2
Leasehold improvements	2.0
Capitalized software	10.3
15.4
Less: accumulated depreciation	(5.8)
Property and equipment, net	$9.6
Depreciation expense was $ 2.6 million for the year ended December 31, 2018.
Note 6 - Goodwill and Acquired Intangible Assets
Intangible assets consisted of the following as of December 31 (in millions):

	2018
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:
Customer relationships	$95.6	$(17.4)	$78.2	14.9
Acquired technology	45.4	(37.5)	7.9	3.9
Brand portfolio	4.6	(2.0)	2.6	9.7
Net intangible assets subject to amortization	$145.6	$(56.9)	$88.7

Intangible assets not subject to amortization
Goodwill			$445.7
Amortization expense was $14.7 million for the year ended December 31, 2018. A summary of estimated future amortization expense is as follows (in millions):

For the year ending December 31,	2019	$12.3
	2020	7.5
	2021	7.5
	2022	7.5
	2023	7.4
	Thereafter	46.5
		$88.7

Note 6 - Goodwill and Acquired Intangible Assets (continued)

The following summarizes changes to the Company’s goodwill (in millions):

Balance at January 1, 2018	$439.7
Acquisition	6.0
Balance at December 31, 2018	$445.7
Based on the results of the Company’s impairment assessment, the Company did not recognize any impairment of goodwill during the year ended December 31, 2018.
Note 7 - Financing Arrangements
The carrying values of the Company’s borrowings were as follows (in millions):

Instrument	Date of Issuance	Maturity Date	2018 Elected Interest Rate	Carrying value as of December 31, 2018
Antares First Lien Term Loan	August 2017	August 2023	LIBOR + 4.5%	$368.6
Goldman Second Lien Term Loan	February 2016	February 2024	LIBOR + 8.5%	147.4
Subordinated Term Loan	September 2017	September 2024	LIBOR + 12.5%	117.7
Total Carrying Value of Debt				$633.7
less current portion				(1.9)
Total Long Term Debt				631.8
The expected future principal payments for all borrowings as of December 31, 2018 is as follows (in millions):

		Contractual Maturity	Discounts and Issuance Costs	As Presented
For the year ended December 31,	2019	$3.8	$(1.9)	$1.9
	2020	3.8	(1.9)	1.9
	2021	3.8	(1.9)	1.9
	2022	3.8	(2.0)	1.8
	2023	358.1	(1.6)	356.5
	Thereafter	270.0	(0.3)	269.7
		$643.3	$(9.6)	$633.7
Antares First Lien Term Loan
In August 2017, the Company entered into a $330 million senior term loan with Antares that matures in August 2023. In March 2018, the Company executed an amendment to the term loan and issued an additional $47.7 million of First Lien Term Loan debt. The interest rate is based on LIBOR or a defined Base Rate plus an applicable rate ranging from 4.25% to 4.5%, depending on our leverage ratio. The Base Rate is the higher of prime or the Federal Funds Rate plus 0.5%. The term loan is collateralized by all assets of the Company. As of December 31, 2018, there was $373.2 million outstanding on this term loan. The loan was issued with a $2.5 million original issue discount (“OID”), which is amortized to interest expense using the effective interest method. The Company incurred $3.2 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
The credit agreement requires the Company to make certain payments on the outstanding loan balances if it has generated excess cash flows as defined by the credit agreement, beginning the year ended December 31, 2020.

Note 7 - Financing Arrangements (continued)

Goldman Second Lien Term Loan
In February 2016, the Company entered into a $55.0 million second lien term loan agreement with Goldman Sachs. In August 2017 and March 2018, the facility was increased by $75.0 million and $19.8 million, respectively. The interest rate is based on LIBOR plus an applicable margin of 8.5% or a defined Base Rate plus an applicable rate ranging from 8.3% to 8.5%, depending on our leverage ratio. The Base Rate is the higher of prime or the Federal Funds Rate plus 0.5%. The term loan is collateralized by all assets of the Company. As of December 31, 2018, there was $149.8 million outstanding on this term loan. The loan was issued with a $1.0 million original issue discount (“OID”), which is amortized to interest expense using the effective interest method. The Company incurred $1.8 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
Subordinated Loan
In September 2017, the Company entered into a $100 million senior subordinated loan. The interest rate is based on the LIBOR plus an applicable margin of 12.5%. The interest is payable in kind (PIK) and increases the outstanding principal amount on each interest payment date. As of December 31, 2018, there was $120.2 million in principal and interest outstanding on this loan, respectively. The Company incurred $3.2 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
As described in Note 12, the aforementioned outstanding financing arrangements were repaid on February 1, 2019.
Note 8 - Commitments and Contingencies
Operating leases - The Company is a lessee under various noncancelable operating leases which have remaining terms through 2025. Future minimum lease payments as of December 31, 2018 are as follows (in millions):

		Contractual Payments Due	Expected Sub-Lease Payments	Net Expected Commitments
For the year ended December 31,	2019	$2.1	$(0.2)	$1.9
	2020	2.0	(0.4)	1.6
	2021	2.2	(0.5)	1.7
	2022	2.2	(0.5)	1.7
	2023	2.3	(0.6)	1.7
	Thereafter	5.0	(1.5)	3.5
		$15.8	$(3.7)	$12.1
Our operating leases contain various provisions for increases in rental rates on a graduated basis based on a predetermined escalation schedule and for options to renew, which could increase future minimum lease payments if exercised. We recognize expense on a straight-line basis over the lease term, with the difference between the expense and rent payments being recognized as deferred rent. Total rent expense for the year ended December 31, 2018 was $1.9 million.
Sales and use tax - The Company has conducted an assessment of sales and use tax exposure in states where the Company has established nexus. Based on this assessment, the Company has recorded a liability for taxes owed and related penalties and interest in the amount of $1.4 million at December 31, 2018. This liability is included in Accrued expenses and other current liabilities.
Contingent earnout payments - The Company is contingently committed to making additional payments of up to $2.0 million as part of our acquisition of NeverBounce. Refer to Note 4 - Business Combinations.

Note 9 - Members’ Deficit
In March 2018, certain members of the Company sold membership interests to private equity funds managed by Carlyle Partners (“Carlyle Investment”) and entered into the Third Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). The LLC Agreement establishes different classes of membership units and the rights and economics related to each. All existing units of the Company were converted at the time of the Carlyle Investment to new Common and Preferred units. Class P units were reserved for use in equity incentive programs for employees, directors, and service providers.
Distributions to members are generally to be made in priority order, first to Preferred Units up to the initial investment level, then to Common Units up to the initial investment level, and then ratably to all units, with Class P Units participating in distributions once other units have achieved a specified Return Threshold.
As of December 31, 2018, there were 383.8 million Preferred Units outstanding, 983.9 million Common Units outstanding, and 22.9 million Class P Units outstanding. Prior to the Carlyle Investment, the Company operated under the Amended and Restated Limited Liability Company Agreement (the “Prior LLC Agreement”).
Class P Incentive Units - Class P units under the current LLC Agreement and the Class C units under the Prior LLC Agreement that converted to Common Units (collectively the “Incentive Units”) operate under employee incentive programs and are granted to employees and service providers as approved by the Board of Managers. These awards are subject to a time-based vesting condition. The service vesting condition is generally over four years with 50% vesting on the two year anniversary of the grant date of the award and the remainder vesting monthly thereafter. The fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumption ranges and fair value per unit:

Year Ended December 31,
2018
Volatility	39% - 41%
Expected Life	4 years
Risk-free Rate	2.49% - 2.82%
Fair Value per Unit	$1.00 - $1.30
We estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The estimated life for the units was based on the expected hold period of private equity owners. The risk-free rate is based on the rate for a U.S. government security with the same estimated life at the time of grant. As of December 31, 2018, the amount of unamortized equity-based compensation related to the Incentive Units is $9.9 million.
HSKB Incentive Units - The founders of the Company previously contributed membership units into an upper tier entity that they control which may allocate profits interests to employees of the Company (“HSKB Grants”). These awards are recorded in accordance with the measurement and recognition criteria of ASC 505-50, “Equity-Based Payments to Non-Employees”. All HSKB Grants have been issued with a performance vesting condition wherein the awards vest upon the cumulative change of more than 90% of the membership interests in the Company. The Company will recognize compensation cost under these awards when it determines it is probable that the performance condition will be achieved.
In 2018, in connection with the Carlyle Investment described above, holders of HSKB Grants received a cash distribution subject to certain time-vesting conditions. As a result, the Company recorded equity-based compensation cost of $21.8 million during 2018.
HSKB allocated an additional $31.3 million to be paid over three years from 2019 to 2021 if the holder of the HSKB grant is employed by the Company as of the payment date. The Company recognizes compensation cost associated with this commitment as it is earned over time. In March 2019, HSKB distributed $11.9 million against this commitment,

Note 9 - Members' Deficit (continued)

of which $9.5 million had been recognized as compensation cost in the Consolidated statement of operations as of December 31, 2018 with an offset to Members’ Deficit. As of December 31, 2018, the amount of unrecognized equity-based compensation related to the HSKB Grants is $77.6 million.
In connection with the Carlyle Investment transaction, accelerated vesting was triggered on all unvested units and they were converted to new Common and Preferred units. The Company recognized $0.3 million compensation expense in connection with this accelerated vesting event. On March 12, 2018, 82,735 unvested Class C units held by employees were converted into 7.0 million Common units subject to time-vesting conditions, of which 5.2 million were fully vested upon conversion and 1.8 million were unvested.

	Common Units		Class C Units		Class P Units
	Shares	Weighted Avg Grant Date Fair Value/Unit	Shares	Weighted Avg Grant Date Fair Value/Unit	Shares	Weighted Avg Grant Date Fair Value/Unit
Non-vested units at January 1, 2018	—	—	159,905	$7.18	—	—
Granted	2,845,304	$1.00	—	—	22,865,875	$0.44
Vested	(1,078,582)	1.00	(159,905)	7.18	—	—
Non-vested units at December 31, 2018	1,766,722	$1.00	—	—	22,865,875	$0.44
The following table summarizes equity-based compensation expense related to employee incentive unit awards (in millions):

Year Ended December 31,
2018
Cost of service and Operating expenses include equity-based compensation expenses as follows:
Cost of service	$8.3
Sales and marketing	15.8
Research and development	1.1
General and administrative	7.5
Total equity-based compensation expense	$32.7
Note 10 - Segment and Geographic Data
The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information for purposes of making operating decisions, assessing financial performance and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As the Company operates as one operating segment, all required segment financial information is found in the condensed consolidated financial statements.
Long-lived assets by geographical region are based on the location of the legal entity that owns the assets. As of December 31, 2018, there were no significant long-lived assets held by entities outside of the United States.

Note 10 - Segment and Geographic Data (continued)

Revenue by geographical region is determined by location of the Company’s customers. Revenue from customers outside of the United States was approximately 7% of total revenue for the year ended December 31, 2018. Revenue by geographic region is as follows (in millions):

Year Ended December 31,
2018
United States	$134.9
Rest of world	9.4
$144.3
Note 11 - Income Tax Provision
The provision for income taxes is based on the effective annual tax rate for each fiscal year. The provision includes anticipated current year income taxes payable and the tax effect of anticipated differences between the financial reporting and tax basis of assets and liabilities.
The benefit from income taxes for the period ended December 31, 2018 consists of the following (in millions):

Year Ended December 31,
2018
Current tax provision
Federal	—
State	0.1
0.1

Deferred tax provision
Federal	(2.0)
State	(1.0)
(3.0)
Expense (benefit) from income taxes	(2.9)
The Company is comprised of nontaxable partnerships and a C corporation subsidiary. RKSI Acquisition Corporation (RKSI), a C corporation, acquired on September 25, 2017, was subject to income tax.
The federal tax statutory rate was 21% for the year ended December 31, 2018. Differences between the statutory rate and the effective tax rate arise as a result of nondeductible expenses.
On October 1, 2018 the Company’s C corporation subsidiary executed a nontaxable contribution of all operations including its deferred tax items, in exchange for a noncontrolling interest in a newly formed subsidiary, DiscoverOrg Data LLC. DiscoverOrg Data LLC, is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, DiscoverOrg Data LLC is not directly subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by DiscoverOrg Data LLC is passed through to and included in the taxable income or loss of its partners, including the Company’s C corporation subsidiary following the Business Combination.

Note 11 - Income Tax Provision (continued)

For the year ended December 31, 2018 the effective income tax rate differs from the federal statutory income tax rate as explained below:

Year Ended December 31,
2018
U.S. federal statutory income tax rate	21.0%

State and local income taxes, net of federal benefit	5.8%
Nontaxable partnerships	(17.4)%
Other	(0.3)%
Effective income tax rate	9.1%
The Company uses the assets and liabilities method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are also recognized for the future tax benefit of operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be recovered or settled. As of December 31, 2018, net deferred tax liability in the accompanying balance sheet included the following components (in millions):

Year Ended December 31,
2018
Deferred tax assets
Net operating loss carryforwards	1.3
Interest expense carryforward	0.9
Total deferred tax assets	2.2

Deferred tax liabilities
Investment in DiscoverOrg Data LLC	12.4
Total deferred tax liabilities	12.4

Less valuation allowance	—
Net deferred tax liability	10.2
Deferred tax assets are recognized to the extent management believes, based on available evidence, that it is more likely than not that they will be realized. Due to the purchase accounting surrounding the acquisition, and based on The Company's historical performance and future projections, any deferred tax assets will be offset by deferred tax liabilities or realized in the normal course of operations, and the Company has determined that it will utilize the interest expense carryforward and thus no valuation allowance is necessary at December 31, 2018.
At December 31, 2018, the Company’s C corporation subsidiary had an available federal net operating loss carryforward of approximately $4.2 million. These carryforwards will begin to expire in 2035 unless utilized in earlier tax years. Of this net operating loss carryforward, $4.2 million is subject to annual limitations due to a change in ownership of the C corporation subsidiary as defined in the Internal Revenue Code. The Company’s C corporation subsidiary also had various state net operating loss carryforwards totaling $5.5 million. Unless utilized, the state carryforwards begin to expire in 2025.

Note 11 - Income Tax Provision (continued)

There were no interest and penalties accrued for the years ended December 31, 2018. The Company has assessed its tax positions taken and concluded there are no significant uncertain tax positions. The Company has no unrecognized tax benefits at December 31, 2018 that, if recognized, would affect the annual effective tax rate.
The Company files returns with the Internal Revenue Service and multiple state jurisdictions, which are subject to examination by the taxing authorities for years 2014 and later. Should the Company’s C corporation subsidiary utilize any of its U.S. or state loss carryforwards, their carryforward losses, which date back to 2013, would be subject to examination.
Note 12 - Subsequent Events
The Company has evaluated subsequent events through November 25, 2019, which is the date the consolidated financial statements were available to be issued.
Zoom Information, Inc. Acquisition
On February 1, 2019, the Company, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, acquired 100% of the stock of Zoom Information, Inc. (“Pre-Acquisition ZI”) for $760.1 million consisting of cash, purchase consideration liabilities, and deferred consideration. Pre-Acquisition ZI is a leading provider of company and contact information to sales and marketing professionals. Pre-Acquisition ZI serves over 8,000 customers and has operations in the U.S., Israel, and Russia.
In conjunction with the acquisition, DiscoverOrg raised $965 million of first lien debt (including a $100 million undrawn revolving credit facility), $370 million of second lien debt, and issued $207 million of Series A Preferred equity interests. In addition to funding the purchase of Pre-Acquisition ZI, the additional proceeds were using to repay the Antares First Lien Term Loan, the Goldman Second Lien Term Loan, and the Subordinated Loan.
The first lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable margin is 3.25% to 3.50% for Base Rate loans (depending on the Company’s leverage) or 4.25% or 4.50% for Libor Based Loans, depending on the Company’s leverage. Any outstanding borrowings under the revolving credit facility must be repaid by February 1, 2024. The first lien borrowings are to be repaid quarterly in the amount of $2.2 million with the final payment due on February 1, 2026. Under certain circumstances, the Company will owe a prepayment penalty of 1.00%, if we repay the loans before August 1, 2019.
The second lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable rate is 7.50% for Base Rate loans or 8.50% for Libor Based Loans. The second lien borrowings are to be on February 1, 2027. Under certain conditions, the Company will owe a prepayment penalty 2.00% or 1.00%, if we repay the loans before February 1, 2020 or February 1, 2021, respectively.
The preferred equity has preference with respect to cash flows generated by DiscoverOrg and will receive proceeds from future distributions on a preferential basis for the value of the preferred plus an annual rate of 15%.
The Company incurred approximately $2.7 million of transactions costs related to this acquisition. The acquisition qualifies as a business combination and will be accounted for as such. The company incurred $28.4 million related to securing the first and second lien term loans, which will be accounted for as a debt discount. The company also incurred $0.6 million in transaction costs associated with issuing the new Preferred Series A units, which were issued at a 3% discount, which transaction costs will be deducted from the proceeds received from the units.
The preliminary fair values of the assets acquired and liabilities assumed, as of the date of acquisition included Cash, cash equivalents, and restricted cash of $12.1 million, other net current assets and liabilities of $26.7 million, property and equipment of $6.3 million, lease right-of-use assets of $28.5 million, lease liabilities of $(29.8) million, deferred tax liabilities of $(67.7) million, unearned revenue of $(35.6) million, intangible assets of $322.0 million and goodwill of $497.6 million.

Note 12 - Subsequent Events (continued)

The initial accounting for the Pre-Acquisition ZI business combination is incomplete at this time and the fair values of assets acquired and liabilities assumed may be subject to change as additional information is received.
Komiko Acquisition
On October 9, 2019, the Company, through a newly formed wholly owned subsidiary, DiscoverOrg Acquisition (Komiko), LLC, acquired substantially all the assets of Komiko, LTD. (“Komiko”). Total consideration for the purchase includes $8.3 million in cash and a contingent earnout payable in cash for up to $4 million computed on total annual recurring revenue from Komiko related products as of December 31, 2020. Komiko utilizes machine learning and data science to better automate the CRM process.
The acquisition qualifies as a business combination and will be accounted for as such. As a result of the limited access to Komiko information required to prepare the initial accounting, together with the limited time since the acquisition date, the initial accounting for the business combination is incomplete at this time. As a result, we are unable to provide the amounts recognized as of the Acquisition date for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies, and goodwill.

DiscoverOrg Holdings, LLC
Consolidated Balance Sheets

($ in millions)

	September 30,	December 31,
	2019	2018
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$39.1	$9.0
Restricted cash	1.1	—
Accounts receivable	60.5	31.0
Prepaid expenses and other current assets	9.7	2.9
Deferred costs	8.3	1.8
Income tax receivable	3.9	0.1
Related party receivable	—	0.2
Total current assets	122.6	45.0

Property and equipment, net	20.9	9.6

Operating lease right-of-use assets, net	34.2	—

Other assets:
Intangible assets, net	378.3	88.7
Goodwill	943.3	445.7
Deferred costs, net of current portion	6.9	2.0
Total assets	1,506.2	591.0

Liabilities and Members' Deficit
Current liabilities:
Accounts payable	7.6	1.9
Accrued expenses and other current liabilities	48.1	9.5
Unearned revenue, current portion	127.0	47.9
Income taxes payable	—	0.1
Related party payable	0.4	—
Current portion of operating lease liabilities	2.7	—
Current portion of long-term debt	11.1	1.9
Total current liabilities	196.9	61.3

Unearned revenue, net of current portion	2.2	0.3
Operating lease liabilities, net of current portion	38.2	—
Long-term debt, net of current portion	1,195.6	631.8
Deferred tax liabilities	71.8	10.2
Other long-term liabilities	15.0	2.2
Total liabilities	1,519.7	705.8

Commitments and contingencies

Shareholders’ equity

Members' equity (deficit)	(13.5)	(114.8)

Total equity	(13.5)	(114.8)

Total liabilities and members' deficit	$1,506.2	$591.0

DiscoverOrg Holdings, LLC
Consolidated Statements of Operations

($ in millions)

	Nine Months Ended September 30,
	2019	2018
	(unaudited)
Revenue	$203.0	$103.5

Cost of service:
Cost of service (1)	30.1	23.0
Amortization of acquired technology	19.6	5.7
Gross profit	153.3	74.8

Operating expenses:
Sales and marketing (1)	62.2	33.1
Research and development (1)	19.1	4.9
General and administrative (1)	25.6	17.0
Amortization of other acquired intangibles	12.9	5.2
Restructuring and transaction related expenses	13.4	1.6
Total operating expenses	133.2	61.8
Income from operations	20.1	13.0

Interest expense, net	76.8	42.6
Loss on debt extinguishment	18.2	—
Other (income) expense, net	(0.2)	(0.1)
Loss before income taxes	(74.7)	(29.5)

Benefit from income taxes	5.8	1.2
Net loss	$(68.9)	$(28.3)
Pro forma:
Net loss and per share information (unaudited)
Provision for income taxes
Net loss
Basic and diluted net loss per share
Weighted average shares outstanding - basic and diluted
________________

(1)	Amounts include equity-based compensation expense, as follows:

Cost of service	$2.5	$7.4
Sales and marketing	6.0	14.1
Research and development	0.9	1.0
General and administrative	3.4	6.8
Total equity-based compensation expense	$12.8	$29.3

DiscoverOrg Holdings, LLC
Consolidated Statements of Comprehensive Loss

($ in millions)

	Nine Months Ended September 30,
	2019	2018
	(unaudited)
Net loss	$(68.9)	$(28.3)
Other comprehensive loss:
Change in unrealized loss on interest rate swaps	(7.2)	—
Total other comprehensive loss	(7.2)	—
Comprehensive loss	$(76.1)	$(28.3)

DiscoverOrg Holdings, LLC
Consolidated Statements of Changes in Members’ Deficit

($ in millions)

Members' Deficit
(unaudited)
Balance, December 31, 2017	$(25.5)
Member distributions	(93.4)
Equity-based compensation	29.3
Net loss	(28.3)
Balance, September 30, 2018	$(117.9)

Balance, December 31, 2018	$(114.8)
Member distributions	$(16.5)
Preferred unit issuance	$200.2
Cash paid for unit repurchases	$(11.9)
Forward unit repurchases classified as equity	$(5.5)
Impact of adoption of new accounting standard (ASC 842)	$(1.8)
Equity-based compensation	$12.8
Other comprehensive loss	$(7.2)
Net loss	$(68.9)
Balance, September 30, 2019	$(13.5)

DiscoverOrg Holdings, LLC
Consolidated Statements of Cash Flows

($ in millions)

	Nine Months Ended September 30,
	2019	2018
	(unaudited)
Cash flows from operating activities:
Net loss	$(68.9)	$(28.3)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	36.6	12.8
Amortization of debt discounts and issuance costs	3.6	1.3
Amortization of deferred commissions costs	4.5	1.1
Loss early on extinguishment of debt	9.4	—
Loss on derivative	1.0	—
Equity-based compensation expense	12.8	29.3
Deferred income taxes	(6.1)	(1.2)
Paid-in-kind (PIK) accrued interest	—	11.9
Provision for bad debt expense	0.4	0.4
Changes in operating assets and liabilities, net of acquisitions:	—	—
Accounts receivable	(7.5)	(1.4)
Prepaid expenses and other current assets	(5.0)	0.7
Deferred costs and other assets	(14.9)	(2.3)
Income tax receivable	(2.0)	0.9
Related party receivable	0.6	0.5
Accounts payable	4.7	(0.4)
Accrued expenses and other liabilities	15.3	(2.4)
Unearned revenue	44.0	9.1
Net cash provided by (used in) operating activities	28.5	32.0

Cash flows from investing activities:
Purchases of property and equipment and other assets	(9.2)	(3.1)
Software development expenditures	—	—
Cash paid for acquisitions, net of cash acquired	(716.0)	(8.5)
Net cash provided by (used in) investing activities	(725.2)	(11.6)

Cash flows from financing activities:
Payments on long-term debt	(647.7)	2.0
Proceeds from long-term debt	1,220.8	67.3
Payments of debt issuance costs	(16.7)	(0.1)
Repurchase outstanding equity / member units	(11.9)	—
Proceeds from equity offering, net of transaction costs	200.2	—
Payments of deferred consideration	(0.3)	—
Distributions to members	(16.5)	(93.4)
Net cash provided by (used in) financing activities	727.9	(24.2)

Net increase (decrease) in cash, cash equivalents, and restricted cash	31.2	(3.8)
Cash, cash equivalents, and restricted cash at beginning of year	9.0	8.2
Cash, cash equivalents, and restricted cast at end of year	$40.2	$4.4

Supplemental disclosures of cash flow information
Interest paid in cash:	$70.5	$29.2

Supplemental disclosures of non-cash investing and financing activities:
Deferred variable consideration from acquisition of a business	$33.2	$1.1

Note 1 - Organization
DiscoverOrg Holdings, LLC (together with its subsidiaries, “DiscoverOrg” or the “Company”) provides a go-to-market intelligence platform for sales and marketing teams.  Our cloud-based solutions provide accurate and comprehensive intelligence on organizations and professionals in order to help users identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
Our headquarters are located in Vancouver, WA and we operate in seven offices throughout the US, one office in Russia and one office in Israel.
We began operations in 2007 through a predecessor entity then called DiscoverOrg LLC and were incorporated in Delaware in 2014 as a limited liability company. The Company is comprised of two limited liability companies that are treated as partnerships for tax purposes, 10 limited liability companies that are single member entities and disregarded for tax purposes, two corporations, and two foreign entities.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. All intercompany transactions and balances have been eliminated in consolidation.
The condensed consolidated balance sheet as of December 31, 2016 has been derived from the audited financial statements at that date but does not include all of the disclosures required by GAAP. In the opinion of the Company's management, the financial statements reflect all adjustments, consisting only of a normal recurring nature, necessary to present fairly the Company's financial position at September 30, 2019 and December 31, 2018, the results of its operations for the nine months ended September 30, 2019 and 2018, its comprehensive loss for the nine months ended September 30, 2019 and 2018, its changes in members' deficit for the nine months ended September 30, 2019 and 2018, and its cash flows for the nine months ended September 30, 2019 and 2018.
The condensed consolidated financial statements as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and 2018 are unaudited. Certain notes and other information have been condensed or omitted from the interim financial statements presented in this report. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2018 and related notes thereto included elsewhere in this prospectus. The results for the nine months ended September 30, 2019 and 2018 are not necessarily indicative of the operating results to be expected for the full fiscal year or any future period.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the US requires us to make certain estimates, judgments, and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates relate to, but are not limited to, revenue recognition, allowance for doubtful accounts, contingencies, valuation and useful lives of long-lived assets, fair value of tangible and intangible assets acquired in a business combination, equity-based compensation and income taxes, among other things. We base these estimates on historical and anticipated results, trends, and other assumptions with respect to future events that we believe are reasonable and evaluate our estimates on an ongoing basis. Given that estimates and judgments are required, actual results may differ from our estimates and such differences could be material to our consolidated financial position and results of operations.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Revenue Recognition
We derive revenue primarily from subscription services. Our subscription services consist of our SaaS applications and related access to our databases. Subscription contracts are generally based on the number of users that access our applications, the level of functionality that they can access, and the number of datasets or records that can be accessed. Our subscriptions contracts typically have a term of 1 to 3 years and are non-cancellable. We typically bill for services quarterly or annually in advance of delivery.
The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”), effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017. As such, the consolidated financial statements present revenue in accordance with Topic 606 for all the periods presented.
The Company accounts for revenue contracts with customers through the following steps:

(1)	identify the contract with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price; and

(5)	recognize revenue when or as the Company satisfies a performance obligation.
We recognize revenue for subscription contracts on a ratable basis over the contract term, beginning on the date that our service is made available to the customer. Unearned revenue results from revenue amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations. Determining the transaction price often involves judgments and estimates that can have a significant impact on the timing and amount of revenue reported. At times, the Company may adjust billing under a contract based on the addition of services or other circumstances, which are accounted for as variable consideration under Topic 606. The Company estimates these amounts based on historical experience and reduces revenue recognized.
Fair Value Measurements
We measure assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
Level 1 - Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - Other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs that are supported by little or no market activity, including our own assumptions in determining fair value
The Company's financial instruments consist principally of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, and accounts payable, accrued expenses, and long-term debt. The carrying value of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, accounts payable, and accrued expenses approximate fair value, primarily due to short maturities. The carrying values of the Company's debt instruments approximate their fair value based on Level 2 inputs since the instruments carry variable interest rates based on the London Interbank Offered Rate (“LIBOR”) or other applicable reference rates.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalent
Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Our cash accounts are maintained at various high credit quality financial institutions and may exceed federally insured limits. We have not experienced any losses in such accounts. Concentrations of credit risk with respect to accounts receivable and revenue are limited due to a large, diverse customer base. We do not require collateral from clients. We maintain an allowance for doubtful accounts based upon the expected collectability of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management’s expectations. No single client accounted for 10% or more of our revenue or accounts receivable for the year ended December 31, 2018.
Accounts Receivable, Net and Contract Assets
Accounts receivable is comprised of invoices of revenue, net of allowance for doubtful accounts and do not bear interest. Management’s evaluation of the adequacy of the allowance for doubtful accounts considers historical collection experience, changes in customer payment profiles, the aging of receivable balances, as well as current economic conditions, all of which may impact a customer’s ability to pay. The Company also has an outstanding receivable from a predecessor entity that is a current member of $0.2 million as of December 31, 2018. The Company does not have significant bad debt experience with customers, and therefore the allowance for doubtful accounts is immaterial.
The assessment of variable consideration to be constrained is based on estimates, and actual consideration may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. Changes in variable consideration are recorded as a component of net revenue.
Contract assets represent a contractual right to consideration in the future. Contract assets are generated when contractual billing schedules differ from revenue recognition timing.
Property and Equipment, Net
Property and equipment is stated at cost, net of accumulated depreciation and amortization. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization costs are expensed on a straight-line basis over the lesser of the estimated useful life of the asset or the remainder of the lease term for leasehold improvements. Qualifying internal use software costs incurred during the application development stage, which consist primarily of internal product development costs, outside services, and purchased software license costs are capitalized and amortized over the estimated useful life of the asset. Estimated useful lives range from 3 years to 10 years.
Deferred Commissions
Certain sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These sales commissions for initial contracts are capitalized and included in deferred costs and other assets. Deferred sales commissions are amortized on a straight-line basis over the estimated period of benefit from the customer relationship that we have determined to be three years. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expense on the Consolidated statement of operations.
Certain commissions are not capitalized as they do not represent incremental costs of obtaining a contract. Such commissions are expensed as incurred.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Advertising and Promotional Expenses
The Company expenses advertising costs as incurred in accordance with ASC 720-35, Other Expenses - Advertising Cost.” Advertising expenses of $6.9 million and $1.9 million for the nine months ended September 30, 2019 and September 30, 2018, respectively, are included in sales and marketing on the Consolidated statement of operations.
Research and Development Costs
We account for research and development costs in accordance with the ASC 730, Research and Development . Under ASC 730, all research and development costs are expensed as incurred. Our research and development costs consist primarily of salaries, employee benefits, related overhead costs associated with product development, testing, quality assurance, documentation, enhancements and upgrades.
Restructuring and Transaction Related Expenses
The Company defines restructuring and transaction related expenses as costs directly associated with acquisition or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and penalties, and other exist or disposal costs. In general, the Company records involuntary employee-related exit and disposal costs when there is a substantive plan for employee severance and related costs are probable and estimable. For one-time termination benefits (i.e., no substantive plan), transaction related bonuses, and employee retention costs, expense is recorded when the employees are entitled to receive such benefits and the amount can be reasonably estimated. Contract termination fees and penalties and other exist and disposal costs are generally recorded when incurred.
Business Combinations
We allocate purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed, and equity interests issued, after considering any transactions that are separate from the business combination. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and contingent liabilities. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates.
The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.
In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items based upon the facts and circumstances that existed as of the acquisition date, with any revisions to our preliminary estimates being recorded to goodwill, provided that the timing is within the measurement period. Subsequent to the measurement period, changes to uncertain tax positions and tax related valuation allowances will be recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. DiscoverOrg has one reporting unit.
We first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment,

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

we perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including the discount rate, growth rate, and future financial performance. Valuations of similarly situated public companies are also evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions (see Note 5). Acquired intangible assets are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from 2 years to 15 years.
Indefinite lived intangible assets consist primarily of brand portfolios acquired from Pre-Acquisition ZI and represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by the Company. Brand portfolios are not amortized, rather potential impairment is considered on an annual basis in the fourth quarter, or more frequently upon the occurrence of an event, when circumstances indicate that the book value of trademarks are greater than their fair value. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible asset is less than the carrying value as a basis to determine whether further impairment testing under ASC 350 is necessary. No impairment charge was recorded for the nine months ended September 30, 2019 or 2018.
Impairment of Long-Lived Assets
Long-lived assets, such as property and equipment and acquired intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated future cash flows of the asset.
Unearned Revenue
Unearned revenue consists of customer payments and billings in advance of revenue being recognized from our subscription services. Unearned revenue that is anticipated to be recognized within the next 12 months is recorded as Unearned revenue, current portion and the remaining portion is included in Unearned revenue, net of current portion.
Debt Issuance Costs
Costs incurred in connection with the issuance of long-term debt are deferred and amortized as interest expense over the terms of the related debt using the effective interest method for term debt and on a straight-line basis for revolving debt. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from a combination of current and long-term portions of debt. Upon a refinancing or amendment, previously capitalized debt issuance costs are expensed and included in loss on extinguishment of debt, if we determine that there has been a substantial modification of the related debt. If we determine that there has not been a substantial modification of the related debt, any previously capitalized debt issuance costs are amortized as interest expense over the term of the new debt instrument.
Income Taxes
DiscoverOrg is comprised of two limited liability companies that are treated as partnerships for tax purposes, 10 limited liability companies that are single member entities and disregarded for tax purposes, two U.S. corporations and two foreign entities.
For partnership and disregarded entities, taxable income and the resulting liabilities are allocated among the owners of the entities and reported on the tax filings for those owners. We record income tax provision, deferred tax assets, and deferred tax liabilities only for the items for which DiscoverOrg is responsible for making payments directly to the relevant tax authority.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when such differences are expected to reverse. Such temporary differences are reflected as other assets and deferred tax liabilities on the consolidated balance sheets. A deferred tax asset is recognized if it is more likely than not that a tax benefit will be respected by a taxing authority.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.
We are required to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.
We recognize the tax benefit from entity level uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
Equity-Based Compensation
The Company periodically grants incentive units to employees and non-employees, which generally vest over a four-year period. The incentive units represent profits interests in the Company, which is an interest in the increase in the value of the entity over the Participation Threshold, as determined by the Board of Managers. The holder, therefore, has the right to participate in distributions of profits only in excess of the Participation Threshold. The Participation Threshold was based on the valuation determined by the Board of Managers of the common unit on or around the grant date.
The Company accounts for incentive units in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). In accordance with ASC 718, compensation expense is measured at estimated fair value of the incentive units and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award.
The Company uses a Black-Scholes option pricing model to determine fair value of its incentive units, as the equity units granted have certain economic similarities to options. The Black-Scholes option pricing model includes various assumptions, including the expected life of incentive units, the expected volatility and the expected risk-free interest rate. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions are used, unit-based compensation cost could be materially impacted.
The Company measures employee, non-employee, and board of director equity-based compensation on the grant date fair value basis. Equity-based compensation expense is recognized over the requisite service period of the awards. For equity awards that have a performance condition, the Company recognizes compensation expense based on its assessment of the probability that the performance condition will be achieved. The Company accounts for non-employee equity-based compensation in accordance with ASC 505-50-25, “Equity Based Payments to Non-Employees,” which requires the measurement and recognition of compensation expense for all equity-based payment awards made to non-employees based on estimated fair values.
The Company classifies equity-based compensation expense in its Consolidated statement of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) jointly issued a new revenue recognition standard, Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, later codified as Accounting Standards Codification (“ASC”) 606, that is designed to improve financial reporting by creating a common recognition guidance for GAAP. Subsequently, the FASB and IASB issued several amendments, which, along with the initial issuance, are collectively referred to herein as ASC 606. This guidance provides a framework for addressing revenue issues, improves comparability of revenue recognition practices across industries, provides useful information to users of financial statements through expanded disclosure requirements, and simplifies the presentation of financial statements. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services.
On January 1, 2018, DiscoverOrg adopted ASC 606, using the full retrospective method. Results for all reporting periods have been adjusted to reflect the impact of ASC 606. In adopting the guidance, we applied the guidance to all customer contracts and used several available practical expedients, including ignoring the impact of contracts that began and were completed within a single annual reporting period and reflecting the aggregate effect of modifications to contracts that occurred prior to the earliest annual reporting period, as well as ongoing practical expedients including assessing contracts with similar terms and conditions on a “portfolio” basis.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment (“ASU 2017- 04”). The new standard simplifies how an entity measures goodwill impairment by removing the second step of the two-step quantitative goodwill impairment test. An entity will no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured at the amount by which the carrying value exceeds the fair value of a reporting unit; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount. ASU 2017-04 requires prospective adoption and is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2017-04 effective January 1, 2018. The adoption of this standard did not impact the consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842), which increases the transparency and comparability among organizations’ accounting for leases. The guidance requires a company to recognize lease assets and liabilities on the balance sheet, as well as disclose key information about lease arrangements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted Topic 842 as of January 1, 2019 under this new alternative transition method. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carry forward the historical lease classification. In addition, as a practical expedient relating to its property leases, the Company will not separate lease components from nonlease components. The Company will not elect the hindsight practical expedient permitted under the transition guidance within the new lease standard. The Company recognized a right-of-use asset of $9.2 million and a lease liability of $12.7 million upon adoption of this new guidance, largely pertaining to our headquarter office lease.
In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718) -Improvements to Nonemployee Share-Based Payment Accounting. This update expands the scope of Topic 718, “Compensation - Stock Compensation,” to include equity-based awards granted to non-employees in exchange for goods or services. The accounting for employees and non-employees will be substantially aligned. For public entities, ASU 2018-07 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition periods, ASU 2018-07 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities but no earlier than the Company's adoption of ASU 2014-09. The Company adopted ASU 2018-07 on January 1, 2019. In accordance with transition guidance, unsettled non-employee awards were measured

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)

at the adoption date fair value as a substitute for grant date fair value. There was no impact to the consolidated financial statements upon adoption.
In August 2018, the FASB issued ASU No. 2018-15 Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”) which aligns the requirements for capitalizing implementation costs in cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. Companies can choose to adopt the new guidance prospectively or retrospectively. The Company elected to early adopt the standard, on a prospective basis, effective for the year and interim periods within the year beginning January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company does not expect the adoption of ASU No. 2016-13 to have a significant impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing requirements, and eliminating others. The amendments are the result of a broader disclosure project, which aims to improve the effectiveness of disclosures. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company does not expect the adoption of ASU No. 2018-13 to have a significant impact on its disclosures.
Note 3 - Revenue from Contracts with Customers
Revenue Detail
Revenue comprised the following service offerings (in millions):

	Nine Months Ended September 30,
	2019	2018
Business intelligence tools	$200.0	$103.5
Email verification service	3.0	—
Total Revenue	$203.0	$103.5
Go-To-Market business intelligence tools are subscription services that allow customers access to our SaaS tools to support sales and marketing processes, which include data, analytics, and insights to provide accurate and comprehensive intelligence on organizations and professionals. Our customers use our platform to identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
Email verification service is a service whereby customers can verify that emails are valid prior to sending, which can be helpful to avoid wasting resources or being flagged as sending spam. Email verification services are typically billed on a usage basis with customers paying each period as they utilize email verification services.

Note 3 - Revenue from Contracts with Customers (continued)

Of the total revenue recognized in the nine months ended September 30, 2019 and 2018, $37.8 million and $32.8 million was included in the unearned revenue balance as of December 31, 2018 and 2017, respectively. Revenues recognized from performance obligations satisfied (or partially satisfied) in previous periods were not material.
Revenue by geography is determined based on the domicile of the DiscoverOrg contracting entity. All customer contracts are with our U.S. entities, therefore 100% of our revenue is designated as U.S. revenue. Due to the SaaS-based nature of our service, it is possible that some of our customers use the service outside of the U.S. We estimate that less than 10% of our customers are located outside of the U.S.
Contract Assets and Unearned Revenue
The Company’s standard billing terms typically require payment at the beginning of each annual or quarterly period. Subscription revenue is generally recognized ratably over the contract term starting with when our service is made available to the customer. Email verification service revenue is recognized in the period services are utilized by our customers. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services.
The Company records a contract asset when revenue recognized on a contract exceeds the billings to date for that contract. Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the quarter. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements.
As of September 30, 2019 and December 31, 2018, the Company had contract assets of $0.4 million and $1.1 million, which are recorded as current assets within Prepaid expenses and other current assets in the consolidated balance sheets. As of September 30, 2019 and December 31, 2018, the Company had unearned revenue of $129.2 million and $48.2 million, respectively.
ASC 606 introduced the concept of transaction price allocated to the remaining performance obligations of a contract, which is different than unbilled deferred revenue under ASC 605. Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, and disparate contract terms. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and backlog. The Company's backlog represents installment billings for periods beyond the current billing cycle. The majority of the Company’s noncurrent remaining performance obligations will be recognized in the next 13 to 36 months.
The remaining performance obligations consisted of the following (in millions):

	Current	Noncurrent	Total
As of December 31, 2018	$111.9	$43.1	$155.0
As of September 30, 2019	$218.3	$59.2	$277.5
Note 4 - Business Combinations
Pre-Acquisition ZI
On February 1, 2019, the Company, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, acquired 100% of the stock of Zoom Information, Inc. (“Pre-Acquisition ZI”). Pre-Acquisition ZI was a provider of company and contact information to sales and marketing professionals. Pre-Acquisition ZI served over 8,000 customers and has operations in the U.S., Israel, and Russia. The acquisition qualifies as a business combination and will be accounted for as such.

Note 4 - Business Combinations (continued)

The Company has included the financial results of Pre-Acquisition ZI in the consolidated financial statements from the date of acquisition. The Company incurred approximately $2.7 million of transactions costs related to this acquisition which are included in Restructuring and transaction related expenses in the Consolidated statements of operations.
The acquisition date fair value of the consideration paid by the Company for Pre-Acquisition ZI was $760.1 million, including cash acquired of $10.9 million, and was comprised of the following (in millions):

Cash consideration	$667.3
Liability for equity award settlement	25.2
Portion of replacement equity awards attributable to pre-acquisition service	27.9
Other purchase consideration liabilities	6.5
Deferred consideration	33.2
Total purchase consideration	$760.1
In accordance with the purchase agreement, the Company will pay deferred consideration of $25.0 million and $10.0 million on the 1st and 2nd anniversary of the acquisition, respectively. The fair value of the deferred consideration payments was determined using a present value calculation. The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Cash, cash equivalents, and restricted cash	$12.1
Accounts receivable	22.4
Prepaid expenses and other assets	8.9
Property and equipment	6.3
Operating lease right-of-use Assets	28.5
Intangible assets	322.0
Accounts payable and other liabilities	(4.6)
Lease liabilities	(29.8)
Deferred tax liabilities	(67.7)
Unearned revenue	(35.6)
Total identifiable net assets acquired	$262.5
Goodwill	497.6
Total consideration	$760.1
Deferred consideration	(33.2)
Cash acquired	(10.9)
Cash paid for acquisitions, net of cash acquired	716.0
The excess of purchase consideration over the fair value of identifiable net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions given the currently available information. The initial accounting for the Pre-Acquisition ZI business combination is incomplete at this time and the fair values of assets acquired and liabilities assumed may be subject to change as additional information is received.
Additionally, we agreed with the sellers of Pre-Acquisition ZI to put a Cash Vesting Payment Program in place for employees that held unvested options as of the acquisition date, after giving effect to the acquisition and any vesting that resulted from the acquisition. Under the Cash Vesting Payment Program, we agreed to make payments to employees in the amount of the value that they would have received, had their options been vested at the time of the acquisition. Payments will be made to employees that continue their employment with us through the vesting milestones defined in their Pre-Acquisition ZI option agreements, and can be accelerated in certain circumstances upon termination, if the

Note 4 - Business Combinations (continued)

employee is terminated without cause, as defined in the Cash Vesting Payment Agreement. Employees that terminate their employment in other circumstances will forfeit any future payments.
At the acquisition date, the potential value of future payments under the Cash Vesting Payment Program was $23.1 million and would be paid to employees through 2022, assuming continued employment for each employee. Based on the requirement for continued service, the cost related to payments under the Cash Vesting Payment Program, expense is recognized as compensation and reflected on the Statement of operations in the same category as salary expense of the recipient.
The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Weighted Average Useful Life
Brand portfolio	$33.0	Indefinite
Developed technology	116.0	5.8 years
Customer relationships	173.0	15.0 years
Total intangible assets	$322.0
Developed technology represents the fair value of the Pre-Acquisition ZI technology, including software and databases acquired. Customer relationships represent the fair values of the underlying relationships with Pre-Acquisition ZI customers. The goodwill balance is primarily attributed to the assembled workforce and the expanded market opportunities when integrating Pre-Acquisition ZI’s technology with DiscoverOrg’s technology. The goodwill balance is not expected to be deductible for U.S. income tax purposes.
NeverBounce
In September 2018, DiscoverOrg acquired certain assets and assumed certain liabilities of Metrics Delivered LLC (“NeverBounce”), which provided email verification services under the NeverBounce trade name. The Company has included the financial results of NeverBounce in the consolidated financial statements from the date of acquisition. Transaction costs associated with the acquisition were $0.1 million and are included in General and administrative expense. The acquisition date fair value of the consideration transferred for NeverBounce was approximately $9.6 million, which was comprised of the following (in millions):

Cash	$8.5
Contingent Earnout Payments	1.1
Total Purchase Consideration	$9.6
The fair value of the contingent earnout payments was determined based on management’s estimate of probability-weighted future payments. The total amount of potential contingent payments could be $2.0 million. As of September 30, 2019, $0.4 million had been paid against the contingent earnout payments and the remaining potential future contingent payments could be $1.6 million if all performance criteria are met.

Note 4 - Business Combinations (continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Fixed assets	$0.1
Brand portfolio	0.2
Developed technology	2.3
Customer relationships	1.1
Accrued expenses & unearned revenue	(0.1)
Total identifiable net assets acquired	$3.6
Goodwill	6.0
Total consideration, net of cash acquired	$9.6
The excess of purchase consideration over the fair value of the net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The fair values of assets acquired and liabilities assumed may be subject to change as additional information is received, including the finalization of tax assets and liabilities. The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Useful Life
Brand portfolio	$0.2	7 years
Developed technology	2.3	7 years
Customer relationships	1.1	5 years
Developed technology represents the fair value of the NeverBounce technology. Customer relationships represent the fair values of the underlying relationships with NeverBounce customers. The goodwill balance is primarily attributed to the assembled workforce and the expanded market opportunities when integrating NeverBounce’s technology with DiscoverOrg’s technology. The goodwill balance is expected to be deductible for U.S. income tax purposes.
Note 5 - Property and Equipment
The Company’s fixed assets consist of the following (in millions):

	September 30,	December 31,
	2019	2018
	(Unaudited)
Computer equipment	3.5	$1.9
Furniture and fixtures	4.6	1.2
Leasehold improvements	4.2	2.0
Internal use developed software	17.0	10.3
Construction in progress	0.8	—
	30.1	15.4
Less: accumulated depreciation	(9.2)	(5.8)
Property and equipment, net	20.9	$9.6
Depreciation expense was $1.6 million and $0.7 million for the nine months ended September 30, 2019 and September 30, 2018, respectively.

Note 6 - Goodwill and Acquired Intangible Assets
Intangible assets consisted of the following as of September 30, 2019 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:
Customer relationships	$268.6	$(29.9)	$238.7	15.0
Acquired technology	161.4	(57.0)	104.4	5.9
Brand portfolio	4.6	(2.4)	2.2	9.7
Net intangible assets subject to amortization	$434.6	$(89.3)	$345.3

Intangible assets not subject to amortization
Pre-Acquisition ZI brand portfolio			$33.0
Goodwill			$943.3
Amortization expense was $32.5 million and $10.9 million for the nine months ended September 30, 2019 and September 30, 2018, respectively.
The following summarizes changes to the Company’s goodwill (in millions):

Balance at December 31, 2018	$445.7
Acquisition	$497.6
Balance at September 30, 2019	$943.3
Based on the results of the Company’s impairment assessment, the Company did not recognize any impairment of goodwill during the nine months ended September 30, 2019 or September 31, 2018.
Note 7 - Financing Arrangements
In conjunction with the acquisition of Pre-Acquisition ZI on February 1, 2019, DiscoverOrg raised $965 million of first lien debt (including a $100 million undrawn revolving credit facility), $370 million of second lien of second lien debt, and issued $207 million of Series A Preferred equity interests. In addition to funding the purchase of Pre-Acquisition ZI, the proceeds were using to repay the Antares First Lien Term Loan, the Goldman Second Lien Term Loan, and the Subordinated Loan described below.
The first lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable margin is 3.25% to 3.5% for Base Rate loans (depending on the Company’s leverage) or 4.25% or 4.5% for LIBOR Based Loans, depending on the Company’s leverage. Any outstanding borrowings under the revolving credit facility must be repaid by February 1, 2024. The first lien borrowings are to be repaid quarterly in the amount of $2.2 million with the final payment due on February 1, 2026. Under certain circumstances, the Company will owe a prepayment penalty of 1%, if we repay the loans before August 1, 2019.
The second lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or LIBOR plus an applicable rate. The applicable rate is 7.5% for Base Rate loans or 8.5% for LIBOR Based Loans. The second lien borrowings must be repaid on February 1, 2027. Under certain conditions, the Company will owe a prepayment penalty 2% or 1%, if we repay the loans before February 1, 2020 or February 1, 2021, respectively.
The preferred equity has preference with respect to cash flows generated by DiscoverOrg and will receive proceeds from future distributions on a preferential basis for the value of the preferred plus an annual rate of 15%.

Note 7 - Financing Arrangements (continued)

As of September 30, 2019, the carrying values of the Company’s borrowings were as follows (in millions):

Instrument	Date of Issuance	Maturity Date	2019 Elected Interest Rate	Carrying value as of September 30, 2019
First Lien Term Loan	February 1, 2019	February 1, 2026	LIBOR + 4.5%	$843.5
First Lien Revolver	February 1, 2019	February 1, 2024	n/a	—
Second Lien Term Loan	February 1, 2019	February 1, 2027	LIBOR + 8.5%	360.8
Total Carrying Value of Debt				$1,204.3
less current portion				(8.7)
Total Long Term Debt				$1,195.6

The expected future principal payments for all borrowings as of September 30, 2019 is as follows (in millions):

		Contractual Maturity	Discounts and Issuance Costs	As Presented
For the year ended December 31,	2019	$2.2	$(1.3)	$0.9
	2020	8.7	(5.1)	3.6
	2021	8.7	(5.0)	3.7
	2022	8.7	(5.0)	3.7
	2023	8.7	(4.7)	4.0
	Thereafter	1,193.7	(5.3)	1,188.4
		$1,230.7	$(26.4)	$1,204.3
On February 1, 2019, the borrowings under the first lien and second lien term loans described above were used to purchase Pre-Acquisition ZI and repay the existing financing arrangements described below. As of September 30, 2018, the carrying values of the Company’s borrowings were as follows (in millions):

Instrument	Date of Issuance	Maturity Date	2018 Elected Interest Rate	Carrying value as of December 31, 2018
Antares First Lien Term Loan	August 2017	August 2023	LIBOR + 4.5%	$368.6
Goldman Second Lien Term Loan	February 2016	February 2024	LIBOR + 8.5%	147.4
Subordinated Term Loan	September 2017	September 2024	LIBOR + 12.5%	117.7
Total Carrying Value of Debt				$633.7
less current portion				(1.9)
Total Long Term Debt				$631.8
Antares First Lien Term Loan
In August 2017, the Company entered into a $330 million senior term loan with Antares that matures in August 2023. In March 2018, the Company executed an amendment to the term loan and issued an additional $47.7 million of First Lien Term Loan debt. The interest rate is based on LIBOR or a defined Base Rate plus an applicable rate ranging from 4.25% to 4.5%, depending on our leverage ratio. The Base Rate is the higher of prime or the Federal Funds Rate plus 0.5%. The term loan is collateralized by all assets of the Company. As of December 31, 2018, there was $373.2 million outstanding on this term loan. The loan was issued with a $2.5 million original issue discount (“OID”), which is amortized to interest expense using the effective interest method. The Company incurred $3.2 million in debt issuance

Note 7 - Financing Arrangements (continued)

costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
The credit agreement requires the Company to make certain payments on the outstanding loan balances if it has generated excess cash flows as defined by the credit agreement, beginning the year ended December 31, 2020.
Goldman Second Lien Term Loan
In February 2016, the Company entered into a $55.0 million second lien term loan agreement with Goldman Sachs. In August 2017 and March 2018, the facility was increased by $75.0 million and $19.8 million, respectively. The interest rate is based on LIBOR plus an applicable margin of 8.5% or a defined Base Rate plus an applicable rate ranging from 8.3% to 8.5%, depending on our leverage ratio. The Base Rate is the higher of prime or the Federal Funds Rate plus 0.5%. The term loan is collateralized by all assets of the Company. As of December 31, 2018, there was $149.8 million outstanding on this term loan. The loan was issued with a $1.0 million original issue discount (“OID”), which is amortized to interest expense using the effective interest method. The Company incurred $1.8 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
Subordinated Loan
In September 2017, the Company entered into a $100 million senior subordinated loan. The interest rate is based on the LIBOR plus an applicable margin of 12.5%. The interest is payable in kind (PIK) and increases the outstanding principal amount on each interest payment date. As of December 31, 2018, there was $120.2 million in principal and interest outstanding on this loan, respectively. The Company incurred $3.2 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
Note 8 - Derivatives and Hedging Activities
Hedge Accounting and Hedging Programs
We are exposed to changes in interest rates, primarily relating to changes in interest rates as a result of our term loans, which have variable interest rates. Consequently, from time to time, we may use interest rate swaps or other financial instruments to manage our exposure to interest rate movements. We do not enter into derivative transactions for speculative or trading purposes.
We recognize derivative instruments and hedging activities on a gross basis as either assets or liabilities on our condensed consolidated balance sheets and measure them at fair value. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions.
In April 2019, we entered into two separate interest rate swap agreements effectively converting $350 million of floating rate debt under our first lien credit facility to fixed rate obligations. In April 2019, we also entered into a $500 million interest rate cap. These agreements have been designated and qualify as cash flow hedging instruments and, as such, changes in the fair value are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets to the extent the agreements are effective hedges.
As of September 30, 2019, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives (Level 2)	Number of Instruments	Notional Aggregate Principal Amount	Interest Cap / Swap Rate	Maturity Date
Interest rate cap contract	One	$500.0	3.500%	April 30, 2024
Interest rate swap contracts	Two	$350.0	2.301%	April 29, 2022

Note 8 - Derivatives and Hedging Activities (continued)

The following table summarizes the fair value and presentation in the Condensed Consolidated Balance Sheets for derivatives as of September 30, 2019 (in millions):

Unrealized Gains (Losses) Recognized in Other Comprehensive Income
Instrument	September 30, 2019
Current portion of long-term debt	$2.4
Other long-term liabilities	4.7
Accumulated other comprehensive loss	$7.1
In the period that the hedged item affects earnings, such as when interest payments are made on the Company’s variable-rate debt, we reclassify the related gain or loss on the interest rate swap cash flow hedges to interest expense. Any ineffectiveness in our hedging relationships would be recognized immediately in as interest expense.
Amounts reclassified from accumulated other comprehensive loss into earnings related to the Company’s derivative instruments designated as cash flow hedging instruments for each of the reporting periods was not material.

Note 9 - Commitments and Contingencies
Sales and use tax - The Company has conducted an assessment of sales and use tax exposure in states where the Company has established nexus. Based on this assessment, the Company has recorded a liability for taxes owed and related penalties and interest in the amount of $1.5 million and $1.0 million at September 30, 2019 and September 30, 2018, respectively. This liability is included in Accrued expenses and other current liabilities.
Contingent earnout payments - The Company is contingently committed to making additional payments of up to $1.6 million as part of our acquisition of NeverBounce. Refer to Note 4 - Business Combinations.
Deferred acquisition related payments - In accordance with the purchase agreement, the Company will pay deferred consideration of $25.0 million and $10.0 million on the 1st and 2nd anniversary of the acquisition, respectively. Refer to Note 4 - Business Combinations.
Note 10 - Leases
Adoption of Accounting Standards Codification ("ASC") Topic 842, "Leases." The Company adopted Topic 842 on January 1, 2019, using the modified retrospective method and the optional transition method to record the adoption impact through a cumulative adjustment to equity. Results for reporting periods beginning after January 1, 2019, are presented under Topic 842, while prior periods are not adjusted and continue to be reported under the accounting standards in effect for those periods. Our leases do not have significant rent escalation, holidays, concessions, material residual value guarantees, material restrictive covenants or contingent rent provisions. Our leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components for all real estate leases. In addition, we have elected the practical expedient to exclude short-term leases, which have an original lease term of less than one year, from our right-of-use assets and lease liabilities as well as the package of practical expedients relating to adoption of Topic 842.
The Company also has subleases of former corporate offices. Subleases have remaining lease terms of 1 year to 4 years. Sublease income, which is recorded in other (income) expense, net, was immaterial for the nine ended September 30, 2019 and 2018.

Note 10 - Leases (continued)

The following are additional details related to leases recorded on our balance sheet as of September 30, 2019 (in millions):

Leases	Classification	Balance at September 30, 2019 (Unaudited)
Assets
Operating lease right-of-use assets, net	Operating lease assets	$34.2

Liabilities
Current portion of operating lease liabilities	Operating lease assets	$2.7
Operating lease liabilities, net of current portion	Operating lease assets	$38.2
Rent expense was $4.6 million and $1.4 million for the nine months ended September 30, 2019 and September 30, 2018, respectively.
Other information related to leases was as follows:

Supplemental Cash Flow Information (in millions)	Nine months ended September 30, 2019
Cash paid for amounts included in the measurement of operating lease liabilities	$2.5

Lease liabilities arising from obtaining right-of-use assets
From Zoom Information, Inc. acquisition	$28.9
Other	$—

Nine months ended September 30, 2019
Weighted Average Remaining Lease Term (in years)	8.8

Weighted Average Discount Rate	6.3%

Note 10 - Leases (continued)

The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases to the total lease liabilities recognized on the condensed consolidated balance sheets as of September 30, 2019 (in millions):

Year Ending December 31,	Operating Leases
2019 (excluded nine months ended September 30, 2019)	$0.9
2020	6.2
2021	6.6
2022	6.7
2023	6.3
Thereafter	27.9
Total future minimum lease payments	$54.6
less effects of discounting	13.7
Total lease liabilities	$40.9

Reported as of September 30, 2019
Current portion of operating lease liabilities	2.7
Operating lease liabilities, net of current portion	38.2
Total lease liabilities	$40.9
The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced. As of September 30, 2019, the present value of the operating lease liabilities that had not yet commenced was $2.3 million. Expense associated with short term leases and variable lease costs were immaterial for the 9 months ended September 30, 2019. The expense related to short-term leases reasonably reflects our short-term lease commitments.
Note 11 - Members’ Deficit
In March 2018, certain members of the Company sold membership interests to private equity funds managed by Carlyle Partners (“Carlyle Investment”) and entered into the Third Amended and Restated Limited Liability Company Agreement (the “3rd LLC Agreement”). The 3rd LLC Agreement establishes different classes of membership units and the rights and economics related to each. All existing units of the Company were converted at the time of the Carlyle Investment to new Common and Preferred units. Class P units were reserved for use in equity incentive programs for employees, directors, and service providers.
In February 2019, we entered into the Fourth Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). The LLC Agreement further established an additional class of membership units, Series A Preferred Units, and the rights and economics related to the Series A Preferred Units, Preferred Units, Common Units, and Class P Units. Series A Preferred Units of $207.0 million were issued for $200.2 million in February 2019.
Class P units were subsequently granted to employees and directors directly in DiscoverOrg Holdings, LLC and through DiscoverOrg Management Holdings, LLC, which was granted units and subsequently granted units to employees. See Note 12 Equity-Based Compensation for additional detail with respect to granted units.
Distributions to members are generally to be made in priority order, first to Series A Preferred Units up to the accrued yield of such units, then to Series A Preferred Units up to the initial investment level, then to Preferred Units up to the initial investment level, then to Common Units up to the initial investment level, and then ratably to all units, with Class P Units participating in distributions once other units have achieved a specified Return Threshold.
As of September 30, 2019, there were 207.0 million in Series A Preferred Units outstanding, 383.8 million Preferred Units outstanding, 976.3 million Common Units outstanding, and 59.9 million Class P Units outstanding. As of December 31, 2018, there were 383.8 million Preferred Units outstanding, 983.9 million Common Units outstanding,

Note 11 - Members’ Deficit (continued)

and 22.9 million Class P Units outstanding. Prior to the Carlyle Investment, the Company operated under the Amended and Restated Limited Liability Company Agreement (the “Prior LLC Agreement”).
Note 12 - Equity-Based Compensation
Class P Incentive Units - Class P units under the Company’s current LLC Agreement and the Class C units under the Company’s Prior LLC Agreement that converted to Common Units (collectively with Management Holdings Class P Units described below, the “Incentive Units”) operate under employee incentive programs and are granted to employees and service providers as approved by the Board of Managers. In June 2019, the Company expanded its employee incentive program under a newly formed upper tier entity DiscoverOrg Management Holdings, LLC (“Management Holdings”), established to issue Incentive Units to employees of the Company. Through this newly formed upper tier entity, Class P Units are issued by Management Holdings to an employee and the Company issues a corresponding Class P Unit to Management Holdings. The cancellation or forfeiture of any Management Holdings’ Class P Units automatically results in a decrease in an equal number of the Company’s Class P Units.
These Class P Incentive Units are subject to a time-based vesting condition. The service vesting condition is generally over four years with 50% vesting on the two year anniversary of the grant date of the award and the remainder vesting monthly thereafter. The fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumption ranges and fair value per unit:

Nine Months Ended September 30,
	2019	2018
(Unaudited)
Volatility	40% - 46%	39% - 41%
Expected Life	(A)	4 years
Risk-free Rate	1.73% - 2.49%	2.49% - 2.82%
Fair Value per Unit	$1.30 - $3.00	$1.00 - $1.30
__________________

(A)
In June 2019, the Company began to apply a probability weighted expected return method, where equity values were calculated using an option pricing model under an IPO and non-IPO scenarios and each value was weighted based on estimated probability of occurrence. During the period, 1 - 4 years were used as an estimated time until a liquidation event and 11% - 25% of marketability discount was used for common units, depending on an IPO or non-IPO scenarios. As of June 30, 2019, a 20% weight was applied to an IPO scenario, respectively.

We estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The estimated life for the units was based on the expected hold period of private equity owners. The risk-free rate is based on the rate for a U.S. government security with the same estimated life at the time of grant. As of September 30, 2019, the amount of unamortized equity-based compensation related to the Incentive Units is $49.8 million.
HSKB Incentive Units - The founders of the Company previously contributed membership units into an upper tier entity that they control which may allocate profits interests to employees of the Company (“HSKB Grants”). These awards are recorded in accordance with the measurement and recognition criteria of ASC 505-50, “Equity -Based Payments to Non-Employees”. All HSKB Grants have been issued with a performance vesting condition wherein the awards vest upon the cumulative change of more than 90% of the membership interests in the Company. The Company will recognize compensation cost under these awards when it determines it is probable that the performance condition will be achieved. As of December 31, 2018, the date the company adopted ASC 2018-07, the amount of unrecognized equity-based compensation related to the HSKB Grants is $77.6 million.
In 2018, in connection with the Carlyle Investment described above, holders of HSKB Grants received a cash distribution subject to certain time-vesting conditions. HSKB allocated an additional $31.3 million to be paid over three years from 2019 to 2021 if the holder of the HSKB grant is employed by the Company as of the payment date. The Company recognizes compensation cost associated with this commitment as it is earned over time. As of September 30, 2019 and September 30, 2018, the Company recognized $7.1 and $7.9 million as compensation cost in the

Note 12 - Equity-Based Compensation (continued)

Consolidated statement of operations, respectively, with an offset to Members’ Deficit. In March 2019, HSKB distributed $11.9 million against this commitment.
In connection with the Carlyle Investment transaction, accelerated vesting was triggered on all unvested units and they were converted to new Common and Preferred units. The Company recognized $0.3 million compensation expense in connection with this accelerated vesting event. On March 12, 2018, 82,735 unvested Class C units held by employees were converted into 7.0 million Common units subject to time-vesting conditions, of which 5.2 million were fully vested upon conversion and 1.8 million were unvested.

	Common Units		Class P Units
	Shares	Weighted Avg Grant Date Fair Value/Unit	Shares	Weighted Avg Grant Date Fair Value/Unit
Non-vested units at December 31, 2018	1,766,722	$1.00	22,865,875	$0.44
Granted			43,564,376	1.05
Vested	(475,468)	1.00
Forfeited	(375,980)	1.00	(5,162,355)	0.42
Non-vested units at September 30, 2019	915,274	$1.00	61,267,896	$0.88
The following table summarizes equity-based compensation expense related to employee incentive unit awards (in millions):

	Nine Months Ended September 30,
	2019	2018
	(Unaudited)
Cost of service and Operating expenses include equity-based compensation expenses as follows:
Cost of service	$2.5	$7.4
Sales and marketing	6.0	14.1
Research and development	0.9	1.0
General and administrative	3.4	6.8
Total equity-based compensation expense	12.8	29.3
Note 13 - Income Tax Provision
The Company recorded $1.0 million of income tax expense for the three months ended September 30, 2019 and $5.8 million for the nine months ended September 30, 2019. The Company’s estimated annual effective tax rate for the nine months ended September 30, 2019 was 7.8%. The Company’s estimated annual effective tax rate is less than the statutory rate of 21% primarily because the Company is not liable for income taxes on the portion of earnings that are attributable to partnerships.
During the nine months ended September 30, 2019 the company acquired 100% of the stock of Pre-Acquisition ZI, a C corporation, on February 1, 2019 through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation. On March 16, 2019 Zebra Acquisition Corporation executed a nontaxable contribution of all operations including its deferred tax items in exchange for a noncontrolling interest in the partnership DiscoverOrg Data LLC. Any taxable income or loss generated by DiscoverOrg Data LLC is passed through to and included in the taxable income or loss of its partners, including the Company’s C corporation subsidiaries.

Note 14 - Subsequent Events
The Company has evaluated subsequent events through November 25, 2019, which is the date the consolidated financial statements were available to be issued.
Komiko Acquisition
On October 9, 2019, the Company, through a newly formed wholly owned subsidiary, DiscoverOrg Acquisition (Komiko), LLC, acquired substantially all the assets of Komiko, LTD. (“Komiko”). Total consideration for the purchase includes $8.3 million in cash plus a contingent earnout payable in cash for up to $4 million computed on total annual recurring revenue from Komiko related products as of December 31, 2020. Komiko utilizes machine learning and data science to better automate the CRM process.
The acquisition qualifies as a business combination and will be accounted for as such. As a result of the limited access to Komiko information required to prepare the initial accounting, together with the limited time since the acquisition date, the initial accounting for the business combination is incomplete at this time. As a result, we are unable to provide the amounts recognized as of the Acquisition date for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies, and goodwill.

Independent Auditor's Report
To the Board of Directors
Zoom Information, Inc. and Subsidiaries
Report on the Financial Statements
We have audited the accompanying financial statements of Zoom Information, Inc. and Subsidiaries (the Company), which comprise the balance sheets as of January 31, 2019 and December 31, 2018, the related statements of operations, convertible preferred stock and stockholders’ equity and cash flows for the period from January 1, 2019 through January 31, 2019 and for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zoom Information, Inc. and Subsidiaries as of January 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for revenue effective January 1, 2019 due to the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers. Our opinion is not modified with respect to this matter.
Boston, Massachusetts
November 22, 2019

Zoom Information, Inc. and Subsidiaries
Consolidated Balance Sheets
January 31, 2019 and December 31, 2018

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$10,873,046	$9,691,793
Accounts receivable, net	21,614,693	28,204,910
Income tax receivable	1,017,936	1,017,936
Prepaid expenses and other current assets	5,152,429	6,986,862
Capitalized commissions	3,585,122	—
Total current assets	42,243,226	45,901,501

Property and equipment, net	5,725,173	944,516
Intangible assets, net	55,187,215	56,004,377
Goodwill	168,916,468	168,916,468
Other assets	1,410,408	1,408,765
Total assets	$273,482,490	$273,175,627
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,118,101	$2,250,947
Accrued expenses	4,151,226	6,975,959
Deferred revenue	65,782,029	64,832,159
Current maturities of long-term debt	1,431,000	1,431,000
Total current liabilities	72,482,356	75,490,065

Deferred revenue, less current portion	2,481,803	2,702,845
Deferred tax liability	9,469,299	8,921,988
Long-term debt, less current portion	132,389,234	132,323,669
Total liabilities	216,822,692	219,438,567
Convertible Preferred stock:
Series 1 convertible preferred stock: $0.02 par value; 80,000,000 shares designated; 53,944,487 shares issued and outstanding at January 31, 2019 and December 31, 2018, respectively (liquidation value of $90,074,418 as of January 31, 2019)	1,078,890	1,078,890
Stockholders’ equity:
Common stock:
Series A: $0.02 par value; 37,763,000 shares designated; 7,319,897 shares issued and outstanding at January 31, 2019 and December 31, 2018, respectively	146,398	146,398
Series B: $0.01 par value; 54,959,650 shares designated; 175,840 and 162,240 issued and outstanding at January 31, 2019 and December 31, 2018, respectively	1,758	1,622
Additional paid-in-capital	78,907,423	78,854,320
Accumulated deficit	(23,474,671)	(26,344,170)
Total stockholders’ equity	56,659,798	53,737,060
Total liabilities and stockholders’ equity	$273,482,490	$273,175,627
See notes to financial statements.

Zoom Information, Inc. and Subsidiaries
Statements of Operations
Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018

	2019	2018
Revenue	$9,693,329	$72,467,948
Operating expenses:
Cost of revenue	926,744	9,076,689
Sales and marketing	3,338,127	40,259,914
Research and development	1,663,534	13,093,595
General and administrative	1,584,180	16,307,450
Depreciation and amortization	530,367	2,660,523
Loss on share redemption obligation	—	14,087,015
Gain on sale of property and equipment	—	72,943
Total operating expenses	8,042,952	95,558,129

Income (loss) from operations	1,650,377	(23,090,181)
Other income (expense):
Other income, net	19,307	54,066
Interest expense	(1,024,625)	(9,348,733)
Income (loss) before income taxes	645,059	(32,384,848)
Income tax benefit	(136,228)	(4,912,625)
Net income (loss)	$781,287	$(27,472,223)
See notes to financial statements.

Zoom Information, Inc. and Subsidiaries
Statements of Convertible Preferred Stock and Stockholders’ Equity
Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018

	Series 1 Convertible Preferred Stock		Common Stock				Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
			Series A		Series B
	Number of Shares	$0.02 Par Value	Number of Shares	$0.02 Par Value	Number of Shares	$0.01 Par Value
Balance at December 31, 2017	53,944,487	$1,078,890	7,319,897	$146,398	—	$—	$78,193,658	$1,128,053	$80,546,999
Exercise of stock options	—	—	—	—	162,240	1,622	92,477	—	94,099
Stock-based compensation	—	—	—	—	—	—	568,185	—	568,185
Net loss	—	—	—	—	—	—	—	(27,472,223)	(27,472,223)
Balance at December 31, 2018	53,944,487	1,078,890	7,319,897	146,398	162,240	1,622	78,854,320	(26,344,170)	53,737,060
Cumulative impact from the adoption of ASU No. 2014-19 (Note 3)	—	—	—	—	—	—	—	2,088,212	2,088,212
Exercise of stock options	—	—	—	—	13,600	136	7,752	—	7,888
Stock-based compensation	—	—	—	—	—	—	45,351	—	45,351
Net income	—	—	—	—	—	—	—	781,287	781,287
Balance at January 31, 2019	53,944,487	$1,078,890	7,319,897	$146,398	175,840	$1,758	$78,907,423	$(23,474,671)	$56,659,798
See notes to financial statements.

Zoom Information, Inc. and Subsidiaries
Statements of Cash Flows
Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018

	2019	2018
Cash flows from operating activities:
Net income (loss)	$781,287	$(27,472,223)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	45,351	568,185
Depreciation and amortization	1,158,171	10,116,527
Amortization of debt issuance costs	65,565	537,814
Loss on share redemption obligation	—	14,087,015
Gain on sale of property and equipment	—	(72,943)
Deferred income taxes	(208,911)	(5,329,772)
Changes in operating assets and liabilities:
Accounts receivable, net	6,590,217	(15,771,980)
Income tax receivable	—	(1,017,936)
Prepaid expenses	1,834,433	(2,946,204)
Capitalized commissions	(536,565)	—
Other assets	(1,643)	(1,211,167)
Accounts payable	(1,132,846)	228,383
Accrued expenses	(2,824,733)	3,707,293
Deferred revenue	292,916	44,858,243
Net cash provided by operating activities	6,063,242	20,281,235
Cash flows from investing activities:
Purchases of property and equipment	(4,889,877)	(762,615)
Proceeds from sale of property and equipment	—	130,000
Settlement of share redemption obligation	—	(55,999,015)
Acquisitions, net of cash acquired (Note 4)	—	(14,675,796)
Net cash used in investing activities	(4,889,877)	(71,307,426)
Cash flows from financing activities:
Proceeds from long-term borrowings	—	63,100,000
Principal payments on long-term debt	—	(6,082,750)
Payments of debt issuance costs	—	(1,576,079)
Proceeds from exercise of stock options	7,888	94,099
Net cash provided by financing activities	7,888	55,535,270
Increase in cash and cash equivalents	1,181,253	4,509,079
Cash and cash equivalents, beginning of period	9,691,793	5,182,714
Cash and cash equivalents, end of period	$10,873,046	$9,691,793

Supplemental disclosure of noncash activities:
Cash paid for interest	$—	$8,738,030
Cash paid for income taxes	$—	$2,286,699
See notes to financial statements.

Note 1 - Description of Business
Zoom Information, Inc. (ZoomInfo or the Company) was incorporated in March 2000 as a Delaware corporation. ZoomInfo provides business information to sales, marketing and recruiting professionals to help them find, qualify and close business more efficiently. The Company is headquartered in Waltham, Massachusetts and has offices in Michigan, Israel and Russia.
The Company is subject to risks common to technology companies in similar stages of development including, but not limited to, the need for successful development of new technology, development of markets and distribution channels, raising sufficient capital to support operations, protection of proprietary technology, dependence on key personnel, fluctuations in operating results and risks associated with changes in information technology.
Note 2 - Summary of Significant Accounting Policies
Basis of presentation: The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) to ensure financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (FASB ASC).
Principles of consolidation: The accompanying consolidated financial statements include the accounts of Zoom Information, Inc. and its wholly-owned subsidiaries, Datanyze, Inc., Datanyze Rus, LLC and Zoom Information Israel Ltd. All significant intercompany accounts and transactions have been eliminated upon consolidation.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the net realizable value of accounts receivable, revenue recognition, useful lives of property and equipment, accrued liabilities, purchase price allocation and valuation of goodwill and intangible assets, stock-based compensation and accounting for deferred income taxes.
Foreign currency: The Company’s foreign operations include contractual obligations denominated in foreign currencies, as well as financial assets and liabilities denominated in foreign currencies. The Company is subject to exposure should exchange rates fluctuate. The Company’s consolidated financial statements are presented in United States Dollars.
The functional currency of the Company’s foreign subsidiaries in Russia and Israel is the United States Dollar. The Company remeasures monetary assets and liabilities from the local currency to the United States Dollar at exchange rates in effect at the end of each period. Nonmonetary assets and liabilities are remeasured at historical rates. Income statement accounts are remeasured at monthly average rates for the year. Gains and losses from remeasurement are included in other income (expense) in the consolidated statements of operations.
Cash and cash equivalents: The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.
Concentrations of credit risk and significant customers: Bank deposit accounts in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to significant credit risk. During the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, there were no individual customers that represented greater than 10% of the Company’s revenue. As of January 31, 2019 and December 31, 2018, there were no individual customers with an outstanding balance greater than 10% of accounts receivable.
Accounts receivable: The Company accounts for trade receivables at original invoiced amounts less any allowance for doubtful accounts based on the probability of future collection. The Company provides an allowance for doubtful

Note 2 - Summary of Significant Accounting Policies (continued)

accounts based upon past loss experience, known and inherent risks in the accounts, adverse situations that may affect a customers’ ability to repay, and current economic conditions. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. The allowance for doubtful accounts was $383,796 and $365,127 at January 31, 2019 and December 31, 2018, respectively.
Property and equipment: Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or, where applicable and if shorter, over the lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting (gain) or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred. Depreciation is provided for by the straight-line method over estimated useful lives as follows:

Computer software and equipment	3 years
Leasehold improvements	3 years
Furniture and fixtures	5 years
Goodwill and intangible assets: The Company accounts for business combinations pursuant to FASB ASC 805, Business Combinations (ASC 805). Goodwill in such acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. The guidance specifies criteria to be used in determining whether intangible assets acquired in a business combination must be recognized and reported separately from goodwill. Amounts assigned to goodwill and other identifiable intangible assets were determined with the assistance of an independent appraiser through established valuation techniques.
In accordance with FASB ASC 350, Intangibles-Goodwill and Other, the Company conducts an impairment evaluation for goodwill at least annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The Company performed the assessment concluding no impairment noted for the period from January 1, 2019 to January 31, 2019 and the year ended December 31, 2018.
Debt financing costs: Costs incurred related to the financing of long-term debt are netted against the debt and amortized over the remaining life of the related debt offering. Costs associated with the terms loan are amortized using the straight-line method. Amortization expense is recorded as a component of interest expense.
Impairment of long-lived assets: Long-lived assets include property and equipment, definite lived intangible assets and capitalized software development costs. Long-lived assets are reviewed by management for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of undiscounted cash flows to the recorded value of the asset. If any impairment is indicated, the asset is written down to its estimate fair value determined on a discounted cash flow basis. For the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, the Company does not believe any impairment of its long-lived assets has occurred.
Revenue recognition (FASB ASC 605): The Company derives revenue by providing software as a service (SaaS) to the customer in which the customer does not have the rights to the software license itself but can use the hosted software for the contracted term. As a result, the Company recognizes revenue from these arrangements in accordance with FASB ASC Topic 605, “Revenue Recognition” during the year ended December 31, 2018. In accordance with the guidance, the Company accounts for its customer arrangements as service contracts.
Revenue is recognized only when persuasive evidence of an arrangement exists, the fee is fixed or determinable, the product or service has been delivered, and collectability of the resulting receivable is probable.
During the year ended December 31, 2018, SaaS revenue was recognized ratably over the term of the related contract, assuming all revenue recognition criteria had been met. SaaS fees are paid by customers for rights to access the Company’s online search technology and database of business people and companies pursuant to subscription agreements with defined terms. The Company’s subscription agreements also generally provide an annual level of

Note 2 - Summary of Significant Accounting Policies (continued)

usage for the ability to generate lists and data append services. These contracts also provide the rate at which the customer must pay for usage above and beyond the annual allowable level. Any excess over the annual level of usage requires the customer to pay an additional fee and associated revenue from the ability to use these additional lists or data append services is recognized ratably over the period of availability. Remaining usage expires upon the expiration of the subscription term to the extent unused. Revenue for the annual usage fee is recognized ratably over the subscription term as the pattern of performance is not determinable.
Deferred revenue represent amounts billed or received in advance of satisfying the revenue recognition policy described above and includes $8,232,322 that is included in both accounts receivable and deferred revenue at December 31, 2018, respectively. The Company believes that it has an enforceable collection right pursuant to the related contracts.
Revenue recognition (FASB ASC 606): During the period from January 1, 2019 through January 31, 2019, the Company adopted ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606). The Company adopted ASC 606 on January 1, 2019 utilizing the modified retrospective method which requires the standard to be adopted for the period beginning January 1, 2019 with no change to the year ended December 31, 2018. Results for the period from January 1, 2019 through January 31, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under accounting standards in effect for the prior periods. The Company recorded an adjustment to accumulated deficit on January 1, 2019 due to the cumulative impact of adopting ASC 606. See Note 3 for the required disclosures related to the impact of adopting this standard.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods and services. ASC 606 requires disclosures of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
The core principle of the standard is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expect to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following five step model:

1.	Identify the contract with the customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) each performance obligation is satisfied.
The Company generally recognizes revenue for subscription contracts ratably over the contractual term, beginning on the date that the service is made available to the customer. Deferred revenue results from amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations.
The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes estimates of variable consideration. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company recorded variable consideration of $98,000 during the period from January 1, 2019 through January 31, 2019. The Company recorded a $435,912 adjustment to accumulated deficit related to variable consideration upon adoption of ASC 606 (Note 3).
Deferred revenue represent amounts billed or received in advance of satisfying the revenue recognition policy described above and includes $2,886,392 that is included in both accounts receivable and deferred revenue at January 31, 2019. The Company believes that it has an enforceable collection right pursuant to the related contracts.
Contract costs: During the period from January 1, 2019 through January 31, 2019, the Company adopted FASB ASC 340-40 - Other Assets and Deferred Costs—Contracts with Customers as part of the ASU 2014-09. Sales

Note 2 - Summary of Significant Accounting Policies (continued)

commissions paid to sales personnel are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are capitalized and amortized on a straight-line basis over three years which represents the expected benefit period of the associated contracts. The Company determines the period of benefit by taking into consideration the historical and expected durations of customer contracts, the expected useful life of the technology, and other factors. Sales commissions for renewal contracts are generally deferred and amortized on a straight-line basis over the related contractual renewal period, which is generally one year. Amortization expense related to capitalized commissions is included as a component of sales and marketing expense in the accompanying consolidated statement of operations. Total capitalized commissions as of January 31, 2019 were $3,585,122. Prior to adoption of FASB ASC 340-40, sales commissions were expensed as incurred.
The Company recorded an adjustment to accumulated deficit on January 1, 2019 due to the cumulative impact of adopting ASC 340-40 of $3,280,346. During the period from January 1, 2019 through January 31, 2019, the Company capitalized commissions of $536,565 and recorded amortization expense of $231,789. See Note 3 for required disclosures related to the impact of adopting this standard.
The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period is one year or less.
Advertising costs: Costs related to advertising are expensed as incurred. Advertising costs include tradeshows, promotional items, marketing consultants, and direct marketing. For the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, total advertising expenses were $164,759 and $2,771,005, respectively.
Research and development costs and software development costs: Research and development costs are expensed as incurred except for internal software development costs that qualify for capitalization. Research and development costs consist of personnel costs for the design, deployment, testing and enhancement of the Company’s technology. For development costs related to the Company’s cloud-based service, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. The Company did not incur any material qualifying costs during the application development stage during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018. Costs charged to expense relating to research and development totaled $1,663,534 and $13,093,595 for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively.
Stock-based compensation: The Company accounts for equity-based employee compensation arrangements in accordance with ASC 718, Compensation-Stock Compensation. The Company records stock-based compensation expense based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with ASC 718, the Company recognizes the compensation cost of stock-based awards on a straight-line basis over the requisite service period.
Redeemable stock: On August 11, 2017, the Company entered into a Securities Purchase Agreement (the Agreement) with GHP Zoom Investor LLC (Parent Company), an affiliate of Great Hill Equity Partners VI LP (Acquirer), for the acquisition of 55% of the Company’s equity interest through a leverage recapitalization transaction (Recapitalization). In connection with the close of the Recapitalization, the Company agreed to a mandatory repurchase of certain shares of stock at a specified future date. The Company agreed to purchase and the shareholders agreed to sell the shares of Series A Common Stock (Mandatorily Redeemable Equity Securities) at a date no later than July 31, 2018 (Mandatory Redemption Date) at a price per share determined based on a multiple of billings for the 12 month period ended June 30, 2018. Consistent with the guidance in ASC 480, Distinguishing Liabilities from Equity, the Mandatorily Redeemable Equity Securities are recognized as a liability and measured at fair value on the date of issuance. Subsequent measurement of the liability for the Mandatorily Redeemable Equity Securities is fair value. The Company recorded a share redemption liability of $41,912,000 at December 31, 2017. During the year ended December 31, 2018, the Company repurchased 17,079,761 shares of Mandatorily Redeemable Equity Securities for total cash consideration of $55,999,015. As a result, during the year ended December 31, 2018, the Company recorded a loss of $14,087,015 upon purchase of Mandatorily Redeemable Equity Securities.
Income taxes: The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and for net operating loss carryforwards, measured using the enacted tax rates and laws

Note 2 - Summary of Significant Accounting Policies (continued)

that will be in effect when differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company follows the provisions of applicable accounting standards relative to accounting for uncertainties in tax positions. Under these provisions, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax positions as well as the consideration of available facts and circumstances.
Recent accounting pronouncements:
Recently Adopted Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company adopted ASC 606 on January 1, 2019 using the modified retrospective method. Under this approach, the new standard applies to all new contracts initiated on or after January 1, 2019. For existing contracts that had remaining obligations as of January 1, 2019, any difference between the recognition criteria in ASC 606 and the Company’s legacy revenue recognition practices was recognized using a cumulative effect adjustment to the opening balance of accumulated deficit (Note 3).
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 simplifies several aspects of the accounting for equity-based payment awards, including: (a) the income tax consequences, (b) classification of the awards as either equity or liabilities, (c) classification on the statement of cash flows and (d) accounting for forfeitures as they occur. ASU 2016-09 is effective for final financial statement periods beginning after December 15, 2017. The Company adopted this guidance during the year ended December 31, 2018. The adoption of this guidance did not materially impact the financial statements (Note 11).
Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company did not evaluate the impact of adopting the guidance due to the sale of the Company as disclosed within Note 15.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350), which eliminates the requirement to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill (commonly referred to as Step 2) from the goodwill impairment test. The new standard does not change how a goodwill impairment is identified. The Company will continue to perform quantitative and qualitative goodwill impairment test by comparing the fair value of each reporting unit to its carrying amount, but if the Company is required to recognize a goodwill impairment charge, under the new standard the amount of the charge will be calculated by subtracting the reporting unit’s fair value from its carrying amount. Under the prior standard, if the Company were required to recognize a goodwill impairment charge, Step 2 required to calculate the implied value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination and the amount of the charge was calculated by subtracting the reporting unit’s implied fair value of goodwill from its actual goodwill balance. The new standard is effective for annual reporting periods beginning after December 15, 2021,

Note 2 - Summary of Significant Accounting Policies (continued)

with early adoption permitted, and should be applied prospectively from the date of adoption. The Company did not evaluate the impact of adopting the guidance due to the sale of the Company as disclosed within Note 15.
Note 3 - Revenue from Contracts with Customers
On January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), utilizing the modified retrospective method applied to those contracts that were not completed as of December 31, 2018. Results for the period from January 1, 2019 through January 31, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under accounting standards in effect for the prior period. The Company recorded a net decrease to beginning accumulated deficit of $2,088,212 on January 1, 2019. The net decrease to beginning accumulated deficit is due to an adjustment for capitalized commissions of $3,280,346 which was offset by a $435,912 adjustment to deferred revenue and a $756,222 reduction to the income tax benefit. The adjustment to deferred revenue is the result of the Company recording variable consideration.
The impact of adopting ASC 606 and ASC 340-40 during the period from January 1, 2019 through January 31, 2019 on the consolidated statement of operations is outlined below:

	As Reported	Under ASC 605	Impact of ASC 606
Revenue	$9,693,329	$9,791,329	$(98,000)
Operating expenses	8,042,952	8,347,737	(304,785)
Income from operations	$1,650,377	$1,443,592	$206,785
Loss before income taxes	$645,059	$438,274	$206,785
Income tax benefit (provision)	(136,228)	619,994	(756,222)
Net loss	$781,287	$(181,720)	$963,007
Revenue by geography is determined by the domicile of the Company’s contracting entity. All customer contracts are with the Company’s U.S. entity, therefore 100% of the Company’s revenue is designated as U.S. revenue. Due to the SaaS based nature of the Company’s service, it is possible that some of our customers use the service outside of the U.S.
All of the Company’s revenue is recognized over time based on the contractual term of the SaaS offering.
Changes in deferred revenue during the period from January 1, 2019 through January 31, 2019 were as follows:

Deferred revenue, as of January 1, 2019	$67,535,004
ASC 606 adjustments	435,912
Billings	9,986,245
Revenue recognized	(9,693,329)
Deferred revenue, January 31, 2019	$68,263,832
Note 4 - Business Combinations
Yonatan Institute- On August 27, 2018, the Company acquired 100% of Yonatan Institute for Research Ltd. (Yonatan Institute), an affiliate not under common control of the Company located in Israel. Yonatan Institute has provided services to the Company since 2012 and the seller is the founder and former Chief Executive of the Company. The Company paid $535,490 for all rights, title and interest as well as equitable shares in the subsidiary. Upon consummation of the transaction, the Company changed the name of the Israel entity to Zoom Information Israel Ltd. and the former owner retained the naming rights of Yonatan Institute. The consideration consisted of a cash contribution of $203,841, net of cash acquired of $331,649.

Note 4 - Business Combinations (Continued)

The following summarizes the estimated fair value of assets acquired and liabilities assumed:

Current assets	$501,311
Current liabilities	(416,364)
Property and equipment	118,894
Fair value of assets acquired and liabilities assumed	$203,841
Datanyze- On September 18, 2018, the Company entered into a share purchase agreement to acquire all of the issued and outstanding shares of Datanyze, Inc. and Datanyze Rus, LLC (Datanyze) for a total purchase price of $14,471,955. The consideration consisted of a cash contribution totaling $1,863,878, net of cash acquired and proceeds from notes payable of $12,608,077 (Note 7). Datanyze is utilizing technographic data for sales and marketing efforts to provide customers with real-time insights of a company’s technology choices and buying signals.
The Company, with the assistance of external valuation specialists, allocated the purchase price to its identifiable tangible and intangible assets and liabilities, with the remaining amount classified as goodwill.
The following summarizes the estimated fair value of assets acquired and liabilities assumed:

Accounts receivable	$323,070
Prepaid expenses and other current assets	194,104
Tradenames	80,000
Developed technology	430,000
Customer relationships	1,260,000
Non-competition agreements	220,000
Accrued expenses	(650,416)
Accounts payable	(127,365)
Deferred revenue	(1,000,000)
Goodwill	13,742,562
Fair value of assets acquired and liabilities assumed	$14,471,955
Note 5 - Property and Equipment
Property and equipment consists of the following as of January 31, 2019 and December 31, 2018:

	2019	2018
Computer software and equipment	$1,766,809	$1,398,137
Leasehold improvements	1,684,108	169,537
Furniture and fixtures	3,069,958	63,324
	6,520,875	1,630,998
Less: accumulated depreciation	(795,702)	(686,482)
	$5,725,173	$944,516
Depreciation expense for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018 was $109,220 and $648,853, respectively. During the year ended December 31, 2018, the Company sold property and equipment for total proceeds of $130,000 and recorded a gain on the sale of $72,943.

Note 6 - Intangible Assets and Goodwill
Intangible assets consist of the following at January 31, 2019:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names	2-7 years	$7,114,000	$(1,496,415)	$5,617,585
Developed technology	4-7 years	52,413,000	(10,990,951)	41,422,049
Customer relationships	5-9 years	$9,379,000	$(1,424,210)	$7,954,790
Non-competition agreements	3 years	220,000	(27,209)	192,791
Total intangibles		$69,126,000	$(13,938,785)	$55,187,215
Intangible assets consist of the following at December 31, 2018:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names	2-7 years	$7,114,000	$(1,409,343)	$5,704,657
Developed technology	4-7 years	52,413,000	(10,363,148)	42,049,852
Customer relationships	5-9 years	$9,379,000	$(1,328,034)	8,050,966
Non-competition agreements	3 years	220,000	(21,098)	198,902
Total intangibles		$69,126,000	$(13,121,623)	$56,004,377
Amortization expense for intangible assets was $817,162 and $9,467,672 for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively. Of this expense, $627,804 and $7,456,004 is included in cost of revenue for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively, with the remainder included within depreciation and amortization in the accompanying consolidated statements of operations.
Based on the current amount of intangible assets subject to amortization, the amortization expense for each of the succeeding years is as follows:

2019	$8,988,782
2020	9,795,035
2021	9,744,647
2022	9,662,750
2023	9,512,618
Thereafter	7,483,383
$55,187,215

Note 6 - Intangible Assets and Goodwill (continued)

The changes in intangible assets subject to amortization were as follows as of December 31, 2018 and January 31, 2019:

Balance as of December 31, 2017	$63,482,049
Addition of Datanyze intangible assets	1,990,000
Amortization expense	(9,467,672)
Balance as of December 31, 2018	56,004,377
Amortization expense	(817,162)
Balance as of January 31, 2019	$55,187,215
Goodwill consisted of the following as of December 31, 2018 and January 31, 2019:

Balance as of December 31, 2017	$155,173,906
Acquisition of Datanyze	13,742,562
Balance as of December 31, 2018 and January 31, 2019	168,916,468
Note 7 - Long-Term Debt
On August 11, 2017, the Company entered into a credit agreement (Credit Agreement) which consisted of a $80,000,000 term loan (Term Loan) and a $5,000,000 revolving commitment (Revolver). The maturity date of the Credit Agreement is August 10, 2022, and contains various covenants, restrictions and provisions. The interest rate per annum of the Term Loan is variable and based upon Base Rate Loans or LIBOR Loans. The applicable margin is 5% per annum on Base Rate Loans and 6% per annum on LIBOR Loans. The Base Rate refers to the greater of the Prime Rate; the sum of the Federal Funds Rate + .5%; 1-month LIBOR plus the difference of the applicable margin for LIBOR Loans (6%) and the applicable market for Base Loans (5%); and 2% per annum. The LIBOR rate refers to the greater of a rate equal to the offered rate for deposits for the applicable interest period as selected by the borrower and 1%. In the event of a default, the applicable margin shall be increased by 2%. The Revolver bears a commitment fee equal to 0.5% per annum calculated on 360 day year, for the balance upon which the revolving loan commitment exceeds the average daily revolving outstanding balance. The Credit Agreement requires quarterly principal payments on the Term Loan. Repayment of the Term Loan is at an aggregate principal amount equal to 0.25% of the principal on the close date, due and payable on the last business date of each calendar quarter, with payments commencing the last day of September 2017. Repayment of the Revolver is due in full on the termination date of the Revolver. The Company incurred origination costs of $1,987,500 which were recorded as a debt discount and are being expensed over the term of the Credit Agreement.
On July 10, 2018, the Company amended its Credit Agreement (First Credit Amendment). The First Credit Amendment increased the outstanding Term Loan from $80,000,000 to $130,000,000. The proceeds from the First Credit Amendment were utilized for the settlement of the share redemption obligation (Note 2). The First Credit Amendment matures on August 10, 2022, requires quarterly payment of 0.25% of the aggregate principal outstanding and requires the Company to maintain various covenants, restrictions and provisions. The First Credit Amendment was considered a debt modification in accordance with FASB ASC 405-20, Liabilities/Extinguishment of Liabilities and FASB ASC 470-50, Debt-Modifications and Extinguishments. As a result of the modification, the Company incurred additional financing costs directly to the lender of $1,085,000 which were recorded as a debt discount.
On September 19, 2018, the Company amended its Credit Agreement (Second Credit Amendment). The Second Credit Amendment increased the outstanding Term Loan from $130,000,000 to $143,100,000. The proceeds from the Second Credit Amendment were utilized to fund the Company’s acquisition of Datanyze (Note 4). The Second Credit Amendment matures on August 10, 2022, requires quarterly payment of 0.25% of the aggregate principal outstanding and requires the Company to maintain various covenants, restrictions and provisions. The Second Credit Amendment was considered a debt modification in accordance with FASB ASC 405-20, Liabilities/Extinguishment of Liabilities and FASB ASC 470-50, Debt-Modifications and Extinguishments. As a result of the modification, the Company incurred additional financing costs directly to the lender of $491,923 which were recorded as a debt discount.

Note 7 - Long-Term Debt (continued)

At January 31, 2019 and December 31, 2018, the Company had $0 outstanding on the Revolver and $136,617,250 outstanding on the Term Loan. During the year ended December 31, 2018, the Company made an excess cash flow payment of $5,000,000 on the outstanding principal. No principal payments were made during the period from January 1, 2019 through January 31, 2019. The interest rate on the Term Loan as of January 31, 2019 was 8.80%.
During the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, the Company recorded non-cash interest expense related to the amortization of the debt discount of $65,565 and $537,814, respectively.
Future minimum contractual principal payment obligations due per the Company’s credit agreements are as follows as of January 31, 2019:

Years Ending December 31,
2019	$1,431,000
2020	1,431,000
2021	1,431,000
2022	132,324,250
Total	136,617,250
Less: current portion of notes payable	(1,431,000)
Less: unamortized debt discount	(2,797,016)
Notes payable, net of current portion	$132,389,234
Note 8 - Related Party Transactions
During the year ended December 31, 2018, the Company paid a $50,000 management fee to certain holders of Preferred Stock. No management fees were paid during the period from January 1, 2019 through January 31, 2019. Prior to the acquisition of Yonatan Institute (Note 4), the Company paid $3,131,691 during the year ended December 31, 2018 for consulting and management services to Yonatan Institute which was owned by an entity that owned 12% of the Company’s common stock.
Note 9 - Preferred Stock
As of January 31, 2019, the Company had 28,333,340 shares of $0.02 par value Series C Convertible Preferred Stock (Series C Preferred), 8,533,320 shares of $0.02 par value Series A Convertible Preferred Stock (Series A Preferred) and 80,000,000 shares of $0.02 par value Series 1 Convertible Preferred Stock (Series 1 Preferred) authorized for issuance. The Company has 53,944,487 shares of Series 1 Preferred Stock outstanding and no shares of Series C Preferred or Series A Preferred outstanding as of January 31, 2019 and December 31, 2018, respectively.
Rights, preferences and privileges of the Series 1 Preferred, Series C Preferred and the Series A Preferred (collectively, the Preferred Stock) are as follows:
Voting rights:  The holders of Preferred Stock are entitled to such number of votes per share as is equal to the number of shares of common stock into which each share of such Preferred Stock could be converted.
Dividends:  The Series 1 Preferred Stock accrues dividends at a rate of 8% of the original issue price, plus previously accrued dividends, compounded annually, whether or not declared by the Board of Directors. Accrued dividends are payable only when and if declared by the Board of Directors. At January 31, 2019, accumulated (but undeclared) dividends amounted to $9,719,735. No dividends were declared or paid by the Company during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018.
Conversion:  Each outstanding share of Preferred Stock will convert into one share of Series V Common Stock concurrently with the closing of the earlier of the sale of all or substantially all assets of the Company, the acquisition of the Company by another entity by way of merger or consolidation such that the Company is public offering of the Company’s Common Stock in which the gross proceeds to the Company are no less than $25,000,000.

Note 9 - Preferred Stock (continued)

Additionally, each share of Series A Preferred is convertible into Series V Common Stock, at the option of the holder at any time upon notice to the Company. Each share of Series C Preferred and Series 1 Preferred are convertible, at the option of the holder at any time upon notice to the Company, into such number of fully paid and nonassessable shares of Series V Common Stock as is determined by dividing the base price by the respective series conversion price in effect at the time of conversion.
Liquidation:  Upon the liquidation, dissolution, or winding up of the Company holders of shares of Preferred Stock are entitled on a pari passu basis to be paid out of the assets of the Corporation available for distribution before any payment shall be made to Common Stock. Payable in an amount per share equal to the greater of (i) the applicable Original Issue Price for such series, plus any Accruing Dividends, regardless of whether they have been declared, plus any other dividends declared and unpaid, and (ii) such amount per share as would have been payable had all shares of the series of Preferred Stock been converted into Series V Common Stock at the applicable conversation rate immediately prior to the liquidation. All outstanding shares of Series A Preferred shall automatically convert to shares of Common Stock based on a deemed liquidation event as defined within the Articles of Incorporation. The Preferred Stock is classified outside of permanent equity because the underlying agreement includes a deemed liquidation provision.
Note 10 - Common Stock
As of January 31, 2019 the Company had 37,763,000 shares of $0.02 par value Series A Common Stock (Series A Common), 54,959,650 shares of $0.01 par value Series B Common Stock (Series B Common) and 237,723,310 shares of $0.02 par value Series V Common Stock (Series V Common) authorized, respectively.
The rights, preferences, and privileges of the Series A Common, Series B Common and Series V Common (collectively the Common Stock) are as follows:
Voting rights:  The holders of Series A Common and Series V Common are entitled to one vote for each share held. The Series B Common is nonvoting stock. Additionally, the affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock, Series C Preferred Stock and Series V Common Stock, counted together as one class, and, separately, a majority of Series A Common Stock, voting as a class, is required for certain stockholder actions to carry.
Conversion:  Each outstanding share of Series A Common and Series B Common will automatically convert into one share of Series V Common concurrently with the closing of the earlier of the sale of all or substantially all assets of the Company, the acquisition of the Company by another entity by way of merger or consolidation such that the Company is not the surviving entity, or the first underwritten public offering of the Company's Common Stock, in which the gross proceeds to the Company are no less than $25 million.
Additionally, each outstanding share of Series A Common is convertible into Series V Common, at the option of the holder, at any time upon notice to the Company.
Dividends:  Dividends may be declared and paid on the Common Stock if and when determined by the Board of Directors. No such dividends were declared or paid during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018. Dividends are not cumulative and do not accrue.
Note 11 - Stock Compensation Plan
During 2017, the Company adopted the 2017 Stock Plan (the Plan). The Plan permits the grant of incentive and non-statutory stock options, for the purchase of up to an aggregate of 8,700,000 shares of Series B common stock to employees, directors, and consultants. During 2018, the Company increased the aggregate number of Series B common stock available for issuance to 11,300,000 shares. As of January 31, 2019, 828,240 shares were available for grant under the Plan. The Board of Directors may at any time, amend, alter, suspend or terminate the Plan.
The per share exercise price for the shares to be issued pursuant to the exercise of an option will be determined by the Board of Directors, but will be no less than 100% of the fair market value per share on the date of the grant. Stock options generally vest ratably over four years and expire ten years from the date of grant.

Note 11 - Stock Compensation Plan (continued)

All options granted to date are exercisable into Class B common stock. The following table summarizes option activity under the Plan for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2017	—	$—
Granted	10,967,000	1.50
Exercised	(162,240)	0.58
Canceled	(302,580)	2.26
Outstanding at December 31, 2018	10,502,180	$0.58
Granted	—	—
Exercised	(13,600)	0.58
Canceled	(4,520)	0.58
Outstanding at January 31, 2019	10,484,060	$0.58
The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its common stock as it is not a public company, and as such volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the estimated time until a distributable event. The risk free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the history and expectation of paying no dividends. Forfeitures are accounted for as they occur.
The weighted-average fair value of stock options granted during the year ended December 31, 2018, under the Black-Scholes option pricing model were $0.17 per share. There were no options granted during the period from January 1, 2019 through January 31, 2019. The fair value of stock options issued to employees was calculated with the following assumptions:

2018
Risk-free interest rate	2.27-3.05%
Expected dividend yield	0%
Expected life of option	5-6.08 years
Volatility factor	39-41%
The Company recorded stock-based compensation expense in connection with option awards of $45,351 and $568,185 for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively. As of January 31, 2019, there was $1,217,462 of unrecognized compensation expense related to unvested option awards that is expected to be recognized over a weighted average period of 2.72 years.
Note 12 - Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss carryforwards.

Note 12 - Income Taxes (continued)

The federal and state income tax provision (benefit) for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018 is as follows:

	2019	2018
Current tax expense:
Federal	$—	$—
State	72,682	257,276
	72,682	257,276
Deferred tax benefit
Federal	(453,891)	(2,922,971)
State	244,981	(2,246,930)
	(208,910)	(5,169,901)
Income tax benefit	$(136,228)	$(4,912,625)
Deferred tax assets and liabilities consist of the following at January 31, 2019 and December 31, 2018:

	2019	2018
Net operating loss carryforwards	$221,864	$472,081
Research and development tax credit carryforwards	2,101,617	1,702,844
Accrued expenses	(988,311)	(49,140)
Other temporary differences	(20,552)	(37,942)
Intangible assets	(12,500,882)	(12,690,821)
Interest limitation	1,037,671	896,713
Deferred revenue	679,264	784,277
Net deferred tax liability	$(9,469,299)	$(8,921,988)
As of January 31, 2019, the Company had federal and state net operating loss carryforwards of $115,071 and $106,793, respectively. The Company has federal and state research and development credit carryforwards of $1,268,642 and $832,975, respectively, which expire at various dates through 2028.
As of December 31, 2018, the Company had federal and state net operating loss carryforwards of $318,393 and $153,688, respectively. The Company has federal and state research and development credit carryforwards of $869,869 and $832,975, respectively, which expire at various dates through 2028.
Note 13 - Employee Benefit Plan
The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan are discretionary and no such contributions were made during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018.
During the year ended December 31, 2018, the Company accrued for distributions totaling $2,785,522 to eligible employees in accordance with the Profit Sharing Plan which were paid during the period from January 1, 2019 through January 31, 2019. During the period from January 1, 2019 through January 31, 2019, the Company accrued for bonuses of $233,000 as the Profit Sharing Plan was terminated as a result of the acquisition by DiscoverOrg Holdings, LLC (Note 15).

Note 14 - Commitments and Contingencies
Operating leases: The Company leases office space under a non-cancelable operating lease for its headquarters in Waltham, Massachusetts. The amendment entered into on August 31, 2017 provides for total monthly payments of $83,110. The August 31, 2017 amendment extended the term of the lease agreement through June 30, 2023. The Company leases office space under a non-cancelable operating lease for its satellite office in Grand Rapids, Michigan. Total monthly rent is $2,900 for the term of the lease. The Company has tenant at will arrangements for its facilities in Israel and Russia.
On January 7, 2019, the Company entered into a non-cancelable operating lease for its headquarters in Waltham, Massachusetts. The Company moved their corporate headquarters from the Waltham, MA space noted above. The lease ends on January 31, 2031 and includes a free rent period of thirteen months with monthly rent of $265,560 thereafter. The future minimum lease payment schedule below has been updated to include the future commitments under the new lease.
Rent expense, including operating costs, for the period from January 1, 2019 through January 31, 2019 and the year December 31, 2018 totaled $148,093 and $1,372,168, respectively.
Future minimum lease payments due under this non-cancelable lease agreement are as follows as of January 31, 2019:

2019	$1,360,566
2020	3,043,396
2021	3,186,723
2022	3,186,723
2023	3,186,723
Thereafter	22,572,621
$36,536,752
Contingencies: From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual or disclosure for related losses in the consolidated financial statements.
Note 15 - Subsequent Events
The Company has evaluated subsequent events through November 22, 2019, which is the date the consolidated financial statements were available to be issued. The Company determined the following item was required to be disclosed in these consolidated financial statements.
On February 1, 2019, 100% of the outstanding shares of the Company was acquired by DiscoverOrg Holdings, LLC.

                Shares

ZoomInfo Technologies Inc.

Class A Common Stock

PROSPECTUS
          ,

J.P. Morgan(1)
Morgan Stanley
__________________

(1)	In alphabetical order.

Through and including               ,          (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and                    .

Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority, Inc.		*
Listing Fee— .		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*
Total	$	*
________________

*	To be provided by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses such officer or director has actually and reasonably incurred.

Section 145 also provides that the expenses incurred by a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise in defending any action, suit or proceeding may be paid in advance of the final disposition of the action, suit or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.
Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.
The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
On November 14, 2019, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to DiscoverOrg Holdings, LLC for $1.00. The issuance of such shares of Class B common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)Financial Statement Schedules. The information required by this item is contained under the section “Financial Statements—Schedule I Financial Information of DiscoverOrg Holdings, LLC” beginning on page F- of the prospectus that forms a part of this Registration Statement. That section is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

(1)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes that,

(A)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)
For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(D)
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
5.1	Opinion of Simpson Thacher & Bartlett LLP*
10.1	Form of Amended and Restated Limited Liability Company Agreement of ZoomInfo OpCo*
10.2	Form of Tax Receivable Agreement*
10.3	Form of Exchange Agreement*
10.4	Form of Registration Rights Agreement*
10.5	Form of Stockholders Agreement*
10.6	Form of Indemnification Agreement*
10.7	Form of 2020 Omnibus Incentive Plan†*
10.8	Employee Stock Purchase Plan†*
10.9	Employment agreements with named executive officers†*
10.10	Forms of equity award agreements under 2020 Omnibus Incentive Plan†*
10.11
First Lien Credit Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the guarantors party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer, and the other lenders and L/C issuers party thereto*

10.12
First Lien Security Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the grantors party thereto from time to time and Morgan Stanley Senior Funding, Inc., as collateral agent*

10.13	First Lien Holdings Guaranty, dated as of February 1, 2019, among DiscoverOrg Midco, LLC and Morgan Stanley Senior Funding, Inc., as administrative agent*
10.14	First Lien Subsidiary Guaranty, dated as of February 1, 2019, among the guarantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent*
10.15
First Lien Intercompany Subordination Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the subordinated creditors and obligors party thereto from time to time and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent*

10.16
Second Lien Credit Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the guarantors party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer, and the other lenders and L/C issuers party thereto*

10.17
Second Lien Security Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the grantors party thereto from time to time and Morgan Stanley Senior Funding, Inc., as collateral agent*

10.18	Second Lien Holdings Guaranty, dated as of February 1, 2019, among DiscoverOrg Midco, LLC and Morgan Stanley Senior Funding, Inc., as administrative agent*
10.19	Second Lien Subsidiary Guaranty, dated as of February 1, 2019, among the guarantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent*
10.20
Second Lien Intercompany Subordination Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the subordinated creditors and obligors party thereto from time to time and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent*

10.21
First Lien/Second Lien Intercreditor Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the other grantors thereto from time to time, Morgan Stanley Senior Funding, Inc., as senior priority representative, Morgan Stanley Senior Funding, Inc., as second priority representative, and additional representatives party thereto from time to time*

Exhibit No.	Description
21.1	Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP*
23.2	Consent of RSM US LLP*
23.3	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of this Registration Statement)*
________________

*	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on the           day of           ,           .

ZOOMINFO TECHNOLOGIES INC.

By:
Name: Henry Schuck Title: Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Henry Schuck, Cameron Hyzer and Anthony Stark, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the           day of           ,           .

Signature	Title

Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
Henry Schuck

Chief Financial Officer (principal financial officer)
Cameron Hyzer

Vice President of Accounting and Controller (principal accounting officer)
David Reid